As filed with the Securities and Exchange Commission on January 24, 2005.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Aspreva Pharmaceuticals Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2834	98-0435540
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1203 – 4464 Markham Street

Victoria, British Columbia
Canada V8Z 7X8
(250) 744-2488
(Address Including Zip Code, and Telephone Number
including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, Address Including Zip Code and Telephone Number,
Including Area Code of Agent for Service)

Copies to:

R. Hector MacKay-Dunn, Q.C. Trevor R. Scott, Esq. Farris, Vaughan, Wills & Murphy 25th Floor, 700 West Georgia Street Vancouver, British Columbia Canada V7Y 1B3 (604) 684-9151	Barbara A. Kosacz, Esq. Laura A. Berezin, Esq. John T. McKenna, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306-2155 USA (650) 843-5000	Charles K. Ruck, Esq. David B. Allen, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626-8290 USA (714) 540-1235	Philip J. Brown, Esq. Cheryl V. Reicin, Esq. Torys LLP Suite 3000 Box 270, TD Centre 79 Wellington Street W. Toronto, Ontario Canada M5K 1N2 (416) 865-7500

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee

Common Shares, without par value, and associated share purchase rights	$100,000,000	$11,770

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated January 24, 2005

PROSPECTUS

                          Shares

Common Shares

          This is our initial public offering. We are selling               of our common shares.

          We expect the public offering price to be between $         and $               per common share. Currently, no public market exists for our common shares. After the pricing of the offering we expect that our common shares will be quoted on the Nasdaq National Market under the symbol “ASPV”, and be approved for listing on the Toronto Stock Exchange under the symbol “ASV”.

          Investing in our common shares involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Aspreva Pharmaceuticals Corporation	$	$

          The underwriters may also purchase up to an additional               common shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The common shares will be ready for delivery on or about               , 2005.

Merrill Lynch & Co.

Banc of America Securities LLC

Pacific Growth Equities, LLC

The date of this prospectus is               , 2005.

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

          In this prospectus, unless otherwise specified, all monetary amounts are in United States dollars. To the extent that such monetary amounts are derived from our consolidated financial statements included elsewhere in this prospectus, they have been translated into United States dollars in accordance with our accounting policies as described therein. All other monetary amounts have been translated into United States dollars at the January 19, 2005 noon buying rate published by the Federal Reserve Bank of New York, being USD$1.00 = CAD$1.2268.

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PROSPECTUS SUMMARY

          This summary does not contain all of the information you should consider before buying our common shares. You should read the entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common shares.

Aspreva Pharmaceuticals Corporation

Our Company

          We are an emerging pharmaceutical company headquartered in Victoria, British Columbia focused on identifying, developing and commercializing new indications for approved drugs and drug candidates for underserved patient populations. Our strategy, which we call “indication partnering”, is to collaborate with pharmaceutical and biopharmaceutical companies to pursue new indication approvals which lie beyond their strategic focus. In these collaborations, we intend to assume the clinical, regulatory and commercial activities for these non-core indications of our collaborators’ existing drugs. We seek collaborations with those companies that have approved drugs and drug candidates that we believe have compelling scientific, clinical and commercial potential.

          We believe one of the most rapid and effective ways to provide drugs to underserved patients is by developing new uses for existing drugs. For many drugs, there exists scientific and clinical data that suggests potential efficacy in the treatment of multiple diseases outside of those for which they were approved. We employ a proprietary process to evaluate such data and identify those drugs having potential for high therapeutic and commercial value in underserved patient populations. Once a drug has been identified, we develop a clinical and marketing plan for the new indication and use that plan as the basis for pursuing an indication partnership.

          In July 2003, we entered into our first collaboration with Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd, collectively Roche, for exclusive world wide rights, excluding Japan, to develop and, upon regulatory approval, market CellCept for all autoimmune indications. CellCept is a drug currently approved in the United States, European Union, Canada and other countries for the prevention of organ transplant rejection. Based on our analysis of existing clinical trial and scientific data, we believe that CellCept also has the potential to be effective in treating a variety of autoimmune diseases.

          Pursuant to our agreement with Roche, we plan to conduct three clinical trial programs covering the following autoimmune indications: lupus nephritis, myasthenia gravis and pemphigus vulgaris. If we and Roche obtain regulatory approval for the use of CellCept in any of these indications, we will also be responsible for the promotion of CellCept for the approved autoimmune indications. Beginning in April 2005, we will share equally with Roche in the net sales of CellCept in non-transplant indications above a negotiated baseline amount of 134 million Swiss Francs per year.

Our Business Model

The Opportunity

          Millions of people live with diseases for which there are either no approved drugs or where the current standards of care are inadequate. While the pharmaceutical industry is aware of the medical needs within these underserved markets, it has generally not addressed them due to fiscal and structural constraints and the complex nature of drug development and commercialization often associated with many of these diseases.

Our Solution

          By conducting controlled clinical studies and seeking regulatory approval on behalf of, or with, pharmaceutical and biopharmaceutical companies for new indications for their existing drugs, we believe we can help to create an effective way to provide approved drugs to underserved patient populations. Upon regulatory approval we plan to market and promote these drugs for use in new indications and create and share additional product revenues.

Our Strategy

          Our strategy is to collaborate with pharmaceutical and biopharmaceutical companies to develop and commercialize new indications for approved drugs and drug candidates that fall outside of their core strategic focus. We intend to collaborate with potential partners by taking responsibility for funding and executing clinical development, regulatory approval and, upon approval, full commercialization of these new indications. The key elements of our strategy are:

•	target approved drugs and drug candidates for indication partnering;

•	benefit our pharmaceutical and biopharmaceutical partners;

•	become the partner of choice for new indications of their products, which we call “indication expansion”;

•	leverage our expertise in autoimmune diseases; and

•	focus our planned sales promotion force and commercial infrastructure within concentrated markets.

Status of Our Development Programs in Autoimmune Disease

Lupus Nephritis

          We plan to initiate in the first quarter of 2005 an international, multi-center Phase III clinical trial of CellCept for use in the induction and maintenance of lupus nephritis, with a recruitment target of 358 patients. We have met with regulatory agencies in the United Kingdom and Ireland, which we intend to use as our rapporteur, who is the co-ordinator for the evaluation of an application, and co-rapporteur, respectively, under the European Union’s centralized procedure for obtaining marketing authorization, and in Canada, each of whom did not object to our development plan for lupus nephritis. We have met with the Food and Drug Administration, or FDA, to discuss our proposed clinical trial strategy and plan to file an Investigational New Drug application in the first quarter of 2005. Upon reaching agreement with the FDA, we expect to commence our planned Phase III clinical trial of CellCept in lupus nephritis. We plan to initiate a six month induction study involving an unblinded comparison of CellCept to intravenous cyclophosphamide, an anti-cancer agent, followed by a maintenance study of up to three years involving a blinded comparison of CellCept to azathioprine, an immunosuppressant. We plan to complete the induction phase of this trial in late 2006.

Myasthenia Gravis

          We have undertaken in-depth clinical protocol development with leading clinical experts in myasthenia gravis. We reviewed this protocol with the FDA and filed an Investigational New Drug application in March 2004, which was subsequently allowed in April 2004. We have met with regulatory agencies in the United Kingdom and Ireland, which we intend to use as our rapporteur and co-rapporteur, respectively, under the European Union’s centralized procedure for obtaining marketing authorization, and in Canada, each of whom did not object to our development plan for myasthenia gravis. We have commenced enrollment and are continuing to enroll patients in a Phase III clinical program involving 136 patients. We plan to enroll these patients in several sites throughout Europe, North America and Israel. We plan to complete this trial in late 2006.

Pemphigus Vulgaris

          We have undertaken in-depth clinical protocol development with leading clinical and regulatory experts in pemphigus vulgaris. We have met with regulatory agencies in the United Kingdom and Ireland, which we intend to use as our rapporteur and co-rapporteur, respectively, under the European Union’s centralized procedure for obtaining marketing authorization, and in Canada, each of whom did not object to our development plan for pemphigus vulgaris. Based upon this feedback, we have commenced patient enrollment in a Phase III clinical trial in pemphigus vulgaris at sites in Canada, the European Union and the Middle East. The first patient was enrolled in the trial in June 2004. We are in discussions with the FDA regarding our strategies for obtaining regulatory approval in pemphigus vulgaris in the United States. Once discussions are complete, we plan to file an Investigational New Drug application and commence enrollment of patients in the United States. Depending on the outcome of our discussions with the FDA, our goal is to enroll 64 patients in sites in North America, the European Union and the Middle East. We plan to complete this trial in 2007.

Company Information

          We were incorporated under the Canada Business Corporations Act on December 20, 2001 and were continued under the British Columbia Business Corporations Act on November 19, 2004. We have two wholly-owned subsidiaries: Aspreva Pharmaceuticals SA and Aspreva Pharmaceuticals, Inc. Unless the context otherwise requires, any reference to “Aspreva”, “we”, “our” and “us” in this prospectus refers to Aspreva Pharmaceuticals Corporation and our subsidiaries. Our principal place of business is at 1203 – 4464 Markham Street, Victoria, British Columbia, V8Z 7X8. Our telephone number is (250) 744-2488 and our facsimile number is (250) 744-2498. We also maintain a web site at www.aspreva.com. The information contained in, or that can be accessed through our web site is not a part of this prospectus.

          Aspreva is our registered trademark. CellCept is the registered trademark of Roche. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

THE OFFERING

Common shares we are offering	shares

Common shares to be outstanding after this offering	shares

Initial public offering price	$ per share

Use of proceeds	We estimate that our net proceeds from this offering will be $ million at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses. We plan to use the net proceeds from this offering for our clinical trials, establishing and operating our own sales, marketing and medical education capabilities, and other working capital and general corporate purposes. See “Use of Proceeds”.

Proposed Nasdaq National Market symbol	“ASPV”

Proposed Toronto Stock Exchange symbol	“ASV”

          The number of our common shares to be outstanding immediately after this offering is based on 25,748,378 common shares outstanding as of December 31, 2004, and excludes:

•	1,884,912 common shares issuable upon the exercise of stock options outstanding as of December 31, 2004, with a weighted average exercise price of $3.76 per share;

•	230,360 common shares issuable upon the exercise of warrants outstanding as of December 31, 2004, at an exercise price of $3.88 per share; and

•	1,631,821 common shares reserved for future stock option grants under the Aspreva 2002 Incentive Stock Option Plan.

          Except as otherwise noted, all of the information presented in this prospectus is based on the following assumptions:

•	the automatic conversion of all our outstanding Series A preferred shares into an aggregate of 12,677,192 common shares immediately prior to the closing of this offering;

•	no exercise of the underwriters’ overallotment option; and

•	a 1.284-for-1 forward stock split of our outstanding common shares and Series A preferred shares, effected on , 2005.

SUMMARY CONSOLIDATED FINANCIAL DATA

          In the table below we provide a summary of our historical financial data. We have prepared this data using our audited consolidated financial statements for the period from December 20, 2001 (inception) to December 31, 2001, for the years ended December 31, 2002, 2003 and 2004, and for the period from December 20, 2001 (inception) to December 31, 2004. You should read this data together with our audited consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The summary consolidated balance sheet data is presented on an actual basis and on an as adjusted basis to reflect the sale of the               common shares offered at an assumed initial public offering price of $               per share, after deducting underwriting discounts and commissions and estimated offering expenses and the conversion of all our Series A preferred shares into an aggregate of 12,677,192 common shares.

	Period from				Period from
	December 20, 2001	Year Ended December 31,			December 20, 2001
	(Inception) to				(Inception) to
	December 31, 2001	2002	2003	2004	December 31, 2004

	(In thousands, except share and per share amounts)
Consolidated Statements of Operations Data
Expenses(1):
Research and development	$—	$74	$1,232	$10,138	$11,444
Marketing, general and administrative	2	95	1,252	12,002	13,351

Total expenses	2	169	2,484	22,140	24,795

Other (income) expense:
Interest and other income	—	—	(22)	(517)	(539)
Interest and other expense	—	—	72	870	942

Total other expense	—	—	50	353	403

Loss for the period	$(2)	$(169)	$(2,534)	$(22,493)	$(25,198)

Basic and diluted loss per common share	$(2,000)	$(0.03)	$(0.24)	$(1.86)

Weighted average number of common shares	1	6,738,173	10,484,907	12,094,524

Pro forma basic and diluted loss per common share(2)			$(0.24)	$(1.00)

Pro forma weighted average number of common shares(2)			10,484,907	22,583,598

(1) Includes stock-based compensation expense as follows:
Research and development		$13	$77	$600	$690
Marketing, general and administrative		—	73	1,739	1,812

Total		$13	$150	$2,339	$2,502

(2) Please see Note 2 to our consolidated financial statements for an explanation of the method used to compute pro forma basic and diluted loss per common share and the number of shares used in computing per share amounts.

	As of December 31, 2004

	Actual	As Adjusted

	(In thousands)
Consolidated Balance Sheet Data
Cash and marketable securities	$35,837	$
Working capital	30,300
Total assets	42,672
Long-term liabilities	568
Convertible redeemable preferred shares	49,341
Common shares	5,232
Deficit accumulated during the development stage	(25,198)
Total shareholders’ deficiency	(16,690)

RISK FACTORS

          Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, before deciding to invest in our common shares. If any of the following risks materialize, our business, financial condition, results of operation and future prospects will likely be materially and adversely affected. In that event, the market price of our common shares could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history, and expect to incur losses and to rely solely on sales of CellCept for substantially all our revenue for the foreseeable future.

          We were incorporated in 2001 and have a limited operating history. To date we have not recorded any revenues. Since our inception through December 31, 2004, we have incurred cumulative losses from operations of $25.2 million. Our losses to date have resulted primarily from general and administrative costs relating to our operations and costs related to the clinical development of CellCept for autoimmune indications.

          We anticipate that substantially all of our revenue for the foreseeable future will be from sales of CellCept pursuant to our agreement with Roche. Beginning in April 2005, we are entitled to share equally with Roche the net sales of CellCept attributed to CellCept’s use in non-transplant indications above a negotiated baseline of 134 million Swiss Francs per year. Our revenue is dependent on Roche and our mutual ability to track product sales arising from the use of CellCept by transplant patients. The methodology for accurately tracking sales of CellCept that has been agreed to may be a source of dispute with Roche, which may negatively affect our revenue and our relationship.

          We anticipate incurring substantial and increasing operating losses for the foreseeable future as we further develop CellCept for autoimmune indications, seek additional collaborations and operate as a public company. In addition, we may never become profitable or sustain profitability if achieved.

If we and Roche are unable to successfully manage our collaboration, the development and commercialization of CellCept for autoimmune indications may be delayed or prevented.

          Our collaboration with Roche involves a complex sharing of control over decisions, responsibilities, costs and benefits. Development and promotional activities related to CellCept in the autoimmune indications are approved by a joint committee, consisting of an equal number of our representatives and Roche’s representatives. In the event that the joint committee is unable to reach consensus on an issue, the dispute will be referred to senior management of both parties. Unless and until senior management reaches agreement on such dispute, neither party will have the right to implement any changes to the status quo that would result from resolution of such matter. Ultimate decision making authority is vested in us as to some matters and in Roche as to other matters. Although we are responsible for compiling and preparing all applications for regulatory approval of CellCept in autoimmune indications, Roche has the ultimate decision making authority to submit these applications to the appropriate regulatory authorities. If Roche does not approve the application we prepared, or requires that we revise or modify the application, this could result in delays in receipt of regulatory approvals. In addition, Roche may develop and commercialize, either alone or with others, products that are similar to, or competitive with, CellCept. Roche may also change the focus of its development and commercialization efforts and dedicate fewer resources to CellCept or our collaboration.

If we do not satisfy our obligations under the Roche agreement or if the agreement is terminated we may be forced to limit or cease our operations.

          Our agreement with Roche requires us to use commercially reasonable efforts to conduct three clinical trial programs for CellCept in autoimmune indications pursuant to an agreed upon development plan. In addition, until July 18, 2006, we are obligated to use our best efforts to raise adequate capital to finance our first three clinical trial programs in autoimmune indications pursuant to that development plan. We expect to incur aggregate additional expenses of approximately $75.0 million to complete our first three clinical trial programs. We believe that the net proceeds of this offering together with our available cash and marketable securities will fulfill this obligation to use our best efforts. Roche may disagree that we have met our obligations. Roche may allege that we are in breach of a material obligation under our agreement and seek to litigate the allegation. If Roche is successful in such litigation, Roche may either be awarded damages based upon such breach or the agreement might be terminated. After 2011, either party may terminate the agreement if there is a lack of non-transplant sales over the baseline for a prolonged period. In addition, if CellCept is withdrawn from or recalled in any given country, either party may terminate the agreement with respect to that country. If the agreement is terminated in its entirety or in a given country we may be forced to limit or cease our operations.

          Our agreement with Roche contains provisions requiring us to comply with applicable laws and regulations, including restrictions on the promotion of approved drugs for off-label uses. If it were determined by the FDA or other regulatory authority that we violated the rules relating to off-label promotion in connection with our pre-approval communications regarding CellCept, we may be deemed by Roche to be in material breach of the agreement. If we fail to cure any material breach of the agreement, Roche may commence legal action for damages and/or seek to terminate our agreement.

If Roche does not manufacture, distribute, price or sell CellCept at levels which generate sufficient revenue for us to operate, we may have to limit or cease our operations.

          We do not own or operate any manufacturing or distribution facilities. Roche, not Aspreva, controls the manufacture of CellCept and we have no alternative supplier. If we are unable to obtain adequate supplies of CellCept from Roche for our clinical trials, they could be delayed or prevented. In addition, if there is a shortage of CellCept, Roche may decide to allocate available supplies of CellCept to purchasers for use in transplant indications and not autoimmune or other indications, thereby reducing our revenues. Roche is solely responsible for distributing and selling CellCept, and setting the price, including all discounts and rebates, of CellCept.

          Roche’s control over the manufacture, distribution, pricing and sale of CellCept exposes us to a number of risks, which are outside our control including:

•	Roche may fail to comply with FDA-mandated current good manufacturing practices or similar regulations in other jurisdictions resulting in mandated production halts or limitations;

•	Roche may experience manufacturing quality or control issues which halt or limit CellCept production;

•	a manufacturing plant may be closed as a result of a natural disaster or work stoppage;

•	Roche may experience short or long-term supply problems, or problems distributing CellCept, including difficulties importing or exporting supplies or products;

•	Roche may decrease its efforts to market and promote CellCept for the transplant indications thus lowering the visibility of CellCept in the market; and

•	Roche may set a low price for CellCept or give discounts or rebates that effectively lower the price of CellCept, which in either case could reduce our revenues.

The expiration of Roche’s patents covering CellCept may reduce our revenue as competitors may seek to sell generic versions of CellCept.

          Roche owns the patents covering the composition of matter of CellCept. The United States patent covering CellCept expires in May 2009. Counterparts of this patent expire in most European countries in late 2010 or early 2011, but in some instances expire as early as 2007. Roche patents covering the process for manufacture of CellCept expire in the United States in July 2012, and in most other countries in July

2013. We and Roche expect that following expiration of all these patents competitors may manufacture and sell generic versions of CellCept, at a lower price, which would reduce CellCept’s revenues. In certain jurisdictions, including most Canadian provinces, legislation mandates generic substitution for brand name drugs. If competitors devise a means to manufacture CellCept which does not infringe Roche’s patents covering the process for manufacture, competitors may seek to sell generic versions of CellCept upon expiration of the composition of matter patents, which occurs in some countries as early as 2007.

          In addition, while we intend to seek orphan drug designation in the United States for lupus nephritis, myasthenia gravis and pemphigus vulgaris, to the extent any competitor obtains from the FDA approval of a generic form of CellCept after May 2009 with an orphan drug designation for such indication prior to our obtaining FDA approval for the same indication, they would be entitled to a seven year marketing exclusivity period, during which time we would be prohibited from marketing and promoting CellCept for the treatment of that orphan indication.

          If we obtain an orphan drug designation and FDA approval of CellCept for an indication, we would be entitled to seven years of marketing exclusivity for that orphan drug indication. However, if a competitor obtained approval of a generic form of CellCept for another indication, such as transplant use, physicians would not be prevented from prescribing the generic drug for the orphan indication during the period of marketing exclusivity. Such prescribing practices could adversely affect the sales of CellCept for the orphan indication.

We may incur significant liability if it is determined that we are promoting the “off-label” use of drugs or are otherwise found in violation of federal and state regulations in the United States or elsewhere.

          Physicians may prescribe drug products for uses that are not described in the product’s labelling and that differ from those approved by the FDA or other applicable regulatory agencies. Such off-label uses are common across medical specialities. We are aware that some physicians are prescribing CellCept for the treatment of certain autoimmune diseases, although neither we nor Roche are permitted to promote CellCept for the treatment of any autoimmune diseases, and the FDA and other regulatory agencies have not approved the use of CellCept for any autoimmune indications. Although the FDA and other regulatory agencies do not regulate a physician’s choice of treatments, the FDA and other regulatory agencies do restrict communications on the subject of off-label use. Companies may not promote drugs for off-label uses. Accordingly, prior to approval of any autoimmune indications for CellCept, we may not promote CellCept for such indications. The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

          Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional speech concerning their products. We engage in medical education activities and communicate with investigators and potential investigators regarding our clinical trials. Although we believe that all of our communications regarding CellCept are in compliance with the relevant regulatory requirements, the FDA or another regulatory authority may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

          We and our collaborators are also subject to the U.S. federal False Claims Act and U.S. federal Anti-Kickback law. We are in the process of developing a comprehensive compliance program that will seek to establish internal controls to facilitate adherence to the rules and program requirements to which we are and will become subject. If our compliance program is inadequate and we are determined to have violated these and other laws, we could incur significant penalties and be subject to criminal prosecution. Roche might deem any such determination by a governmental authority to constitute a material breach of our agreement. In addition, management’s attention could be diverted and our reputation and our ability to enter into future collaborations could be damaged.

If CellCept and any future products do not gain meaningful market acceptance we are not likely to generate significant revenues or become profitable.

          The degree of market acceptance for any product that we commercialize will depend on a number of factors, including:

•	acceptance by physicians and patients of each product as safe and effective;

•	potential advantages over existing or alternative therapies, including cost;

•	actual or perceived safety of similar classes of products;

•	relative convenience and ease of administration;

•	reimbursement policies of government and third-party payors;

•	effectiveness of our sales, marketing and medical education efforts; and

•	scope of the product label approved by the FDA and other regulatory agencies.

          Hospitals or physicians may not choose to administer CellCept or any future product to the entire intended market, if at all. If CellCept and any future products do not achieve meaningful acceptance in their intended markets or if the intended market is smaller than anticipated, we are not likely to generate significant revenues or become profitable.

Any failure or delay in obtaining additional capital may curtail the development or commercialization of CellCept or any future products.

          We expect that our future need for additional capital will be substantial. The extent of this need will depend on many factors, some of which are beyond our control, including:

•	our ability to develop and obtain regulatory approval for CellCept and any future products in our targeted indications;

•	our ability to establish marketing and sales capabilities and the costs of launching CellCept and any future products for our targeted indications;

•	the extent of costs associated with protecting and expanding our patent and other intellectual property rights;

•	market acceptance of CellCept and any future products for our targeted indications;

•	future payments, if any, we receive or make under existing or future collaborative arrangements;

•	the timing of regulatory approvals needed to market products for our targeted indications;

•	the need to acquire licenses for new products or compounds; and

•	compliance with rules and regulations implemented by the U.S. Securities and Exchange Commission, Canadian provincial securities regulatory authorities, the Nasdaq National Market and the Toronto Stock Exchange.

          We have no committed sources of additional capital other than the offering. Funds may not be available to us in the future on favorable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials for CellCept or other future products. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish in order to continue our operations.

If we are not successful in establishing additional collaborations we will not be able to grow our business.

          Our long-term success depends upon our ability to identify drugs and drug candidates with significant indication expansion potential and to acquire the rights for those undeveloped indications from multiple collaborators, thus creating multiple sources of revenue. We face intense competition from other companies for collaborative arrangements with pharmaceutical and biopharmaceutical companies, and there are no barriers prohibiting other companies from adopting our indication expansion business model. Pharmaceutical and biopharmaceutical companies may also decide to pursue new indications for their products themselves, rather than enter into collaborative arrangements to develop new indications. In addition, accurate sales tracking may be difficult or impossible under future collaborations which may preclude a collaboration or lead to disputes once a collaboration has been established. We currently only have one collaboration. If we are unable to enter into additional collaborations, we will continue to be dependent upon Roche for substantially all our revenues, and we will be limited in our ability to grow our business. In addition, the fact that we are collaborating with Roche, or other potential collaborators, may be viewed negatively by other potential collaborators, making them less likely to enter into arrangements with us.

The terms and conditions of any future collaboration agreements may be less favorable than our agreement with Roche.

          Our strategy is to seek collaborations with pharmaceutical and biopharmaceutical companies to develop and commercialize new indications. Any new collaborations that we may secure will likely involve drugs or drug candidates, or collaborators, with characteristics different from CellCept or Roche. These characteristics may include:

•	costs to manufacture, distribute and sell;

•	patent terms;

•	expenditures by our collaborators on research and development;

•	size and difficulty of development programs for potential product indications;

•	competitive threats; and

•	other factors relevant to the development and commercialization of such products.

          We expect that any new collaborations will be highly negotiated, and the above characteristics all may play a role in the financial terms of such collaborations, possibly resulting in any or all of the following:

•	our payment of upfront or milestone fees for product rights;

•	greater clinical trial expenses;

•	longer timelines to approval;

•	lower revenue sharing percentages;

•	shorter agreement periods; or

•	less than global product rights.

          In addition, any new collaboration agreement may provide that we only begin sharing revenue with our collaborator after some long period of time after entering into such collaboration, or after some specific action or approval over which we may have limited control.

If we fail to establish sufficient marketing and sales promotion capabilities, or enter into successful arrangements with third parties to conduct these activities, we may be unable to generate sufficient revenue to continue our operations.

          Roche is solely responsible for distributing and selling CellCept. If we obtain approval of CellCept for autoimmune indications, or any future products, we intend to market and promote them through our own sales promotion force in the United States and certain other countries. We currently have no marketing or sales promotion capabilities, lack an infrastructure to support such activities, and have no experience in the commercialization of pharmaceutical products. We may not be able to attract and retain qualified marketing or sales promotion people or be able to establish an effective sales promotion force.

          In countries where we do not have a sales promotion force, we may establish relationships with third parties. However, we may not be able to enter into such arrangements on favorable terms or at all and to the extent that we enter into such arrangements, our revenue will depend on their efforts, which may not be successful.

If product liability lawsuits are successfully brought against us, we will incur significant liabilities and may be required to limit the commercialization of our product candidates.

          Our use of CellCept and other products in clinical trials, and our promotion of any products, may expose us to product liability claims and associated adverse publicity. We have a product liability insurance policy for our clinical trials in the United Kingdom, Belgium, Switzerland and Israel with aggregate coverage of $3.7 million, in the United States and Canada with aggregate coverage of $3.0 million, and policies in varying amounts for all the other countries in which we are conducting clinical trials. Our insurance coverage may not protect us against any or all of the product liability claims which could be brought against us in the future. Prior to the commercialization of CellCept in autoimmune indications, we expect to obtain product liability insurance for potential claims associated with our promotion of CellCept. However, we may not be able to obtain or maintain adequate insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. Roche is obligated to indemnify us for any product liability claims, except if the claims arise due to false or misleading promotional activity on our part. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if such a claim is successful, damage awards not covered by our insurance. We may also be obligated to indemnify our collaborators. Defending any product liability claim or claims could require us to expend significant financial and managerial resources.

If our competitors are able to develop and market products that are preferred over CellCept or other product candidates that we may develop, we may not be able to generate sufficient revenues to continue our operations.

          We may not be able to contend successfully with competitors. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include major multinational pharmaceutical companies, biopharmaceutical firms, specialty pharmaceutical companies, universities and other research institutions.

          In the transplant market, CellCept currently competes with Novartis’ product, Myfortic. If CellCept is approved for any autoimmune indications, Novartis may choose to also pursue clinical trials for the same indications. If approved, CellCept will also compete with immunosuppressants, such as steroids and cytotoxic agents, including cyclophosphamide, cyclosporine and azathioprine. A cytotoxic agent is an anti-cancer substance that acts by killing or preventing the division of cells. In addition, we are aware of several companies that have products in development or on the market that may be competitive with CellCept in lupus nephritis, myasthenia gravis and pemphigus vulgaris. Some of the companies have commenced clinical trials for products targeting the same markets and indications that we are addressing. The existence of these products, other products or treatments of which we are not aware, or products or treatments that may be developed in the future may reduce the marketability of CellCept and any future products, particularly to the extent such products:

•	are more effective;

•	have fewer or less severe adverse side effects;

•	have better patient compliance;

•	receive better reimbursement terms;

•	are accepted by more physicians;

•	are more adaptable to various modes of dosing;

•	have better distribution channels;

•	are easier to administer; or

•	are less expensive.

          Some of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than we do. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors.

If we are unable to effectively manage our expected future growth, we may be unable to develop or commercialize CellCept or any other product candidate successfully.

          During 2004 we increased our number of employees by 41, and as of December 31, 2004 we had 53 employees. In order to continue the development and potential commercialization of CellCept for autoimmune indications and enter into new collaborations we will need to expand our clinical development, regulatory, marketing and sales promotion capabilities. We currently have operations in Canada, the United States and the United Kingdom and intend to establish operations in Italy, Germany, France, Spain and Switzerland. Our ability to manage our global operations and expected growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to make such improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our ability to develop and commercialize products for new indications and compete effectively, and our future financial performance will depend, in part, on our ability to manage any future growth effectively.

We depend on our executive officers and key employees, and if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop or commercialize CellCept.

          Our success depends upon the continued contributions of our executive officers and scientific and technical personnel. We are highly dependent on Richard M. Glickman, our Chief Executive Officer, Noel F. Hall, our President, and Reinhard W.A. Baildon, our Executive Vice President, Clinical and Regulatory Affairs. Due to the specialized knowledge each of our executive officers and key employees possesses with respect to CellCept and our operations, the loss of service of any of our executive officers or key employees could delay or prevent the successful completion of the clinical trials necessary for the commercialization of CellCept for lupus nephritis, myasthenia gravis or pemphigus vulgaris and could harm our relationship with Roche. We carry key man life insurance coverage of $1.2 million for each of Richard M. Glickman and Noel F. Hall. We do not carry key man life insurance for any of our other executive officers or key employees.

          We have employment agreements with each of our executive officers and key employees; however, each may terminate their employment upon notice and without cause or good reason. We currently are not aware that any executive officer or key employee is planning to leave or retire.

          Our success also depends in part on our ability to attract and retain highly qualified scientific, commercial and administrative personnel. In order to pursue our product development and commercialization strategies, we will need to attract and hire additional personnel with experience in a number of disciplines, including clinical testing, government regulation, sales and marketing, drug reimbursement and information systems. There is intense competition for personnel in the fields in which we operate. We have not experienced difficulty to date in attracting and retaining the personnel we require. If, however, we are unable to continue to attract new employees and retain existing employees, we may be unable to continue our development and commercialization activities.

We may incur losses associated with currency fluctuations and may not be able to effectively hedge our exposure.

          Our operations are in many instances conducted in currencies other than the U.S. dollar and fluctuations in the value of currencies relative to the U.S. dollar could cause us to incur currency exchange losses. All amounts paid by Roche to us will be in Swiss Francs. Over the preceding eight quarters, the Swiss Franc has strengthened against the U.S. dollar an average of 2.3% per quarter. In addition, we currently conduct some operations and incur a portion of our expenses in Canadian dollars and pounds sterling. Although we expect to implement currency hedging techniques to mitigate the impact of currency fluctuations on our financial results, these techniques do not eliminate the effects of currency fluctuations with respect to anticipated revenues or cash flows, and, as they are short term in nature, do not protect us from prolonged periods of currency fluctuations.

          CellCept’s net sales are denominated in multiple currencies and will be converted to Swiss Francs by Roche for the purpose of calculating amounts to be paid to us. To the extent the Swiss Franc increases in value relative to these other currencies, the total aggregate value of CellCept’s net sales will decrease and the amount, if any, that we are entitled to may be reduced.

Risks Related to Regulatory Matters

We will not be able to commercialize our product candidates if our clinical trials do not demonstrate safety and efficacy in humans.

          We are currently not authorized to market CellCept for autoimmune indications in any jurisdiction, and we may never be authorized to market CellCept for any autoimmune indication. The development and commercialization of CellCept for autoimmune indications, and any future products, are subject to extensive and rigorous regulation by the U.S. federal government, principally the FDA, other federal, state and local agencies, and governmental authorities elsewhere. Prior to marketing CellCept for any autoimmune indication, we must conduct, at our own expense, extensive clinical trials to demonstrate with substantial evidence to the satisfaction of the FDA and other regulatory authorities that CellCept is safe and effective for the indication. We have no prior experience as a company in conducting clinical trials. Preclinical studies and clinical trials are expensive, can take many years and have uncertain outcomes. In addition, the regulatory approval procedures vary among countries and additional testing may be required in some jurisdictions. It may take several years to complete the requisite clinical trials, and a product candidate may fail any stage of testing. Difficulties and risks associated with clinical trials may result in our failure to receive regulatory approval to market CellCept for autoimmune indications or our inability to commercialize any future products for new indications. The FDA, other regulatory authorities, our collaborators, or we may suspend or terminate clinical trials at any time. The commencement and completion of our clinical trials could be delayed or prevented by several factors, including:

•	delays in obtaining regulatory approvals to commence or continue a study;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	insufficient quantities of the study drug;

•	slower than expected rates of patient recruitment and enrollment or the inability to reach full enrollment;

•	inconclusive or negative interim results during clinical trials, including lack of effectiveness or unforeseen safety issues;

•	death of, or serious adverse effects experienced by, one or more patients during a clinical trial even if the reasons are not related to the study drug, including the advanced stage of the patient’s disease or medical condition;

•	uncertain dosing issues;

•	inability to monitor patients adequately during and after treatment;

•	inability or unwillingness of contract laboratories to follow good laboratory practices;

•	inability or unwillingness of clinical investigators to follow our clinical protocols or good clinical practices generally; and

•	inability or unwillingness of other third parties to perform data collection and analysis in a timely or accurate manner.

          Delays or failures in obtaining regulatory approvals may:

•	delay or prevent the commercialization of any product that we develop for new indications;

•	diminish any competitive advantages;

•	reduce or eliminate revenue from the sale of CellCept and any future products; and

•	adversely affect our ability to attract new collaborators.

          The results of early clinical trials do not necessarily predict the results of later clinical trials. Drugs in later clinical trials may fail to show desired safety and efficacy traits despite having progressed through initial clinical trials. We are aware that Roche conducted three Phase III clinical trials for CellCept in the treatment of rheumatoid arthritis which did not demonstrate efficacy. Even if we believe the data collected from clinical trials of drugs are promising, such data may not be sufficient to support approval by the FDA or any other regulatory authority. The FDA or other regulatory authorities could also interpret our data differently, which could delay, limit or prevent regulatory approval.

          We expect to rely in part on the results of CellCept clinical trials that were previously performed by or on behalf of Roche and on clinical trials that were previously performed by third-party physicians. These trial results may not be predictive of the results of the clinical trials that we plan to conduct for the purposes of our targeted indications. In addition, the results of prior clinical trials may not be acceptable to the FDA or other regulatory authorities because the data may be incomplete, outdated or not otherwise acceptable for inclusion in our submissions for regulatory approval for CellCept in autoimmune indications.

Even if CellCept or any future product candidate receives regulatory approval, we and our collaborators may still face development and regulatory difficulties that may delay or impair future sales.

          If we or our collaborators obtain regulatory approval for CellCept for any of our targeted indications, or any other product, we and our collaborators will continue to be subject to extensive regulation by the FDA, other federal authorities, certain state agencies and regulatory authorities elsewhere. These regulations will impact many aspects of our operations and the drug manufacturer’s operations including manufacture, record keeping, quality control, adverse event reporting, storage, labelling, advertising, promotion, sale and distribution, export and personnel. The FDA and state agencies may conduct periodic inspections to assess compliance with these requirements. We, together with our collaborators, will be required to conduct post-marketing surveillance of the product. We also may be required to conduct post-marketing studies. Our or our collaborators’ failure to comply with applicable FDA and other regulatory requirements, or the later discovery of previously unknown problems, may result in restrictions including:

•	delays in commercialization;

•	refusal by the FDA or other similar regulatory agencies to review pending applications or supplements to approved applications;

•	product recalls or seizures;

•	warning letters;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing applications;

•	fines and other civil penalties;

•	injunctions, suspensions or revocations of marketing licenses;

•	refusals to permit products to be imported to or exported from the United States; and

•	criminal prosecutions.

          Post-approval marketing laws and regulations in other jurisdictions generally provide for the same types of sanctions that may be imposed in the United States.

We may experience delays in patient enrollment, which would delay regulatory approval of CellCept in autoimmune indications and possibly reduce our revenues.

          Our ability to obtain, and the timing of, regulatory approval for CellCept in any autoimmune indication depends in part on our ability to successfully complete clinical trials of CellCept in that autoimmune indication. The ability to complete clinical trials depends, in part, on the rate of patient enrollment and patient retention, which is a function of many factors, some of which are beyond our control. In particular, because our clinical trials will be blinded so that some patients receive CellCept and others receive another drug or a placebo, and because CellCept is marketed for transplant indications and prescribed by physicians, patients may not want to participate in a clinical trial in which they could receive a placebo or drug other than CellCept. For example, we have experienced slower than expected enrollment in one of our Phase III clinical trials of CellCept to treat myasthenia gravis, which we believe may be due, at least in part, to the off-label availability of CellCept.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

          We have limited experience in conducting and managing clinical trials, and rely on third parties, including contract research organizations, outside consultants and principal investigators to assist us in managing, monitoring and conducting our clinical trials. We rely on these parties to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites conduct the trials in compliance with the protocol and our instructions. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations to us, our clinical trials may be delayed or unsuccessful. The FDA or other regulatory agencies may inspect some of our clinical sites or our third-party vendors’ sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA or another applicable regulatory agency determines that our third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials. Any delay, repetition or termination of our clinical trials could prevent or delay the commercialization of CellCept for autoimmune indications and any other future product candidate.

If government and third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be reduced.

          In the United States and elsewhere, our product revenues will depend principally upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of products. Such studies may require us to commit a significant amount of management time and financial and other resources. CellCept is included in various drug compendia as a commercially approved drug in connection with the prevention of organ rejection and certain third party payors provide reimbursement for this use of CellCept because of such inclusion. However, CellCept or other future products may not be reimbursed or covered by any of these third-party payors for our targeted indications.

          In some countries other than the United States, particularly the countries of the European Union and Canada, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, obtaining pricing approval from governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval of a product for an indication. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of a product that is the subject of a collaboration with us to other available therapies. If reimbursement of such products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues could be reduced.

          Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In the United States, there have been, and we expect that there will continue to be, federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for certain drugs. In addition, the new legislation provides authority for limiting the number of outpatient drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. The Medicaid program and state healthcare laws and regulations may also be modified to change the scope of covered products and/or reimbursement methodology. Cost control initiatives could decrease the established reimbursement rates that we receive for any products in the future, which would limit our revenues and profitability. Legislation and regulations affecting the pricing of pharmaceutical products, including CellCept, may change at any time, which could further limit or eliminate reimbursement rates for CellCept or other products.

Risks Related to Intellectual Property

We may incur significant expenses or be prevented from developing or commercializing products as a result of an intellectual property infringement claim.

          Our commercial success depends in part on our ability to operate without infringing the patents and other proprietary rights of third parties. Infringement proceedings in the pharmaceutical and biotechnology industries are lengthy, costly and time-consuming and their outcome is uncertain.

          If we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all.

          Although Roche has an extensive patent estate covering the composition of matter, methods of treatment and manufacture of CellCept, it is possible that a third party may be issued a patent covering some aspect of CellCept or its use. If this happens, we and Roche may be restricted from developing and commercializing CellCept for autoimmune indications. If a third party brings an infringement claim against us based solely upon the development or promotion of CellCept in autoimmune indications, Roche has the right under our agreement to deduct 50% of its cost in defending such action, plus any amounts paid in settlement or in a judgment against Roche or Aspreva, from the calculation of CellCept’s net sales prior to determining our share of such sales. Roche is obligated to indemnify us if the infringing activity relates to the development and commercialization of CellCept in both transplant and non-transplant indications.

If we or our collaborators are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired.

          Our commercial success depends in part on our ability to:

•	obtain patents or rights to patents and maintain their validity;

•	protect our trade secrets; and

•	effectively enforce our proprietary rights or patents against infringers.

          Patent applications may not result in patents being issued. Until a patent is issued, the claims covered by the patent may be narrowed or removed entirely and therefore we may not obtain adequate patent protection. As a result, we may face unanticipated competition, or conclude that, without patent rights, the risk of bringing products to the market is too great. Even if we or our collaborators are issued patents covering our products we cannot predict with certainty whether we or our collaborators will be able to ultimately enforce our patents or proprietary rights. Any patents that we own or license may be challenged, invalidated or circumvented and may not provide us with protection against competitors. We or our collaborators may be forced to engage in costly and time-consuming litigation in order to protect our intellectual property rights. In addition, our collaborators may choose not to enforce or maintain their intellectual property rights, and we may be forced to incur substantial additional costs to maintain or enforce such rights. Patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products or technologies. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

          In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and non-disclosure agreements. These agreements may not provide meaningful protection of our technology or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information and, in any event, others may develop independently, or obtain access to, the same or similar information. Our failure or inability to protect our trade secrets and proprietary know-how could impair our competitive position.

Risks Related to this Offering

There has been no active trading market for our common shares, our common share price will likely be highly volatile, and your investment could decline in value.

          Prior to this offering, there has been no public market for our common shares. After the pricing of this offering, we expect that our common shares will be quoted on the Nasdaq National Market and be approved for listing on the Toronto Stock Exchange. However, an active public market for our common shares may not develop or be sustained after this offering. Following this offering, the market price of our common shares is likely to be highly volatile and may fluctuate significantly in response to various factors and events, most of which we cannot control. The stock market in general, and the market for biopharmaceutical and biotechnology company stocks in particular, have historically experienced significant price and volume fluctuations. Volatility in the market price for a particular company’s shares has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may depress the market price of our common shares, regardless of our operating performance.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution of your investment.

          The assumed initial public offering price of our common shares is $      per share. This amount is substantially higher than the pro forma net tangible book value that our outstanding common shares will have immediately after this offering. Accordingly, if you purchase our common shares at the assumed initial public offering price, you will incur immediate and substantial dilution of $      per share. If the holders of outstanding options or warrants exercise those options or warrants, you will suffer further dilution.

Future sales of currently restricted shares could cause the market price of our common stock to decrease significantly, even if our business is doing well.

          Our current stockholders hold a substantial number of common shares that they will be able to sell in the future. Sales of a significant number of our common shares, or the perception that these sales could occur, particularly with respect to sales by affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities.

          After this offering,       common shares will be outstanding based on the number of shares outstanding as of December 31, 2004. This includes the       common shares that we are selling in this offering. The remaining 25,748,378 common shares, or approximately      % of the common shares outstanding after this offering, are currently restricted as a result of securities laws or lock-up agreements. However, the underwriters can waive the provisions of the lock-up agreements and allow the stockholders bound by the lock-up agreements to sell their common shares at any time, subject to applicable securities laws. Taking into account the lock-up agreements, the number of shares that will be available for sale in the U.S. public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

Number of Shares Eligible for
Days after Date of this Prospectus	Sale in U.S. Public Market	Comment

Upon Effectiveness		Shares sold in this offering.
180 Days		Lock-up released; shares eligible for sale under Rules 144 and 701.
Thereafter		Restricted securities held for one year or less.

          In Canada, holders of common shares sold in this offering will generally be able to freely sell those shares following a receipt being issued for the final prospectus filed with Canadian provincial securities regulatory authorities, which is expected to occur concurrently with the effectiveness of the U.S. registration statement. Taking into account the lock-up agreements and the securities laws of the provinces of Canada, holders of any of the remaining 25,748,378 common shares outstanding will generally be able to freely sell those shares in Canada 180 days after a receipt is issued for the final prospectus filed with Canadian provincial securities regulatory authorities, when the lock-up is released.

          The lock-up agreements may be extended to 214 days in certain circumstances. See “Shares Eligible For Future Sale — Lock-up Agreements” for further information.

          Holders of approximately 12,677,192 common shares will have rights after this offering, subject to some conditions, to require us to file registration statements under the Securities Act of 1933, as amended, or the Securities Act, covering their shares or to include their shares in registration statements that we may file under the Securities Act for ourselves or other stockholders. We also intend to register all common shares that we may issue under our employee benefit plans. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements discussed above.

We will have broad discretion in the use of the net proceeds of this offering and may not use them to effectively manage our business.

          We will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from this offering. We may pursue collaborations or clinical trials that do not result in an increase in the market value of our common shares and may increase our losses.

After this offering our executive officers, directors and major stockholders will continue to have substantial control over us and will maintain the ability to control all matters submitted to stockholders for approval.

          As of December 31, 2004, our directors, executive officers and principal stockholders, together with their affiliates, beneficially owned approximately 66% of our common shares, including shares subject to outstanding stock options and warrants. We expect that following the completion of this offering, this same group will continue to hold at least a majority of our outstanding common shares. These stockholders, acting together, will exercise significant influence over all matters requiring stockholder approval, including the election of directors and any amendment of our notice of articles or articles. This concentration of ownership could also have the effect of delaying or preventing a change in our control.

Our articles, our stockholder rights plan and certain Canadian laws could delay or deter a change of control.

          Our authorized preferred capital stock is available for issuance from time to time at the discretion of our board of directors, without stockholder approval. Our articles grant our board of directors the authority, subject to the corporate law of British Columbia, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our common shares.

          We also intend to adopt a stockholder rights plan commencing on the effective date of this registration statement. The general effect of the rights plan is to require anyone who seeks to acquire 20% or more of our outstanding common shares to make a bid complying with specific provisions included in the plan.

          Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

          Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our stockholders to sell their shares.

We are likely to be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors.

          For U.S. federal income taxation purposes, we will be a passive foreign investment company, or PFIC, if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. If we meet either test, our shares held by a U.S. person in that year will be PFIC shares for that year and all subsequent years held by that person. Because our gross income consists mostly of interest, we anticipate being a PFIC for the current taxable year and future years until we begin to generate gross income from our operations. Gain realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely made one of the tax elections described in the section titled “United States Federal Income Tax Information for United States Holders”.

          The PFIC rules are extremely complex. A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our stockholders.

          As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about Aspreva than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal stockholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our stockholders may not know on a timely basis when our officers, directors and principal stockholders purchase or sell our common shares.

You may be unable to enforce actions against us, certain of our directors and officers, or the expert named in this prospectus under U.S. federal securities laws.

          We are a corporation organized under the laws of British Columbia, Canada. A majority of our directors and officers, as well as the expert named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the U.S., it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the expert named in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospect and plans and objectives of management are forward-looking statements.

          Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to regulatory submissions and approvals and our clinical trials;

•	our expectations with respect to our collaboration with Roche; and

•	our estimates regarding our capital requirements and our need for additional financing.

          The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

          We estimate the net proceeds to us from the sale of the                     common shares in this offering will be approximately $                     million at an assumed initial public offering price of $           per share and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ overallotment option is exercised in full, we estimate the net proceeds will be approximately $                million.

          We anticipate using the net proceeds from this offering as follows:

•	approximately $14.0 million to commence our planned Phase III clinical trial for the use of CellCept in the induction and maintenance treatment of lupus nephritis;

•	approximately $6.0 million to continue our Phase III clinical trial for the use of CellCept to treat myasthenia gravis;

•	approximately $5.0 million to continue our Phase III clinical trial for the use of CellCept to treat pemphigus vulgaris; and

•	approximately $15.0 million to fund market research, continuing medical education, medical liaisons and product launch preparation for CellCept.

          We expect to use the balance of the net proceeds, together with our available cash resources and revenues, if any, from our agreement with Roche, to fund potential new formulations and additional potential indications of CellCept and for working capital and general corporate purposes, including capital expenditures.

          We may also use a portion of our available cash resources to acquire rights to additional drugs and drug candidates through collaborations and for the acquisition of, or investment in, companies, technologies or assets that complement our technology or business strategy. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions, investments or collaborations at this time. We expect that the net proceeds of this offering, together with our available cash resources, will be sufficient to support our operations for at least the next twelve months.

          The amount and timing of our use of cash will depend on a number of factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering and the amount of proceeds generated, if any, by entering into future collaborations. The ultimate use of our cash may differ substantially from the estimated uses outlined above. Pending the application of the net proceeds as described above, we intend to invest our available cash in short-term, interest-bearing, investment-grade securities until it is used.

DIVIDEND POLICY

          We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to finance operations and the expansion of our business and do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deem relevant.

CAPITALIZATION

          The following table sets forth our capitalization as of December 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the common shares offered at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses and the conversion of all our Series A preferred shares into an aggregate of 12,677,192 common shares.

          You should read this information together with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	December 31, 2004

	Actual	As Adjusted

	(In thousands, except
	share data)
Long-term obligations, less current portion	$568	$
Convertible redeemable Series A preferred shares, without par value, 12,677,192 shares authorized, 12,677,192 shares issued and outstanding, actual; 12,677,192 shares authorized, no shares issued and outstanding, as adjusted	49,341
Shareholders’ equity (deficiency):
Preferred shares, without par value, unlimited shares authorized, no shares issued and outstanding; actual; unlimited shares authorized, no shares issued and outstanding, as adjusted	—		—
Common shares, without par value, unlimited shares authorized, 13,071,186 shares issued and outstanding, actual; unlimited shares authorized, 25,748,378 shares issued and outstanding, as adjusted	5,232
Additional paid-in capital	3,311
Deficit accumulated during the development stage	(25,198)
Accumulated other comprehensive income (loss)	(35)

Total capitalization	$33,219	$

          Actual and as adjusted shares excludes:

•	1,884,912 common shares issuable upon the exercise of stock options outstanding as of December 31, 2004, with a weighted average exercise price of $3.76 per share;

•	230,360 common shares issuable upon the exercise of warrants outstanding as of December 31, 2004, at an exercise price of $3.88 per share; and

•	1,631,821 common shares reserved for future stock option grants under the Aspreva 2002 Incentive Stock Option Plan.

DILUTION

          Our historical net tangible book value as of December 31, 2004 was approximately $(16.7) million, or $(1.28) per common share, based on 13,071,186 common shares outstanding. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and Series A preferred shares by the actual number of our outstanding common shares. Our pro forma net tangible book value as of December 31, 2004 was approximately $32.7 million, or $1.27 per common share, based on 25,748,378 common shares outstanding after giving effect to the conversion of all outstanding Series A preferred shares into 12,677,192 common shares. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the pro forma number of common shares outstanding before giving effect to this offering.

          After giving effect to the issuance and sale of    common shares in this offering at an assumed initial public offering price of $   per share and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2004 would have been $   million or $   per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $   per share and an immediate dilution in pro forma net tangible book value of $   per share to new investors purchasing our common shares in the offering at an assumed initial public offering price of $   per share. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the overallotment option granted to the underwriters:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2004	$(1.28)
Increase attributable to the conversion of Series A preferred shares	2.55

Pro forma net tangible book value per share as of December 31, 2004	1.27
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share after this offering

Dilution of net tangible book value per share to new investors		$

          The following table sets forth, as of December 31, 2004, on the pro forma basis discussed above, the number of common shares purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing common shares in this offering. The table assumes an initial public offering price of $               per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
						Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	25,748,378	%		$58,179,544	%	$2.26
New investors

Total		100%	$		100%	$

          The above discussion and tables exclude:

•	1,884,912 common shares issuable upon the exercise of stock options outstanding as of December 31, 2004, with a weighted average exercise price of $3.76 per share;

•	230,360 common shares issuable upon the conversion of warrants outstanding as of December 31, 2004, at an exercise price of $3.88 per share; and

•	1,631,821 common shares reserved for future stock option grants under the Aspreva 2002 Incentive Stock Option Plan.

          If the underwriters exercise their overallotment option in full to purchase   additional common shares in this offering, the pro forma net tangible book value per share after the offering would be $  per share, the increase in pro forma net tangible book value per share to existing stockholders would be $  per share and the dilution to new investors purchasing shares in this offering would be $  per share.

SELECTED CONSOLIDATED FINANCIAL DATA

          We have derived the selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and for the period from December 20, 2001 (inception) to December 31, 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004, from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the selected consolidated statements of operations data for the period from December 20, 2001 (inception) to December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 from our audited consolidated financial statements that are not included in this prospectus. Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Historical results are not necessarily indicative of the results to be expected in the future periods.

          You should read the following selected consolidated financial data together with our audited consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Period from				Period from
	December 20, 2001	Year Ended December 31,			December 20, 2001
	(Inception) to				(Inception) to
	December 31, 2001	2002	2003	2004	December 31, 2004

	(In thousands, except share and per share amounts)
Consolidated Statements of Operations Data
Expenses(1):
Research and development	$—	$74	$1,232	$10,138	$11,444
Marketing, general and administrative	2	95	1,252	12,002	13,351

Total expenses	2	169	2,484	22,140	24,795

Other (income) expense:
Interest and other income	—	—	(22)	(517)	(539)
Interest and other expense	—	—	72	870	942

Total other expense	—	—	50	353	403

Loss for the period	$(2)	$(169)	$(2,534)	$(22,493)	$(25,198)

Basic and diluted loss per common share	$(2,000)	$(0.03)	$(0.24)	$(1.86)

Weighted average number of common shares	1	6,738,173	10,484,907	12,094,524

Pro forma basic and diluted loss per common share(2)			$(0.24)	$(1.00)

Pro forma weighted average number of common shares(2)			10,484,907	22,583,598

(1) Includes stock-based compensation expense as follows:
Research and development		$13	$77	$600	$690
Marketing, general and administrative		—	73	1,739	1,812

Total		$13	$150	$2,339	$2,502

(2) Please see Note 2 to our consolidated financial statements for an explanation of the method used to compute pro forma basic and diluted loss per common share and the number of shares used in computing per share amounts.

	December 31,

	2001	2002	2003	2004

	(In thousands)
Consolidated Balance Sheet Data
Cash and marketable securities	$—	$21	$2,734	$35,837
Working capital	(2)	(145)	2,581	30,300
Total assets	—	37	3,354	42,672
Long-term liabilities	—	—	4,194	568
Convertible redeemable preferred shares	—	—	—	49,341
Common shares	—	1	1,129	5,232
Deficit accumulated during the development stage	(2)	(171)	(2,705)	(25,198)
Total shareholders’ deficiency	(2)	(135)	(1,449)	(16,690)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements, including the related notes, included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Some of the information contained in this discussion and analysis and other parts of this prospectus contain forward-looking statements that involve substantial risks and uncertainties, such as statements of our plans, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

          We are an emerging pharmaceutical company focused on identifying, developing and commercializing new indications for approved drugs and drug candidates for underserved patient populations. In July 2003, we entered into our first collaboration with Roche for the drug CellCept. Under the terms of this agreement we are responsible for clinical development, preparing regulatory filings and, following regulatory approval, commercialization, marketing and promotion of CellCept for use in autoimmune indications. Roche will manufacture, distribute and record sales of CellCept. Commencing April 1, 2005 and during the term of the agreement, Roche is obligated to pay us, on a quarterly basis, an amount equal to half of any incremental net sales of CellCept attributed to the use of CellCept for non-transplant indications above a negotiated baseline of 134 million Swiss Francs, or CHF, per year.

          We commenced operations in December 2001 and have incurred substantial net losses since that time. As of December 31, 2004 we had an accumulated deficit of $25.2 million. Our clinical development for CellCept focuses on three specific autoimmune indications: lupus nephritis, myasthenia gravis and pemphigus vulgaris. We expect to continue to invest in identifying, entering into and executing new indication partnerships and our development and commercialization of CellCept in autoimmune indications.

Financial Operations Overview

Revenues

          We have not generated any revenues from sales of commercial products since our inception and do not expect to generate any revenues until April 1, 2005 under our agreement with Roche.

Research and Development Expenses

          Research and development expenses consist primarily of clinical and regulatory expenses, including clinical trial costs, salaries and other related costs for personnel in clinical and regulatory functions, supplies and materials, consultant services and facilities as well as business development expenses related to the identification of new drug opportunities and related due diligence. We expense research and development costs as they are incurred.

          A majority of our expenditures to date have been related to the clinical development of CellCept for autoimmune indications. From inception to December 31, 2004 we have incurred total research and development expenses of $11.4 million. Of this amount, approximately $9.3 million was spent on preclinical activities required to advance the development of CellCept to the initiation of clinical trials. The remaining amount of $2.1 million was expended primarily on employee costs, supplies, materials and infrastructure related to our efforts to identify other drug opportunities.

          We currently have rights to one clinical product, CellCept, and are focused on the use of CellCept to treat three specific autoimmune indications: lupus nephritis, myasthenia gravis and pemphigus vulgaris. Under the terms of our agreement with Roche, we are obligated to use our best efforts until July 18, 2006, to raise adequate capital to finance our first three clinical trial programs in autoimmune indications. We believe that the net proceeds of this offering, together with our available cash and marketable securities, will fulfill this obligation. The following table shows historical allocation of research and development expenses for our current CellCept projects:

	Year Ended
	December 31,
			Project
	2003	2004	Total

	(In thousands)
Lupus nephritis	$81	$4,902	$4,983
Myasthenia gravis	$456	$2,196	$2,660
Pemphigus vulgaris	$378	$1,314	$1,700

Total	$915	$8,412	$9,343

          We expect to incur further research and development expenses of approximately $75.0 million to complete our current CellCept projects, as follows:

•	approximately $51.0 million to complete our planned Phase III clinical trial for the use of CellCept in the induction and maintenance treatment of lupus nephritis;

•	approximately $12.0 million to complete our Phase III clinical trial for the use of CellCept to treat myasthenia gravis; and

•	approximately $12.0 million to complete our Phase III clinical trial for the use of CellCept to treat pemphigus vulgaris.

          We anticipate completing our Phase III clinical trials for the use of CellCept in the induction phase of lupus nephritis in late 2006, in the treatment of myasthenia gravis in late 2006 and in the treatment of pemphigus vulgaris in 2007. However, we may not be able to complete our CellCept projects on schedule. Our patient enrollment may be slower than expected, the results from a clinical trial may not be favorable, or the FDA or other regulatory agencies may require additional clinical trials. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory agencies reviewing applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact our expense projections and development timelines, including:

•	delays in obtaining regulatory approvals to commence or continue a study;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	insufficient quantities of the study drug;

•	slower than expected rates of patient recruitment and enrollment or the inability to reach full enrollment;

•	inconclusive or negative interim results during clinical trials, including lack of effectiveness or unforeseen safety issues;

•	death of, or serious adverse effects experienced by, one or more patients during a clinical trial even if the reasons are not related to the study drug, including the advanced stage of the patient’s disease or medical condition;

•	uncertain dosing issues;

•	inability to monitor patients adequately during and after treatment;

•	inability or unwillingness of contract laboratories to follow good laboratory practices;

•	inability or unwillingness of clinical investigators to follow our clinical protocols or good clinical practices generally; and

•	inability or unwillingness of other third parties to perform data collection and analysis in a timely or accurate manner.

          In addition to the clinical trials currently planned or in progress, we may elect to pursue additional clinical trials for CellCept in other indications. We may also initiate additional clinical trials as a result of any new indication partnerships we may enter into.

Marketing, General and Administrative Expenses

          Marketing, general and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, marketing and operational functions, general corporate activities and costs associated with building our commercial infrastructure. We expect our marketing expenses to significantly increase immediately prior to or after obtaining regulatory approvals. To date our marketing expenses primarily relate to planning and preparation for CellCept’s commercialization for the treatment of pemphigus vulgaris, myasthenia gravis and lupus nephritis. We expect our general and administrative expenses to increase over the next few years as we continue to build our operations to support our business and our agreement with Roche and develop additional collaborations. In addition, general and administrative expenses will increase as we incur costs associated with being a publicly traded company.

Critical Accounting Policies and Significant Judgments and Estimates

          The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          Significant accounting policies are more fully described in the notes to our consolidated financial statements. However, we believe the following accounting policies relating to revenue recognition, stock-based compensation, financing charge upon issuance of warrants, clinical trial accounting and provision for income taxes are the most critical accounting policies for assessing our financial performance.

Revenue Recognition

          We expect to follow the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition.

          To summarize key requirements outlined in Staff Accounting Bulletin No. 104 relating specifically to CellCept:

•	revenue is based upon ex-factory sales, completed and apportioned between Roche and Aspreva;

•	pricing of the transaction is agreed within the contract based upon the underlying ex-factory sales price; and

•	collectibility is reasonably assured and contractual arrangement has been agreed and executed with Roche.

          Any future non-CellCept royalty revenue will be recognized based on the terms of the specific collaboration agreements.

          Pursuant to our collaboration agreement with Roche, we expect to recognize revenue beginning April 1, 2005, based upon a royalty earned from Roche. This royalty is based upon an equal sharing of incremental net sales of CellCept in non-transplant indications above a negotiated baseline of CHF 134 million per year.

          Roche and Aspreva have developed a proprietary sales tracking methodology to audit net sales of CellCept and determine the portion attributable to sales from use in non-transplant indications. The results of this audit lag actual net sales by approximately six months. Roche and Aspreva have agreed to use actual total CellCept sales results and estimates of the quarterly split between net sales attributed to transplant and non-transplant indications to calculate the royalty payment payable to us at the end of each quarter. We will record a portion of this royalty payment as revenue within quarterly financial results, with the balance recorded as deferred revenue and subject to a subsequent reconciliation.

          Once the six month lag period has passed, and audited results can be obtained, Aspreva and Roche will employ a mechanism to reconcile audited amounts against the royalty previously paid to us. This reconciliation process will be undertaken quarterly, based on the most recent available audit information. An additional reconciliation payment will then be made by Roche to us or a payment will be made by us to Roche, depending upon the results of this reconciliation. This reconciliation mechanism, however, will limit reconciliation payments to either Roche or Aspreva by an amount of CHF 4.0 million per quarter. If the results of the reconciliation indicate that the CHF 4.0 million collar has been exceeded for two consecutive quarters, we and Roche have agreed upon a mechanism to review the sales tracking methodology and/or our methodology for estimating royalty payments and introduce appropriate changes.

          We will record all but CHF 4.0 million of the royalty payment as revenue within quarterly financial results. In subsequent quarters, consistent with the timing of the reconciliation described above, the remaining CHF 4.0 million of the royalty payment, as well as any additional payments to us or from us to Roche as a result of such reconciliation will be recorded in the current period. Thus, at any period end we will carry a maximum of CHF 4.0 million for each quarter that has not then been reconciled on the balance sheet, characterized as deferred revenue. Roche and Aspreva have agreed to settle any royalty payment and reconciliation amount in cash, and we expect to settle such amounts within 45 days of each event.

Stock-Based Compensation

          Stock-based compensation expense, which is a non-cash charge, results in part from estimating the fair value of employee stock options granted using the Black Scholes option pricing model. Given the absence of an active market for our common shares, the exercise price of our stock options on the date of grant was determined by our board of directors using several factors, including progress and milestones achieved in our business and sales of our preferred shares.

          We account for employee stock options using the fair value method in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Black-Scholes option pricing model requires the input of several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted as well as the input of the fair value of our stock at the date of grant of the stock options. The estimated fair value is amortized over the vesting period, which is generally two to four years. Given the absence of an active market for our common shares, our board of directors has estimated the fair value of our common shares on the date of grant of the stock option based on several factors, including progress and milestones achieved in our business and sales of our Series A preferred shares. In addition, we have assumed a volatility of 150% based on competitive benchmarks and management judgement. Changes in these inputs and assumptions can materially affect the measure of the estimated fair value of our employee stock options. In addition, this accounting estimate is reasonably likely to change from period to period as further stock options are granted and adjustments are made for stock option forfeitures and cancellations.

          Pursuant to the 2002 Aspreva Incentive Stock Purchase Plan Trust, or the Trust, shares are distributed to our employees subject to a return provision which lapses ratably over a three-year period from the date of distribution. If the recipient’s employment terminates, the recipient must return to the Trust the portion of the shares for which the return obligation has not lapsed. We account for common shares distributed by the Trust as stock-based compensation, using the fair value of the common share at time of distribution from the Trust, amortized over the term of the return provisions specific to the award. During 2004, the Trust distributed 25,680 common shares to Bruce G. Cousins, our Chief Financial Officer. The fair value of all the shares distributed by the Trust to Mr. Cousins was estimated by Aspreva to be $340,000 and is being expensed over the return period of the shares.

          We recorded stock-based compensation of $150,000 during 2003 and $3.1 million during 2004. The following table indicates the anticipated stock-based compensation charges that will be recorded for the stock options and Trust shares outstanding as at December 31, 2004.

		Years Ending

	Total	2005	2006	2007	2008

	(In thousands)
Research and development	$3,694	$1,526	$1,294	$626	$248
Marketing, general and administrative	9,936	4,419	3,382	1,528	607

Total	$13,630	$5,945	$4,676	$2,154	$855

Financing Charge Upon Issuance of Warrants

          In 2003 we issued convertible promissory notes in the aggregate principal amount of $4.1 million. Upon conversion of the notes, we issued warrants to purchase 230,360 of our common shares at an exercise price of $3.88 per share. The estimated fair value of the warrants of $809,000 was determined using the Black-Scholes model and was recorded as an interest expense in 2004.

Clinical Trial Accounting

          We incur expenses for clinical study costs, comprising payments for work performed by contract research organizations and participating physicians. These costs are a significant component of our research and development expense. We accrue costs for clinical studies performed by contract research organizations based on our estimate of work performed under the contracts.

Provision for Income Taxes

          We have established a wholly-owned subsidiary, Aspreva Pharmaceuticals SA, a Swiss company, which is the principal party to our agreement with Roche. We have obtained a tax ruling from the Swiss tax authorities pursuant to which, certain income attributable to the exploitation of the CellCept rights we acquired from Roche and certain income attributable to the exploitation of rights we may acquire in the future from other third parties, will be subject to a reduced tax rate in Switzerland. We believe that dividends paid by our Swiss subsidiary to us will be subject to a five percent Swiss withholding tax and will not be subject to Canadian income taxes. We believe our agreement with Roche should not be classified as a partnership for U.S. federal income tax purposes. If this belief is incorrect, the income of our Swiss subsidiary that is from sources within the United States, if any, could be taxable in the United States on a net income basis. In such event, our effective tax rate and our tax liability could increase. In addition, if we fail to maintain our tax structure or one or more of the various taxation authorities successfully assert that more profits should be allocated to their respective tax jurisdictions, this may result in a higher overall effective tax rate. The foregoing analysis only applies to our agreement with Roche. Any future collaborations that we enter into may be structured differently and may result in different tax consequences.

          As of December 31, 2004 we had deferred tax assets of $4.1 million, of which $209,000 relates to scientific research and experimental development expenditures, which are available to reduce future Canadian taxable income without expiration dates, and $3.9 million relates to losses carried forward which can be used to reduce taxable income of future years and begin to expire in 2008. Of the $3.9 million, $981,000 relates to Canadian loss carryforwards and $1.5 million relates to Swiss loss carryforwards. A valuation allowance is provided to offset the deferred tax assets because the realization of the benefit does not meet the more likely than not criteria. In the event that we determine that we will be able to utilize our deferred tax assets in the future, an adjustment to the valuation allowance would increase net income in the period such determination is made.

Results of Operations

          Presented below is a comparison of our results of operations for the years ended December 31, 2002, 2003 and 2004. Our results of operations from December 20, 2001 (inception) to December 31, 2001 were not material.

Years Ended December 31, 2003 and 2004

          Research and Development. Research and development expenses were $1.2 million for 2003, compared to $10.1 million for 2004. The increase of $8.9 million was primarily due to $3.0 million in higher salary and related expenses from the addition of personnel to support development of CellCept for autoimmune indications, $2.8 million in higher project expenses relating to initiating our planned lupus nephritis Phase III clinical trial, $1.6 million in higher project expenses related to the initiation of a Phase III clinical trial for the use of CellCept in pemphigus vulgaris and a Phase III clinical trial for the use of CellCept in myasthenia gravis.

          Marketing, General and Administrative. Marketing, general and administrative expenses were $1.3 million for 2003, compared to $12.0 million for 2004. The increase of $10.7 million was primarily due to $4.5 million in higher salary and related expenses, including higher stock-based compensation expenses of $1.7 million, $1.3 million in higher infrastructure build out costs including the establishment of facilities in Bagshot, United Kingdom, Victoria, Canada and New Jersey, United States and $1.7 million in higher expenses related to medical education programs for CellCept in autoimmune indications.

          Interest and Other Income. Interest and other income were $22,000 for 2003, compared to $517,000 for 2004. The increase of $495,000 was primarily due to significantly higher investment balances in 2004.

          Interest and Other Expense. Interest and other expense were $72,000 for 2003, compared to $870,000 for 2004. The increase of $798,000 was primarily due to the finance charge of $809,000 recorded on the issuance of warrants.

Years Ended December 31, 2002 and 2003

          Research and Development. Research and development expenses were $74,000 for 2002, compared to $1.2 million for 2003. The increase of $1.1 million was primarily due to $480,000 in higher salary and related expenses as we hired employees to establish our clinical and regulatory functions as well as an increase of $270,000 in higher salaries and related expenses pertaining to our business development efforts. In addition, we began to incur expenses, primarily relating to planning, in the fourth quarter of 2003 for two Phase III clinical programs relating to the use of CellCept for the treatment of pemphigus vulgaris and myasthenia gravis.

          Marketing, General and Administrative. Marketing, general and administrative expenses were $95,000 for 2002, compared to $1.3 million for 2003. The increase of $1.2 million was primarily due to $1.0 million in higher salary and related expenses and $100,000 in higher infrastructure expenses to support our efforts with respect to our agreement with Roche.

          Interest and Other Income. Interest and other income was $0 for 2002, compared to $22,000 for 2003. The increase of $22,000 was due to higher investment balances in 2003.

          Interest and Other Expense. Interest and other expense was $0 for 2002, compared to $72,000 for 2003. The increase of $72,000 primarily relates to interest expense on promissory notes.

Liquidity and Capital Resources

Sources of Liquidity

          Since our inception, we have financed our operations primarily through the issuance of equity and debt securities and equipment financing. Through December 31, 2004, we have received net proceeds of $54.2 million from the issuance of our common shares, preferred shares, warrants and convertible promissory notes and $1.2 million from equipment financings.

          As of December 31, 2004, we had $35.8 million in cash and marketable securities. We expect to devote substantial resources to continue the development of CellCept for the treatment of lupus nephritis, myasthenia gravis and pemphigus vulgaris. This investment will include funding Phase III clinical trials as well as regulatory expenses to support approval. In addition, our commercial infrastructure will need to be expanded to support the commercialization of CellCept for these indications. We are obligated to use our best efforts until July 18, 2006, to raise adequate capital to finance our first three clinical trial programs in autoimmune indications. Our funding requirements will depend on numerous factors, including:

•	our ability to develop and obtain regulatory approval for CellCept and any future products in our targeted indications;

•	our ability to establish marketing and sales capabilities and the costs of launching CellCept and any future products for our targeted indications;

•	the extent of costs associated with protecting and expanding our patent and other intellectual property rights;

•	market acceptance of CellCept and any future products for our targeted indications;

•	future payments, if any, we receive or make under existing or future collaborative arrangements;

•	the timing of regulatory approvals needed to market products for our targeted indications;

•	the need to acquire licenses for new products or compounds; and

•	compliance with rules and regulations implemented by the U.S. Securities and Exchange Commission, Canadian provincial securities regulatory authorities, the Nasdaq National Market and the Toronto Stock Exchange.

          We expect that the net proceeds of this offering, together with our available cash resources, will be sufficient to support our operations for at least the next twelve months. If our resources are insufficient to satisfy our liquidity requirements or if we pursue new indications for CellCept or enter into new indication partnerships, we may need to raise additional external funds through the sale of additional equity or debt securities. The sale of additional equity and debt securities may result in additional dilution to our stockholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Cash Flows

          Years ended December 31, 2003 and 2004. Net cash used in operating activities was $2.3 million and $15.5 million for 2003 and 2004, respectively. The increase in cash used was primarily due to increased operating losses of $20.0 million and increased prepaid expenses of $2.8 million offset by $3.1 million relating to non-cash stock-based compensation and financing charges and $7.0 million relating to an increase in accounts payable and accrued liabilities.

          Net cash used in investing activities was $2.4 million and $30.8 million for 2003 and 2004, respectively. This increase was primarily due to net purchases of marketable securities with certain of the proceeds from the sale of our Series A preferred shares.

          Net cash provided by financing activities was $4.8 million and $49.4 million for 2003 and 2004, respectively. The increase was primarily due to the sale of $53.0 million of our Series A preferred shares, less share issuance costs and deferred financing charges of $3.7 million.

          Years Ended December 31, 2002 and 2003. Net cash used in operating activities was $46,000 and $2.3 million for the 2002 and 2003, respectively. The increase in cash used in operations was primarily due to increased operating losses of $2.5 million.

          Net cash used in investing activities was $2,000 and $2.4 million for 2002 and 2003, respectively. This increase in cash used in investing activities was primarily due to an increase in net purchases of marketable securities.

          Net cash provided by financing activities was $68,000 and $4.8 million for 2002 and 2003, respectively. The increase in cash provided by financing activities was primarily due to the issuance of $3.8 million of convertible promissory notes and the issuance of $1.1 million of common shares in 2003.

Contractual Obligations and Commitments

          Our major contractual obligations relate to capital lease obligations and operating leases for our facilities and equipment. These contractual obligations as of December 31, 2004, are as follows:

	Payments due by December 31,

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Capital lease obligations	$934	$349	$585	$—	$—
Operating leases	1,765	238	602	652	273

Total	$2,699	$587	$1,187	$652	$273

          The table above reflects only payment obligations that are fixed and determinable. As security for performance of our capital lease obligations we have issued letters of credit totalling $475,000.

Credit Facilities

          In April 2004, we entered into various agreements with a Canadian chartered bank providing for revolving demand facilities and a lease line in the aggregate amount of $2.5 million. As of December 31, 2004 we had $1.3 million of outstanding indebtedness under our credit facilities. The Canadian chartered bank may cancel or restrict the availability of any unutilized portion of our facilities at any time and from time to time without notice. Our credit facilities are secured by a security agreement constituting a first ranking security interest in all our personal property. In addition, minimum deposit levels of $7.9 million are held with a Canadian chartered bank to secure our credit facilities.

Inflation

          We do not believe that inflation has had a material impact on our business and operating results during the periods presented.

Related Party Transactions

          For a description of our related party transactions, see “Certain Relationships and Related Party Transactions”.

Off-Balance Sheet Arrangements

          Since inception we have not engaged in material off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure About Market Risk

          Our exposure to market risk is confined to cash and marketable securities. We invest in highly liquid government bonds, treasury bills, certificates of deposit and investment grade commercial paper. Due to the short term nature of our investment portfolio we believe we have minimal interest rate risk arising from our investments.

          Many of our transactions are conducted in currencies other than the U.S. dollar. If exchange rates change by 10%, we do not believe that it would have a material impact on our results of operations or cash flows to date. However, future exchange rate fluctuations may affect our future operating results.

          All amounts paid by Roche to us will be in Swiss Francs. In addition, we currently conduct some operations and incur a portion of our expenses in Canadian dollars and pounds sterling. CellCept’s net sales are denominated in multiple currencies and will be converted to Swiss Francs by Roche for the purpose of calculating amounts to be paid to us. To the extent the Swiss Franc increases in value relative to these other currencies, the total aggregate value of CellCept’s net sales will decrease and the amount, if any, that we are entitled to may be reduced. Over the preceding eight quarters, the Swiss Franc has strengthened against the U.S. dollar an average of 2.3% per quarter. Although we expect to implement currency hedging techniques to mitigate the impact of currency fluctuations on our financial results, these techniques do not eliminate the effects of currency fluctuations with respect to anticipated revenues or cash flows, and, as they are short term in nature, do not protect us from prolonged periods of currency fluctuations.

          As of December 31, 2004, we had not entered into any hedging transactions.

Recent Accounting Pronouncements

          There are no recent accounting pronouncements that are applicable to our business that we have not adopted. In December 2004 the FASB issued SFAS No. 123(R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148. SFAS No. 123(R)is effective for public companies for interim or annual periods beginning after June 15, 2005. SFAS No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based on their fair values. We have not yet completed our evaluation, however, as we account for stock-based awards at fair value in accordance with SFAS No. 123, we do not expect the adoption of SFAS No. 123(R) to have a material effect on our financial statements.

BUSINESS

          We are an emerging pharmaceutical company focused on identifying, developing and commercializing new indications for approved drugs and drug candidates for underserved patient populations. Our strategy, which we call “indication partnering”, is to collaborate with pharmaceutical and biopharmaceutical companies to pursue new indication approvals which lie beyond their strategic focus. In these collaborations, we intend to assume the clinical, regulatory and commercial activities for these non-core indications of our collaborators’ existing drugs. We seek collaborations with those companies that have approved drugs and drug candidates that we believe have compelling scientific, clinical and commercial potential.

          We believe one of the most rapid and effective ways to provide drugs to underserved patients is by developing new uses for existing drugs. For many drugs, there exists scientific and clinical data that suggests potential efficacy in the treatment of multiple diseases. We employ a proprietary process to evaluate such data and identify those drugs having potential for high therapeutic and commercial value in underserved patient populations. Once a drug has been identified, we develop a clinical and marketing plan for the new indication and use that plan as the basis for pursuing an indication partnership.

          By seeking additional regulatory approvals outside our collaborators’ core indications, we believe we can enable our collaborators to capture incremental revenue and enhance the commercial value of even their most successful products. In addition, by assuming financial and operational responsibilities for these additional indications, we minimize the need for our collaborators to dedicate significant financial and human resources to develop additional indications.

          In July 2003, we entered into our first collaboration with Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd, collectively Roche, for exclusive world wide rights, excluding Japan, to develop and, upon regulatory approval, market CellCept for all autoimmune indications. CellCept is a transplant drug currently approved in the United States, European Union, Canada and other countries for the prevention of organ transplant rejection. Since 1998, the results of numerous case reports and physician sponsored clinical trials have been presented at symposia and published in leading scientific journals reporting the potential efficacy of CellCept in the treatment of a variety of autoimmune diseases.

          Pursuant to a jointly approved development plan, we agreed with Roche to conduct three clinical trial programs in the following autoimmune indications: lupus nephritis, myasthenia gravis and pemphigus vulgaris. If we and Roche obtain regulatory approval for the use of CellCept in any of these indications, we will also be responsible for the promotion of CellCept for the approved indication. Beginning in April 2005, we will share equally with Roche in the net sales of CellCept in non-transplant indications above the negotiated baseline amount of 134 million Swiss Francs, or CHF, per year.

Our Business Model

The Opportunity

          Millions of people live with diseases for which there are either no approved drugs or where the current standards of care are inadequate. While the pharmaceutical industry is aware of the medical needs within these underserved markets, it has generally not addressed them due to fiscal and structural constraints and the complex nature of drug development and commercialization often associated with many of these diseases.

          We believe it has become increasingly challenging for pharmaceutical companies to dedicate human and fiscal resources to pursue formal clinical development and approval for new indications of their products that fall outside their areas of core therapeutic focus or fall below their internal market size requirements. We believe a number of factors contribute to this, including the increasing cost and timelines of drug development, earlier market entry of competitive products in the company’s area of therapeutic focus and margin erosion due to higher third party royalties and, in some cases, more expensive manufacturing processes. We believe these factors are driving companies to increasingly focus on promoting and selling their approved drug products primarily for their core therapeutic indications.

          Since new indications for these drugs often fall outside of the company’s strategic therapeutic focus, these potential new uses do not become the subject of formal clinical development. Physicians sometimes use small clinical trials to evaluate the potential use of approved drugs in diseases for which the drug is not indicated. However, these trials may not be conducted to a standard that would provide adequate safety and efficacy data for regulatory agencies to grant formal approval for their use. Larger, more extensive trials are often required to achieve formal regulatory approval.

          As a result, many approved drugs with observed potential utility in unapproved indications do not reach the affected patient population. Physicians often become aware of the benefits of these products on the underserved indications, but can only make them available to their patients through off-label prescriptions. Off-label is the term used to describe the prescribing of a drug for a use other than that for which it has been approved by the FDA, or other regulatory body. The drug is then generally prescribed by a small subset of physicians for difficult to treat refractory patients. They cannot be advertised or promoted for use in the unapproved indications due to legal prohibitions. Without formal regulatory approval for use in new non-core indications, these drugs remain prescribed only by physicians off-label and do not reach the broader potential affected patient population.

          Advocacy groups representing the patients suffering from diseases with limited approved treatment options are increasingly demanding access to safe and effective treatment options for their constituents. These advocacy groups place pressure on pharmaceutical companies and regulatory agencies to conduct formal clinical development of these drugs and seek regulatory approval of these new indications.

          Pharmaceutical companies, physicians and advocacy groups alike are searching for a solution that moves a drug from off-label to formal, approved use in indications outside the pharmaceutical companies’ core therapeutic areas.

Our Solution

          We believe our indication partnering strategy provides a solution for pharmaceutical and biopharmaceutical companies to obtain additional value from even their most successful products without diverting resources from their core areas of therapeutic focus. By conducting controlled clinical studies and seeking regulatory approval on behalf of, or with, our collaborators for new indications for their existing drugs, we believe we can help to create an effective way to provide approved drugs to underserved patient populations. Upon regulatory approval we plan to market and promote these drugs in new indications, creating and sharing incremental product revenues. This solution allows our collaborators to extend the benefits of their leading drugs to underserved patient populations. In addition, through indication expansion, we believe we can enhance the overall competitive profiles of our collaborators’ products through broader labelling earlier in the product lifecycle.

Our Strategy

          Our strategy is to collaborate with pharmaceutical and biopharmaceutical companies to identify, develop and commercialize new applications for approved drugs and drug candidates that fall outside of their core strategic focus, which we call “indication partnering”. We intend to collaborate with potential partners by taking responsibility for funding and executing clinical development, regulatory approval and, upon approval, commercialization of drugs for these new indications. The key elements of our strategy are:

          Target Approved Drugs and Drug Candidates for Indication Partnering. We intend to focus our development and commercialization efforts by:

•	targeting drugs that have potential for high therapeutic and commercial value in diseases with few approved treatment options;

•	targeting diseases which are treated by a concentrated prescriber base; and

•	targeting diseases where the unmet medical need is well characterized.

          We intend to mitigate the risks associated with our development and commercialization efforts by:

•	targeting product candidates which are approved or in late stage clinical trials;

•	targeting products that have well established safety profiles; and

•	targeting products that have data suggestive of potential efficacy in our targeted indications.

          Benefit our Pharmaceutical and Biopharmaceutical Partners. We believe our flexibility, expertise and focus allow us to overcome many of the structural and economic challenges that larger companies face when pursuing indication expansion in markets that lie outside the partner’s primary therapeutic focus. We believe the benefits to our partners include:

•	incremental revenue potential without diverting focus from their core product indications;

•	reduced requirement for additional human and capital resources; and

•	enhanced competitive profile through broader labelling earlier in the product lifecycle.

          Become the Partner of Choice for Indication Expansion. We plan to structure our relationships with our partners to integrate and complement their existing infrastructure and expertise in manufacturing, clinical programs, regulatory affairs, administrative support, safety surveillance and other key functions. This approach provides the assurance of quality, compliance with our partners’ standard operating procedures and continuity for our partners’ operations. By developing this close working relationship throughout our partner’s organization, and successfully executing on our collaborations, we believe we can become the partner of choice for new indications of their products.

          Leverage our Expertise in Autoimmune Diseases. Beyond our collaboration with Roche, we intend to expand our autoimmune focus by pursuing additional partnerships with pharmaceutical and biopharmaceutical companies that have drugs that may have high therapeutic value in autoimmune indications in order to leverage our clinical and commercial expertise.

          Focus our Planned Sales Promotion Force and Commercial Infrastructure Within Concentrated Markets. We intend to enter into partnerships for additional drugs that will effectively leverage our planned sales promotion force, medical affairs programs and commercial infrastructure. In addition, we intend to increase the efficiency of our future sales promotion force by focusing on high therapeutic value drugs in diseases that have a highly concentrated prescriber base.

Our Collaboration with Roche

          As a result of our efforts to search the existing medical and scientific literature and evaluate possible approved drugs with potential for new indications, we identified Roche’s drug CellCept. CellCept is a transplant drug for use in the prevention of rejection following kidney, heart and liver transplant. We viewed CellCept as an attractive target drug due to its favorable safety profile and the numerous independent studies reporting the potential efficacy of CellCept in the treatment of a variety of autoimmune diseases.

          Initially, we approached Roche with a strategy and plan for developing and, following regulatory approval, the marketing of CellCept for the treatment of autoimmune diseases. After in-depth discussions, in July 2003 we entered into a collaboration with Roche for the autoimmune applications of CellCept. Under the terms of our 14-year collaboration, we were granted the exclusive right to develop, market and promote CellCept, at our expense, for all autoimmune indications worldwide, excluding Japan.

          Pursuant to a jointly approved development plan, we agreed with Roche to conduct three Phase III clinical trial programs to support the use of CellCept in the treatment of lupus nephritis, myasthenia gravis and pemphigus vulgaris. We are currently enrolling patients in clinical trials for both myasthenia gravis and pemphigus vulgaris. Subject to input from the FDA, we plan to commence the Phase III clinical trials for lupus nephritis in the first quarter of 2005. We are responsible for assembling the filings for the relevant regulatory authorities. Roche will be responsible for submitting applications to the regulatory authorities, and will be the holder of any regulatory submissions and resulting regulatory approvals.

          If we receive regulatory approval for the use of CellCept in the treatment of any autoimmune indications, we are obligated to commercialize CellCept for such indications pursuant to a jointly agreed upon commercialization plan with Roche. Following regulatory approval, we plan to field a sales force to conduct promotional detailing presentations to targeted physician specialties in the United States and in the major European markets, and to develop targeted marketing and advertising strategies and materials. We also plan to form medical education teams and to develop medical liaison activities. Roche will conduct all manufacturing and distribution of CellCept, will continue to record all sales and will retain control over the pricing of CellCept.

          Beginning in second quarter of 2005 and during the term of our agreement, Roche is obligated to pay us, on a quarterly basis, an amount equal to half of any incremental net sales of CellCept attributed to its use in non-transplant indications above a baseline amount. Net sales of CellCept under our agreement consist of gross sales, minus discounts, rebates, returns and taxes, as well as a mid-single digit percentage distribution charge on such sales. The negotiated baseline amount is CHF 134 million per year. All payments made to us will be denominated in Swiss Francs.

          Roche and Aspreva use a sophisticated, proprietary methodology for tracking sales of CellCept. This enables Roche and us to determine the portion of Roche’s net sales attributable to the use of CellCept in non-transplant indications. We and Roche have agreed that autoimmune sales are considered the equivalent of non-transplant sales for the purposes of our agreement. We have the right to audit Roche’s calculations of the net sales of CellCept attributable to non-transplant sales, including all data used in the sales tracking methodology, on an annual basis. We also rely on third party data providers, such as International Medical Statistics, or IMS, and the United Network for Organ Sharing to supplement our information regarding the sales tracking of CellCept in transplant and autoimmune diseases and to validate our market assumptions underlying our agreed upon tracking methodology.

Overview of CellCept

CellCept in Transplant

          CellCept was commercially launched by Roche in 1995 and is currently approved for the prevention of organ transplant rejection. CellCept was first approved for prevention of organ rejection in patients receiving kidney transplants and that approval was later expanded to prevention of organ rejection in patients receiving heart and liver transplants.

          Organ transplantation is a life-saving measure for many people with irreversible organ failure. According to the United Network for Organ Sharing, more than 25,400 organs were transplanted during 2003 in the United States. Advances in transplant surgery have been paralleled by improvements in immunosuppressive therapy to prevent organ rejection. Organ transplant rejection involves a multi-pronged attack on the transplanted organ by the recipient’s immune system. T-cell lymphocytes, or white blood cells, recognize immune markers on the cells of the transplanted organ as foreign, and attack the transplanted organ directly, causing cell and tissue death and, potentially, organ failure. Additionally, activated T-cells may recruit and activate other T-cells.

          CellCept is an orally delivered immunosuppressant agent. An immunosuppressant agent is a medication that slows or halts immune system activity. CellCept converts to its active form, mycophenolic acid, in the body. Mycophenolic acid prevents transplant rejection by preventing the proliferation and activation of T- and B-cells. T- and B-cell survival and proliferation depends on the ability of the cells to produce guanine nucleotides, one of the basic structural units of DNA. Guanine nucleotides are required for the synthesis of DNA for cell division and of RNA for gene expression which occurs during cell proliferation. Mycophenolic acid inhibits the production of guanine nucleotides by T- and B-cells by binding to the pathway where they replicate. CellCept thereby blocks the proliferation of T-cells that directly attack the transplanted organ, and it suppresses the production of antibodies to the transplanted organ. CellCept also reduces the movement of other types of cells involved in immune attack on transplanted tissues from the blood vessels into those tissues.

CellCept in Autoimmune Disease

          According to the National Institutes of Health there are more than 80 clinically distinct autoimmune diseases which collectively affect as many as 22.0 million people in the United States. Our initial target markets for development are lupus nephritis, pemphigus vulgaris and myasthenia gravis, which we estimate collectively affect approximately 300,000 to 800,000 people in the United States alone. Many autoimmune diseases are highly debilitating and under treated, creating a significant social and financial burden. We believe that immune mechanisms similar to those that result in transplant rejection are also involved in autoimmune diseases.

          The current standard of care for the treatment of many autoimmune diseases involves the use of steroids such as prednisone, immunosuppressive agents such as azathioprine and cyclosporine, and cytotoxic agents such as cyclophosphamide. A cytotoxic agent is an anti-cancer substance that acts by killing or preventing the division of cells. The use of these treatments is limited by their side-effects, which can include an increased incidence of infections, cancer, ovarian failure, toxicity to kidney cells and bone loss.

          CellCept appears to mitigate some of the side effects associated with the use of earlier immunosuppressive agents. While all immunosuppressive agents, including CellCept, increase the patient’s risk of suffering a severe or opportunistic infection, CellCept does not appear to affect neutrophils, a type of white blood cell involved in fighting off bacterial infection. This appears to reduce, but not eliminate, the risk of severe infection compared to some other immunosuppressive agents. CellCept also does not appear to negatively affect the kidney and does not appear to negatively affect fertility directly, although like many immunosuppressive agents, it may be harmful to the developing embryo. The most notable other side effect of CellCept and other transplant therapeutics is gastrointestinal upset, with patients experiencing nausea, indigestion and diarrhea, at times severe enough that patients must reduce the dose or discontinue use.

          Roche conducted a number of clinical studies evaluating CellCept for the treatment of rheumatoid arthritis but terminated its program due to a lack of demonstrated efficacy. However, physicians continued to explore the off-label use of CellCept in a number of other autoimmune diseases because of its favorable side effect profile, favorable outcomes for transplant patients, and the involvement of similar immune mechanisms. In many cases, CellCept was tested in patients who either could not tolerate or did not respond to established front line therapies. The initial case reports were sufficiently promising to encourage larger prospective autoimmune disease studies. Based on our review of the results of these studies, we believe that CellCept has potential for broad utility in many other autoimmune diseases.

Clinical Development of CellCept in Autoimmune Disease

Lupus Nephritis

          The Underserved Medical Need. Systemic lupus erythematosus is a complex autoimmune disease affecting numerous organs and tissues. Systemic lupus erythematosus is commonly referred to as lupus. It is characterized by the development of a diverse array of antibodies that react against the person’s own normal tissue, resulting in such manifestations as inflammation and premature blocking of blood vessels. In addition, these autoimmune reactions result in deposits of material that can affect a variety of organs including the kidneys, heart, joints, skin, and respiratory and nervous systems. The course of the disease generally fluctuates, with periods of acute disease exacerbations, known as flares, interspersed with quiet phases. Permanent complete remissions with no treatment are rare. The involvement of the kidney, known as lupus nephritis, is considered to be the most serious manifestation of systemic lupus erythematosus. Nephritis and infection are major causes of mortality during all stages of systemic lupus erythematosus.

          The Lupus Foundation of America estimates that the majority of systemic lupus erythematosus patients are women during their child bearing years; however, systemic lupus erythematosus can affect people of both genders, all ages and all ethnic groups. Estimates of the number of people affected vary depending upon source, race and ethnic mix. According to the Lupus Foundation of America, approximately 500,000 to 1,500,000 Americans suffer from systemic lupus erythematosus, and more than 16,000 Americans develop Lupus each year. Lupus nephritis affects approximately 50% of all systemic lupus erythematosus patients. Systemic lupus erythematosus is three times more common in African-Americans than Caucasians and is also more common in persons of Hispanic, Asian and Native American descent than in Caucasians.

          Although there has been no new approved treatment for systemic lupus erythematosus or lupus nephritis in the last thirty years, clinical management of systemic lupus erythematosus has improved. However, many systemic lupus erythematosus patients continue to flare despite treatment. Studies have shown that mortality rates remain approximately three times that of an age and sex matched population, indicating that death occurs prematurely in a substantial portion of patients.

          Treatments for lupus nephritis are typically divided into induction agents and maintenance agents. The aim of lupus nephritis induction treatment, which is given during the flare or active stage of the disease, is to induce rapid clinical remission, which is a decrease of inflammation with a return to pre-flare kidney function, and minimize scarring in the kidney. Maintenance therapy begins once remission or significant clinical improvement has been achieved. The long term goal of lupus nephritis maintenance therapy is to reduce the risk of recurrence of flare and prevent the accumulation of kidney damage.

          The majority of treatments for lupus nephritis involve the off-label use of existing cancer drugs, including intravenous cyclophosphamide, steroids and other immunosuppressant drugs such as azathioprine. The current preferred treatment for induction is intravenous cyclophosphamide in combination with high dose steroids for three or six months. The preferred maintenance treatment in North America is quarterly pulses of intravenous cyclophosphamide and in Europe is azathioprine in combination with lower dose steroids for a period of months to years. Each of these treatment options has limitations including drug induced toxicity, relapse of disease and continued progression to “end stage renal disease” in some patients.

          Clinical History of CellCept in Lupus Nephritis. Starting in 1998, case reports and small case studies began to appear describing the use of CellCept in patients with lupus nephritis who were either unable to tolerate or who had not responded to the use of the established therapies. The majority of patients in these case series showed some improvement, and the side-effect profile was generally similar to that seen in transplant patients who were prescribed CellCept. On the basis of these results, several larger studies, including two studies partially sponsored by Roche and published in the October 2000 and March 2004 issues of the New England Journal of Medicine by Drs. Tak Mao Chan and Gabriel Contreras, respectively, were conducted with the objective of obtaining stronger evidence of the effectiveness of CellCept, as compared to established treatments, in the treatment of lupus nephritis.

          In October 2003, results from the largest induction study of CellCept to date in the treatment of lupus nephritis, conducted by Dr. Ellen Ginzler, were presented at a plenary session of the American College of Rheumatology. This study was funded by the FDA with supplemental funding by Roche. The multi-center randomized non-blinded study involved 140 patients and compared oral CellCept to intravenous cyclophosphamide in the induction of remission in patients with severe lupus nephritis. The primary outcome measure of treatment effectiveness was the number of patients experiencing complete remission of lupus nephritis at 24 weeks. Complete remission was defined as return to normal levels in three important indicators of kidney function and inflammation: (a) protein in the urine; (b) serum creatinine (product of muscle metabolism, removed by the kidney); and (c) abnormal cells and debris in the urine. The secondary outcome measure of partial remission was the number of patients who had partial improvement of all renal parameters by 50% or better without worsening of any parameters. To protect patients from being kept on a treatment that was not working for them, those who had not started to improve or were getting worse at 12 weeks could be switched to the other treatment.

          Complete remission was observed in 16 of the 71 patients randomized to CellCept, compared to 4 of the 69 patients randomized to intravenous cyclophosphamide. This analysis revealed a statistically significant difference in favor of treatment with CellCept (p=0.005). Complete and partial remission was observed in 37 of the CellCept patients versus 21 of the intravenous cyclophosphamide patients. Patients who were unresponsive to either method of treatment were crossed over to the other treatment arm at 12 weeks. Fifteen patients receiving CellCept withdrew or crossed over to intravenous cyclophosphamide and 27 patients receiving intravenous cyclophosphamide withdrew or crossed over to CellCept. The most common adverse events were infections and gastrointestinal symptoms. The overall number of gastrointestinal symptoms, which included diarrhea, nausea and indigestion, were comparable in both groups. The number of patients who developed infections was comparable in both groups. Eighteen CellCept patients developed lymphopenia, which is low white cell count and can predispose patients to infection, compared to 28 intravenous cyclophosphamide patients.

          Status of Our Development Program. We plan to initiate in the first quarter of 2005 an international, multi-center Phase III clinical trial of CellCept for use in the induction and maintenance of lupus nephritis, with a recruitment target of 358 patients. We have met with regulatory agencies in the United Kingdom and Ireland, which we intend to use as our rapporteur, who is the co-ordinator for the evaluation of an application, and co-rapporteur, respectively, under the European Union’s centralized procedure for obtaining marketing authorization, and in Canada, each of whom did not object to our development plan for lupus nephritis. We have met with the FDA to discuss our proposed clinical trial strategy and plan to file an Investigational New Drug, or IND, application in the first quarter of 2005. Upon reaching agreement with the FDA, we expect to commence our planned Phase III clinical trial of CellCept in lupus nephritis. Depending on the FDA’s input, we plan to initiate a six month induction study involving an unblinded comparison of CellCept to intravenous cyclophosphamide followed by a maintenance study of up to three years involving a blinded comparison of CellCept to azathioprine. We plan to complete the induction phase of this trial in late 2006.

Myasthenia Gravis

          The Underserved Medical Need. Myasthenia gravis is a chronic autoimmune neuromuscular disease which damages the junction between nerve and muscle and impedes nerve signal transmission. In myasthenia gravis, the body produces specific antibodies to the acetylcholine receptor, the receptor responsible for signal transmission. Binding of antibodies to the receptor invites an attack by the immune system, causing the number of receptors to decline and significantly hindering stimulation of muscle fibers, thereby causing weakness.

          According to the Myasthenia Gravis Foundation, myasthenia gravis affects approximately 70,000 to 100,000 people worldwide including approximately 36,000 people in the United States. Patients experience severe muscle weakness and fatigue, which is worsened by their repeated exertions. Although myasthenia gravis can affect any voluntary muscle, it frequently involves those controlling eye movement, chewing, swallowing, coughing and facial expression. Severe generalized myasthenia gravis is characterized by rapid onset, difficulty breathing and high mortality. Late severe myasthenia gravis involves “myasthenic crisis”, a life-threatening failure of respiratory muscles requiring mechanical ventilation. The risk of myasthenic crisis is highest within the first two to three years of onset.

          Current treatments for myasthenia gravis include short-acting agents such as cholinesterase inhibitors, which increase the acetylcholine available to functioning receptors, and intravenous immunoglobulin and plasma exchange, which remove auto-reactive antibodies from the blood and are used primarily in myasthenic crisis, severe myasthenia gravis, or prior to the surgical removal of the thymus gland. These treatments do not offer sustained symptom control or long-term remission. Use of long-term immunosuppressive agents is the standard of care, and the damage to the acetylcholine receptors by the auto-antibodies is completely reversible if the autoimmune process can be controlled. Steroids are almost universally used, along with immunosuppressive agents, such as azathioprine and cyclosporine, that are intended to support the effect of steroids and enable a lower dose of steroids to be given. However, despite the use of these immunosuppressive agents to lower steroid use, many myasthenia gravis patients nevertheless do not achieve complete resolution of their symptoms and require harmful levels of steroids. Case reports and small case series have been published describing the successful use of CellCept in patients who are unable to tolerate or who do not respond to the conventional treatments.

          Based on several published studies that have reported potential efficacy of CellCept in the treatment of myasthenia gravis and our own analysis of the data, we believe CellCept’s mechanism of action supports its wider use in myasthenia gravis, as there is preliminary evidence of its effectiveness and it does not have certain of the toxic effects that are known in other immunosuppressive agents. From a mechanistic standpoint, both T and B-cells are implicated in myasthenia gravis. The production of auto-reactive antibodies is attributable to B lymphocytes, and T-cells are involved in the initiation and/or maintenance of the autoimmune response.

          Status of Our Development Program. We have undertaken in-depth clinical protocol development with leading clinical experts in myasthenia gravis. We reviewed this protocol with the FDA and filed an IND application in March 2004, which was subsequently allowed in April 2004. We have met with regulatory agencies in the United Kingdom and Ireland, which we intend to use as our rapporteur and co-rapporteur, respectively, under the European Union’s centralized procedure for obtaining marketing authorization, and in Canada, each of whom did not object to our development plan for myasthenia gravis. We have commenced enrollment and are continuing to enroll patients in a Phase III clinical trial involving 136 patients. We plan to enroll these patients in several sites throughout Europe, North America and Israel. We plan to complete this trial in late 2006.

Pemphigus Vulgaris

          The Underserved Medical Need. Pemphigus vulgaris is a painful life-threatening blistering skin disease in which an autoimmune attack causes the loss of cohesion between cells of the skin. In pemphigus vulgaris, the specific antibodies are desmogleins, proteins that are involved in cell to cell cohesion.

          Pemphigus vulgaris is a rare, chronic disease, which, according to the International Pemphigus Foundation, affects approximately 40,000 people worldwide. It affects all races, although pemphigus vulgaris occurs more frequently among people of Ashkenazi Jewish or Mediterranean descent. People suffering from the disease develop fragile skin blisters which may burst, leaving raw, crusted areas, which may cover large areas of the body’s surface. Pemphigus vulgaris often begins with oral lesions, which may become painful and leaving patients unable to eat or drink, which may lead to malnutrition and debilitation. The disease may also affect any other part of the skin or mucosal surfaces. If left untreated, patients face a five-year mortality rate of 60 to 90%.

          Current treatment of pemphigus vulgaris is largely based on systemic immunosuppression using high-dose steroids in combination with other immunosuppressants such as azathioprine. These therapies, specifically predisone, have reduced the five-year mortality rate to 5 to 15%, primarily from a reduction in opportunistic skin infections or complications thereof. However, these therapies have limited long-term utility because of their potential side effects.

          Case series and small studies have shown promise for CellCept as a potential treatment of pemphigus vulgaris. Given that CellCept is well-tolerated and generally has less severe side effects than azathioprine and has the potential to achieve effective disease control at lower exposures to oral steroids, we believe that CellCept has the potential to become a first-line treatment for pemphigus vulgaris.

          Status of Our Development Program. We have undertaken in-depth clinical protocol development with the leading clinical and regulatory experts in pemphigus vulgaris. We have met with regulatory agencies in the United Kingdom and Ireland, which we intend to use as our rapporteur and co-rapporteur, respectively, under the European Union’s centralized procedure for obtaining marketing authorization, and in Canada, each of whom did not object to our development plan for pemphigus vulgaris. Based upon this feedback and a comprehensive analysis of the existing data, we have commenced patient enrollment in a Phase III clinical trial in pemphigus vulgaris at sites in Canada, the EU and the Middle East. The first patient was enrolled in the trial in June 2004. We are in discussions with the FDA regarding our clinical trial protocol and strategies for obtaining regulatory approval in pemphigus vulgaris in the United States. Once discussions are complete, we plan to submit an IND application and commence enrollment of patients in the United States. Depending on the outcome of our discussions with the FDA, our goal is to enroll 64 patients in sites in North America, the European Union and the Middle East. We plan to complete this trial in 2007.

Other Autoimmune Indications

          We are aware of over 40 ongoing U.S. investigator led clinical studies involving CellCept in other autoimmune indications and we are monitoring these studies to determine if these opportunities warrant formal clinical and commercial development. These indications include, but are not limited to:

•	autoimmune hepatitis, an inflammation of the liver;

•	cervical dystonia, a neurological movement disorder involving the head or neck;

•	chronic inflammatory demyelinating polyneuropathy, a neurological disorder involving the legs and arms;

•	chronic pelvic pain syndrome;

•	inclusion body myositis, an inflammation of muscle tissue;

•	inflammatory dilated cardiomyopathy, an inflammation of the heart muscle;

•	multiple sclerosis, a neurological disorder;

•	non-renal lupus, lupus involving organs or systems other than the kidney;

•	primary biliary sclerosis, a hardening of the bile ducts;

•	primary sclerosing cholangitis, a hardening of the bile ducts and inflammation of the liver;

•	psoriasis, an inflammation of the skin;

•	scleroderma, a hardening of the skin and organ tissue;

•	severe refractory eczema, an inflammation of the skin;

•	type I diabetes, a lack of insulin; and

•	vasculitis, an inflammation of blood vessels.

Commercialization

          Our overall commercialization strategy is to target a small subset of speciality physicians who treat a majority of patients with the greatest underserved medical needs.

          Prior to regulatory approval of CellCept for any autoimmune indications, we intend to conduct extensive market research regarding speciality physician prescribing practices and product positioning, and will undertake a market preparation program. Initially, we plan to field a team of medical liaison physicians and other medical professionals who will interact with potential future presenters and medical advisors to help us identify knowledge gaps in the potential use of CellCept and to assist us in our clinical development planning.

          Upon receiving regulatory approval of CellCept for autoimmune indications, we intend to field a highly specialized autoimmune disease sales promotion force that will focus on the physicians most likely to treat patients suffering from the approved indications. We intend to field our sales promotion force in the U.S. and the five major European Union markets, targeting identified high potential prescribers of CellCept. In addition, we plan to work closely with Roche during the commercialization phase to coordinate with local Roche field force resources on a global basis. Roche is responsible for actual sales of CellCept.

          We intend to design our commercialization activities to comply with the laws and regulations enforced by applicable regulatory authorities.

Government Regulation

          The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labelling, storage, record keeping, approval, advertising and promotion, and export and import of pharmaceutical products such as those we are developing.

United States Government Regulation

          In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and the agency’s implementing regulations. If we fail to comply with the applicable United States requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.

          The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with the FDA’s good laboratory practice regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a New Drug Application, or NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice regulations; and

•	FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.

          The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for a CellCept autoimmune indication, or for that matter approvals of any product we develop, will be granted on a timely basis, if at all.

          Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin. Submission of an IND may result in the FDA not allowing the trials to commence or not allowing the trial to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission, either explicitly or implicitly (by not objecting), before each clinical trial can begin.

          Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. An independent Institutional Review Board, or IRB, for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the study until it is completed. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practice requirements and the requirements for informed consent.

          Clinical Trials. For the purposes of NDA submission and approval, clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined.

•	Phase I studies are initially conducted with relatively few subjects to test the drug candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans, or, on occasion, in patients to gain an early indication of its effectiveness.

•	Phase II studies are generally conducted with a relatively small number of subjects to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific indications in patients with the disease or condition under study.

•	Phase III studies, commonly referred to as pivotal studies, are typically conducted when Phase II clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile. Phase III clinical trials are undertaken with large numbers of patients (several hundred to several thousand) to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

•	Phase IV post-approval studies, to further assess the drug’s safety and effectiveness, are sometimes required by the FDA as a condition of approval.

          Our Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. The commencement and completion of our clinical trials could be delayed or prevented by several factors, including:

•	delays in obtaining regulatory approvals to commence or continue a study;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	insufficient quantities of the study drug;

•	slower than expected rates of patient recruitment and enrollment or the inability to reach full enrollment;

•	inconclusive or negative interim results during clinical trials, including lack of effectiveness or unforeseen safety issues;

•	death of, or serious adverse effects experienced by, one or more patients during a clinical trial for reasons not related to the study drug, including the advanced stage of the patient’s disease or medical condition;

•	uncertain dosing issues;

•	inability to monitor patients adequately during and after treatment;

•	inability or unwillingness of contract laboratories to follow good laboratory practice regulations;

•	inability or unwillingness of clinical investigators to follow our clinical protocols or good clinical practice requirements generally; and

•	inability or unwillingness of other third-parties to perform data collection and analysis in a timely or accurate manner.

          We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. We may not be able to enroll and retain sufficient patients to complete our trials in a timely manner or at all. The indications for which we are conducting or plan to conduct trials have relatively small patient populations, as a result, patient enrollment may be time consuming and may require us to open a large number of sites. Significant delays in clinical trials could significantly increase our development costs and would impede our ability to commercialize drug candidates and generate revenue.

          In addition, the favorable results in earlier stage clinical trials do not ensure that the results of late stage trials will be favorable or that they will be adequate to demonstrate the safety and efficacy of the drug candidate or to support an approval application. Furthermore, the FDA, IRB or sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

          New Drug Application. The results of the preclinical testing and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

          Once the NDA submission has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable statutory and regulatory criteria are not satisfied, or it may require additional clinical data or an additional Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data. Once the FDA approves an NDA or supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the drug reaches the market. Where a withdrawal may not be appropriate, the FDA still may seize existing inventory of such product or require a recall of any product already on the market. In addition, the FDA may require testing, including Phase IV clinical trials, risk minimization action plans, and surveillance programs to monitor the effect of approved products, which have been commercialized. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-marketing programs.

          Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labelling. Changes to some of the conditions established in an approved application, including changes in indications, labelling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs. We intend to prepare for filing by Roche NDA supplements for CellCept for all of our indications currently under development.

          Before approving an application, the FDA will inspect the facility or the facilities at which the finished drug product (and sometimes the active drug ingredient) is manufactured, and will not approve the product unless current good manufacturing practice compliance is satisfactory. The FDA may also inspect the clinical sites at which the trials were conducted to assess their compliance, and will not approve the product unless compliance with good clinical practice requirements is satisfactory. If the FDA concludes that the application demonstrates that the product is safe and effective for the proposed indication, and that the manufacturing process and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA concludes that the application, manufacturing process or manufacturing facilities are not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the statutory and regulatory criteria for approval and may deny the application, limit the indication for which the drug is approved, add new warnings, precautions, or Adverse Reactions to the final labelling, or require additional post-approval testing in other requirements. The FDA does not require reinspection of a manufacturing facility for compliance with current good manufacturing practice prior to approval of a new indication for an approved drug, provided there is no change to the drug from a chemical, manufacturing and control perspective, as in the case of our CellCept projects.

          The testing and approval processes require substantial time, effort, and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe that a clinical trial has demonstrated safety and efficacy of one of our products for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labelling claims are subject to further FDA review and approval. Depending on the nature of the change proposed, an NDA supplement must be filed and approved before the change may be implemented. For many proposed post-approval changes to an NDA, including the new indications we are pursuing for CellCept, the FDA has up to 180 days to review the application. As with new NDAs, the review process is often significantly extended by FDA requests for additional information or clarification.

          If regulatory approval of a product or new indication for an existing product is obtained, we (and our partners) will be required to comply with a number of post-approval requirements. We (and our partners) also will be required to comply with other regulatory requirements, including current good manufacturing practice regulations and adverse event reporting. Holders of an approved NDA are required to report certain adverse reactions and production problems, if any, to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labelling for their products. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current good manufacturing practice regulations, which impose certain procedural and documentation requirements upon drug manufacturers. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with current good manufacturing practice regulations and other regulatory requirements.

          In the course of practicing medicine, physicians may prescribe legally available drugs for an indication that has not been approved by the FDA and which, therefore, is not described in the product’s approved labelling — a so-called “off-label use.” We are aware that some physicians may be prescribing

CellCept for the treatment of a variety of autoimmune diseases although neither we nor Roche market CellCept for the treatment of any autoimmune disease and the FDA has not approved the use of CellCept for the treatment of any autoimmune disease. The FDA does not regulate the behaviour of physicians in their choice of treatments. The FDA and other governmental agencies do, however, restrict communications on the subject of off-label use by a manufacturer or those acting on behalf of a manufacturer. Simply put, companies may not promote FDA-approved drugs for off-label uses. Accordingly, we may not market CellCept for an off-label use. However, the FDA and other governmental agencies do permit a manufacturer (and those acting on its behalf) to engage in some limited, non-misleading, non-promotional speech regarding unapproved products or indications. We believe that our pre-approval communications constitute lawful activities and we have policies and procedures in place to regulate the promotion of products prior to their approval. We are in the process of formally developing policies and procedures to cause our pre-approval communications to comply with applicable law. However, we have not yet formally implemented such policies and procedures, and if we fail to do so, or if such policies and procedures are inadequate or not adhered to, our pre-approval communications could result in violations of law which could harm our business. The FDA and other governmental agencies actively enforce laws and regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained and may disagree that all of our communications comply with our restrictions on off-label promotion. The federal government has sought large civil fines and criminal penalties against manufacturers for alleged improper promotion, and the FDA has enjoined numerous companies from engaging in off-label promotion.

          We engage in medical education activities that, if conducted in accordance with FDA guidelines, are excluded by the FDA from consideration as promotional activities and, therefore, excluded from scrutiny under the FDA’s regulations governing off-label promotion. While we believe that we are currently in compliance with the FDA guidelines governing education activities and the FDA regulations prohibiting off-label promotion, the guidelines and regulations are subject to varying interpretations, which are evolving, and the FDA may disagree that all of our activities comply with applicable restrictions on pre-approval promotion. Failure to comply with these requirements in the past or with respect to future activities can result in enforcement action — including civil and criminal sanctions by the FDA and other federal and state governmental bodies, including the Department of Justice and the Office of the Inspector General of the Department of Health and Human Services, which would harm our business and could have a material adverse effect on our business, financial condition and profitability. Any such enforcement action might be directed at both our company and our pharmaceutical partner(s), which could have an additional chilling effect on our ability to enter into new relationships with pharmaceutical companies.

          Further, our agreement with Roche, and likely future agreements with other pharmaceutical companies, contains provisions requiring us to comply with applicable laws and regulations, including the FDA’s restriction on the promotion of off-label uses. Accordingly, if it were determined that we violated the FDA’s rules governing off-label promotion in connection with our marketing efforts, we might be found to be in material breach of our agreement. If we failed to cure the breach, we might lose our rights to CellCept under the agreement.

          Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. Generally, the first developer that receives FDA orphan drug designation and subsequently receives FDA approval of a drug for the disease for which it has such designation, is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances. We intend to file for orphan drug designation for those diseases we target that meet the criteria for orphan drug exclusivity, which we believe include myasthenia gravis, pemphigus vulgaris, and lupus nephritis. We may not be granted orphan drug designation for additional diseases or that orphan drug exclusivity will provide us with a material commercial advantage. However, we believe that orphan drug designation and patient brand loyalty within the transplant and autoimmune disease markets will slow the rate of generic erosion for CellCept. Other companies have also sought orphan designation for their drugs for the same indications for which we intend to develop CellCept. We cannot be certain that these competitive products will not receive approval as orphan drugs before we do, which could adversely impact the marketing of our product.

International Regulation

          In addition to being subject to the laws and regulations in the United States, we will be subject to a variety of laws and regulations in those other countries in which we seek to study and commercialize drug products, including CellCept. European and Canadian regulatory requirements and approval processes are similar in principle to those in the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of the European Union, European countries, Canada and other countries before we can commence clinical trials or marketing of the product in those countries. The approval process may be longer or shorter than that required for FDA approval. The requirements governing pricing, reimbursement, clinical trials, and to a lesser extent, product licensing vary from country to country.

          In the European Union, there are two ways that a company can obtain multi-state marketing authorization for a pharmaceutical product. The first route is the “centralized procedure.” This procedure is compulsory for certain pharmaceutical products, in particular pharmaceutical products derived from biotechnology, but is also available for pharmaceutical products containing a new active substance or whose applications constitute a significant innovation. Under this procedure the applicant nominates a rapporteur, who is the co-ordinator for the evaluation of an application for marketing authorization, and co-rapporteur. A marketing authorization granted under the centralized procedure is valid in all Member States of the European Union. The second route to obtain marketing authorization in the European Union is the “mutual recognition procedure.” Application is made in all the Member States in which the marketing of the product is sought but the applicant chooses one Member State to act as the “reference Member State” and to prepare an assessment report. Within 90 days of receipt of such report, each Member State applied to may object to the approval if it believes the product raises a potential serious risk to public health. If the Member States do not reach an agreement on whether the approval should be granted or rejected, the matter is referred to the European Union relevant authority whose opinion is then forwarded to the European Commission. The European Commission makes the ultimate decision, which in most cases follows the European Union relevant authority’s opinion.

          To obtain marketing approval in Canada, we must provide Canada’s Therapeutic Products Directorate with clinical data that demonstrate safety and efficacy for the new indications in humans. The data is provided in a new drug submission or in a supplemental new drug submission. We cannot market CellCept for the new indications in Canada until a supplemental new drug submission is approved by the Therapeutic Products Directorate. If the Therapeutic Products Directorate approves a supplemental new drug submission, the Therapeutic Products Directorate issues a marketing approval, known as a notice of compliance, for the new indications.

Third-Party Reimbursement and Pricing Controls

          In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. It will be time consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. CellCept or other products from which we may receive revenue in the future may not be considered cost-effective, and reimbursement may not be available or sufficient to allow these products to be sold on a competitive and profitable basis.

          In many foreign markets, including the countries in the European Union and Canada, pricing of pharmaceutical products, in particular reimbursed products, is subject to governmental control. In the European Union, a product must receive specific country pricing approval in order to be reimbursed in that country. The pricing approval in the Member States of the European Union can take many months, and sometimes years, to obtain. In Canada, pricing must be approved by the Patented Medicine Prices Review Board, government and third-party payors. In addition, the provincial governments have the authority to assess the reimbursement status, if any, and the pricing of newly approved drugs, pharmaceutical products and pharmaceutical product indications. Obtaining price approval from the Patented Medicine Prices Review Board and provincial governments can take six to twelve months or longer after the receipt of the notice of compliance.

          In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. The adoption of such proposals could harm our business and financial condition.

Anti-Kickback and False Claims Laws

          In the United States, we are subject to various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback and false claims laws. The federal Anti-Kickback Law makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. The federal government has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbour does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. Violations of the law are punishable by up to five years in prison, criminal fines, administrative civil money penalties, and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Due to the breadth of these laws, and the potential for additional legal or regulatory change addressing some of our practices, it is possible that our sales and marketing practices or our relationships with physicians might be challenged under anti-kickback laws, which could harm us. In anticipation of commercializing a product or products which may be reimbursed under a federal healthcare program and other governmental healthcare programs, we are in the process of developing a comprehensive compliance program that will seek to establish internal controls to facilitate adherence to the rules and program requirements to which we may be or may become subject.

          False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of Medicaid rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, are subject to scrutiny under these laws. In addition, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, as “whistleblowers”) may share in the amounts paid by the entity to the government in fines or settlement. Penalties for a violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. In addition, certain states have enacted laws modelled after the federal False Claims Act. If the government were to allege that we were or our partners were, or convict us or our partners of, violating these false claims laws, we could be harmed, be subject to a substantial fine and suffer a decline in our stock price.

Manufacturing and Supply

          Roche is responsible for manufacturing CellCept. We do not currently operate manufacturing facilities for clinical or commercial production, as our business model is to rely on and leverage the manufacturing and distribution infrastructure of our collaborators. Future collaborations may however require us to establish our own manufacturing facilities. Manufacture of pharmaceuticals is subject to extensive current good manufacturing practice regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. The FDA enforces the current good manufacturing practice requirements through periodic, unannounced inspections of registered manufacturing facilities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our licensors or contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with current good manufacturing practice regulations or other regulatory requirements may result in restrictions on a product, manufacturer, or holder of an approved NDA, including interruption or discontinuation of production, cost increases, criminal or civil penalty, withdrawal or recall of the product from the market or other voluntary or FDA-mandated action that could delay or prevent further marketing. Also, new government requirements may be established that could delay or prevent regulatory approval of products under development. Because we will depend on our partners and other third parties to conduct manufacturing operations, we have very limited ability to control these activities, all of which are fundamental to our business and potential success.

Competition

General

          The development and commercialization of new drugs is intensely competitive. There are no barriers prohibiting other companies from adopting an indication partnering business model. We compete for product candidates as well as for highly experienced personnel and resources. In general, the acquisition or licensing of pharmaceutical products is very competitive, and a number of more established companies, including specialty pharmaceutical and biotechnology companies worldwide, have acknowledged strategies to license or acquire product rights. These companies may have competitive advantages due to their size, financial resources and institutional experience, as may other emerging companies taking similar or different approaches to product acquisitions and indication partnering.

          Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of greater availability of capital for investment in these fields. Our ability to compete successfully will be based in part on our ability to:

•	identify marketed products or products in development that have strong potential for utility outside their core indications for which they have been approved or are in development;

•	successfully negotiate partnering and collaborative agreements with partners;

•	attract and retain qualified scientific, medical, product development, pharmaceutical marketing and regulatory personnel that integrate well with our collaborators;

•	actively and effectively manage a portfolio of products in development and commercialization;

•	obtain regulatory approvals for the indications we seek to develop with our partners; and

•	build and sustain a specialized field sales force.

CellCept

          In the transplant market, CellCept currently competes with Myfortic, which is marketed by Novartis. Myfortic is approved only for the prevention of kidney rejection. If additional indications are approved for CellCept, Novartis may choose to compete in these markets by also pursuing clinical trials in autoimmune indications. If approved, CellCept will compete with immunosuppressants, the current standard of care for the treatment of autoimmune diseases, such as steroids and cytotoxic agents, including cyclophosophamide, cyclosporine and azathioprine. In addition, we are aware that the following companies have products in development or on the market that may be competitive with CellCept in lupus nephritis: La Jolla Pharmaceuticals Co., Prometheus Laboratories, Inc., Human Genome Sciences Inc., Genelabs Technologies Inc., Genentech Inc., Teva Pharmaceuticals Ltd., Novartis AG and Bristol Myers Squibb Co. We are also aware that the following companies have products in development that may be competitive with CellCept in myasthenia gravis: Novo Nordisk A/ S, Corixa Corporation and Cambridge Neuroscience, Inc. To our knowledge, two companies are developing potential therapies for pemphigus vulgaris: Alexion Antibody Technologies, Inc. and Peptimmune, Inc. Many of these companies have substantially greater financial and other resources than we do.

Third Party Contracts

Roche Agreement

          In July 2003, through our subsidiary Aspreva Pharmaceuticals SA, we entered into an agreement with Roche under which we acquired certain rights relating to Roche’s transplant drug CellCept. CellCept is currently approved in the United States for the prevention of organ rejection in kidney, heart, and liver transplants. Under our agreement with Roche, we have the exclusive right to develop and, upon regulatory approval, promote CellCept for the treatment of autoimmune diseases throughout the world, except for Japan. This development and promotion right also extends to any prescription pharmaceutical product having the same active ingredient as CellCept (or any salt, ester, or metabolite thereof), in all forms or formulations for which Roche seeks regulatory approval.

          The agreement establishes a joint committee consisting of representatives from both parties that will operate by consensus to oversee our development and promotional activities in the autoimmune field. In the event that this joint committee is unable to reach consensus on an issue, the dispute will be escalated to the senior management of the parties. Unless and until senior management reaches agreement on such dispute, neither party will have the right to implement any changes to the status quo that would result from resolution of such matter.

          Under our agreement with Roche, we are obligated to conduct clinical development in autoimmune indications pursuant to a development plan approved on an annual basis by the joint committee. We are responsible for conducting (or having conducted) the clinical trials specified in the development plan and for preparing all regulatory filings in connection with these trials. Subject to Roche’s approval of any regulatory filings that we prepare, Roche will submit these filings, in its own name, to the proper regulatory authorities. Roche will own any resulting regulatory approvals. Roche will be responsible for reporting all adverse events relating to CellCept to appropriate authorities, and Roche retains control over the global safety database for CellCept. Subject to certain limits, Roche will supply CellCept and placebo for our development efforts at a price equal to Roche’s fully burdened manufacturing cost.

          Upon regulatory approval, our commercialization of CellCept for use in the treatment of autoimmune diseases is to be conducted pursuant to a commercialization plan approved on an annual basis by the joint committee. We are responsible for the marketing and advertising of CellCept in accordance with the commercialization plan (including the development of advertising and promotional materials) and for fielding a sales promotion force that will make detailing presentations to prescribing physicians. The commercialization plan will establish minimums as to size of sales promotion force with respect to these detailing presentations. In addition, we are responsible for implementing a call center for providing medical information services in autoimmune disease and for establishing Phase IV registries if required to do so by regulatory authorities. Roche will continue to take orders for, invoice, and book all sales of CellCept and will continue to be responsible for the manufacture and distribution of CellCept for all uses. Roche will set the selling prices for CellCept in all dosages and formulations as well as any applicable credit terms and return policies.

          We are not obligated to make any upfront, milestone, or royalty payments to Roche under the agreement. However, we are solely responsible for all costs and expenses that we incur in developing and commercializing CellCept. In addition, we are obligated to use our best efforts, until July 18, 2006, to raise adequate capital to finance our first three clinical trial programs in autoimmune indications. We believe that the net proceeds from this offering, together with our available cash and marketable securities, will enable us to meet this obligation.

          In consideration for our efforts, under our agreement, we are entitled to receive, on a quarterly basis, an equal share of Roche’s quarterly net sales allocable to increased use of CellCept for the treatment of autoimmune diseases. In order to determine which portion of Roche’s net sales is allocable to such increased autoimmune use, the following three amounts are subtracted from Roche’s aggregate net sales for the applicable quarter: (a) the amount of such net sales that are attributable to use of CellCept in transplant indications; (b) a quarterly baseline amount; and (c) distribution charges, fixed at a mid-single digit percentage of net sales for the duration of the contract. For the purpose of these calculations, all values representing sales of CellCept are to be denominated in Swiss Francs, and all sales made in other currencies are to be converted into Swiss Francs in accordance with Roche’s standard practices at the time of sale. The agreement contemplates possible upward adjustment of the baseline in the event more accurate bone marrow data becomes available, and appropriate upward or downward modifications to the baseline dollar value in the event of changes in the average unit selling price of CellCept, withdrawals and recalls of CellCept from particular markets, or our termination of the agreement with respect to one or more particular countries but not the entirety of the territory we have been licensed. Adjustments upward to the baseline are subject to a cap of approximately 130% of the initially negotiated baseline. Beginning in April 2005, we will share equally with Roche in the net sales of CellCept for non-transplant indications above our negotiated baseline.

          The parties will apply a proprietary sales tracking methodology to data collected during the year in order to calculate Roche’s transplant sales. This sales tracking methodology consists of two primary elements: a “bottoms up” detailed analysis of sales in the United States and the five major European market countries (Italy, Germany, France, U.K. and Spain), and a model for extrapolating sales in all other countries based upon performance in those major market countries. Data for these analyses are gleaned from multiple sources, including patient-level audits of all transplant medicines to capture patient market share by transplant medicines, data from national transplant patient registries or United Network for Organ Sharing, qualitative and quantitative market research, and supplemented comprehensive third party data used to validate market assumptions. Changes to this sales tracking methodology require approval of the joint committee. We and Roche each have the right at our own expense, to propose modifications to our agreed upon sales tracking methodology at any time to the joint committee to enhance the validity or reliability of that methodology. In that event the joint committee is obligated to review any proposal in good faith, with the overriding obligation to ensure fair and accurate compensation to each party by tracking as accurately as reasonably possible, purchases of CellCept in the respective indications, balancing the desirability of increased accuracy against the costs of obtaining such accuracy.

          Absent early termination for the reasons set forth below, revenue sharing under the agreement will continue until the end of 2017, after which time we will receive a reduced royalty on net sales of CellCept for three years. Either party may terminate the agreement early if tracked CellCept sales for non-transplant indications are less than the baseline amount over four consecutive quarters or if CellCept is withdrawn or recalled from the market. In addition, we may terminate the agreement, at our discretion, on a country-by-country basis, upon advance notice to Roche. In the event that either party commits an uncured material breach of the agreement, the other party will have no express right to terminate the agreement but may seek remedies through a dispute resolution procedure involving arbitration.

          We own any inventions related to CellCept that are invented solely by our employees as a result of our activities under the agreement. CellCept inventions that are invented jointly by us and by Roche will be jointly owned by us and Roche, as will any associated patents. The parties’ rights and obligations with respect to the prosecution, maintenance, and enforcement of such jointly owned patents will be determined by the joint committee. We and Roche have agreed to a set of procedures to address third party infringement of certain of our or Roche’s patents relating to CellCept. Roche has the first right to bring an infringement action under these patents, and we have the right to share in any monetary awards obtained by Roche as a result. If Roche elects not to bring an infringement action under these patents, we have the option to do so ourselves, and Roche will share in any monetary awards obtained by us as a result. In the event of a claim that our or Roche’s activities under the agreement infringe the intellectual property rights of a third party, Roche is obligated to indemnify us against such claim, but only if such claim is not based solely on the use of CellCept for the treatment of autoimmune diseases. In the case of an infringement claim that is based solely on the use of CellCept for the treatment of autoimmune diseases, Roche will be entitled to offset a substantial portion of its costs of defending such claim against payments due to us under the Agreement.

          Roche retains ownership of the CellCept trademark and we possess a non-exclusive license to use this trademark in connection with the promotion and detailing of CellCept for use in autoimmune indications.

          Subject to specified exceptions, Roche is obligated to indemnify us against claims arising from the sale of CellCept or failure of CellCept to comply with applicable specifications, certain claims involving Roche’s distributors, and certain third party personal injury or economic loss relating to CellCept. Excluded from this indemnity are certain economic losses relating to product labelling or marketing material with respect to use of CellCept in the autoimmune field, which the parties will share. We will be permitted to offset our share of these losses against payments due to us under the agreement. Each party also has an indemnification obligation to the other with respect to certain claims arising from such party’s negligence or willful misconduct, breach of the agreement or violation of applicable law, or statements that made by such party that are inconsistent with CellCept marketing materials.

Intellectual Property

          Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

          As for the pharmaceutical products we develop and commercialize, as a normal course of business, we intend to pursue composition of matter patents, where possible, and dosage and formulation patents, as well as both method and use patents on novel indications for known compounds, either alone or jointly with our collaborators, as our collaboration agreements dictate.

          We have the exclusive rights from Roche to develop and promote CellCept in the field of autoimmune disease in all countries other than Japan. Roche owns the patents covering the composition of matter of CellCept. The United States patent covering CellCept expires in May 2009. Counterparts of this patent expire in most European countries in late 2010 or early 2011, but in some instances expire as early as 2007. Roche patents covering the process for manufacture of CellCept expire in the United States in July 2012, and in most other countries in July 2013. We and Roche expect that following expiration of all these patents competitors may manufacture and sell generic versions of CellCept, at a lower price, which would reduce CellCept’s revenues. In certain jurisdictions, including most Canadian provinces, legislation mandates generic substitution for brand name drugs. If competitors devise a means to manufacture CellCept which does not infringe Roche’s patents covering the process for manufacture, competitors may seek to sell generic versions of CellCept upon expiration of the composition of matter patents, which occurs in some countries as early as 2007.

          The patent positions of biotechnology and pharmaceutical products like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications that we may file or license will result in the issuance of any patents. The issued patents that we have licensed and those that we may license in the future, or that we may own, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop and commercialize similar products or duplicate our business model and strategy. Because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

          In addition to patents, we rely on trade secrets to protect our business model and approach, especially where patent protection is believed not to be appropriate or obtainable. With respect to our proprietary process for evaluating clinical and scientific data and identifying drugs and drug candidates having potential application to our business, we possess trade secret and copyrights in the process, algorithms and user interfaces associated with the process. We also possess important trade secret information in the output of that proprietary process. However, trade secrets are difficult to protect. We attempt to protect our proprietary technology, in part, with appropriate agreements with our employees, consultants and collaborators. These agreements may not provide meaningful protection. Also, these agreements may be breached and we may not have an adequate remedy for any such breach. In addition, our trade secrets may become known or independently developed by a third party, or misused by any collaborator to whom we disclose such information.

          Our commercial success will depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third party patent would require us to alter our development or commercial strategies, or our products or processes, obtain licenses or cease certain activities. Our breach of our license agreements or failure to obtain a license to technology that we may require to develop or commercialize our future products may have a material adverse impact on us. One or more third party patents or patent applications may conflict with patent applications to which we have rights. Any such conflict may substantially reduce the coverage of any rights that may issue from the patent applications to which we have rights. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention.

          Scientific research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications. Patent applications in the United States and elsewhere are published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to CellCept and any future products may have already been filed by others without our knowledge.

          Under our agreement with Roche, we received a non-exclusive license to use the CellCept trademark and all other related trademarks in connection with the promotion and detailing of CellCept for use in autoimmune indications. Roche has retained ownership of the CellCept trademark worldwide.

Employees

          As of December 31, 2004, we had 53 full time employees, 24 of whom were engaged in clinical, regulatory affairs and business development, 14 were engaged in commercial planning, market research and medical education, and 15 of whom were engaged in administration and finance. All of our employees have entered into non-disclosure agreements with us regarding our intellectual property, trade secrets and other confidential information. None of our employees are represented by a labor union or covered by a collective bargaining agreement, nor have we experienced any work stoppages. We believe that we maintain satisfactory relations with our employees. If we receive regulatory approval to market CellCept for any of our target indications, we intend to develop a sales promotion force, which would significantly increase the number of our employees.

Facilities

          Our corporate headquarters are located in Victoria, British Columbia, where we lease approximately 14,800 square feet. This lease expires in May 2011. Our European operations headquarters are located in Bagshot Park, United Kingdom, where we lease approximately 4,000 square feet. This lease expires in July 2009 and may be terminated by us in 2007.

Legal Proceedings

          We are not a party to or engaged in any material legal proceedings.

Company Information

          We were incorporated under the Canada Business Corporations Act on December 20, 2001 and were continued to the British Columbia Business Corporation Act on November 19, 2004. We have two wholly-owned subsidiaries: Aspreva Pharmaceuticals SA and Aspreva Pharmaceuticals, Inc. Aspreva Pharmaceuticals SA was incorporated under the laws of Switzerland on July 16, 2003 and is the corporate entity through which we collaborate with Roche and conduct marketing and service functions in Europe. Aspreva Pharmaceuticals, Inc. was incorporated under the laws of the State of Delaware on September 9, 2004, and is the entity through which we intend to conduct marketing and service functions in the United States.

          Our principal place of business is at 1203 — 4464 Markham Street, Victoria, British Columbia, V8Z 7X8. Our telephone number is (250) 744-2488 and our facsimile number is (250) 744-2498. Our registered office is at c/o Farris, Vaughan, Wills & Murphy, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 The phone number for our registered office is (604) 684-9151, and the facsimile number is (604) 661-9349. Our agent for services in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, (212) 894-8940. We also maintain a website at www.aspreva.com. The information contained in, or that can be assessed through our website, is not a part of this prospectus.

          Our principal legal advisor in Canada is Farris, Vaughan, Wills & Murphy, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3, and our principal legal advisor in the United States is Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306. Since our inception, our auditors have been Ernst & Young LLP, 23rd Floor, 700 West Georgia Street, Vancouver, British Columbia V7Y 1C7.

MANAGEMENT

          The following table sets forth our executive officers, key employees, directors and co-founder, their ages and the positions they hold as of January 20, 2005.

Name	Age	Position

Executive Officers and Key Employees
Richard M. Glickman	46	Chairman and Chief Executive Officer
Noel F. Hall	43	President and Director
Bruce G. Cousins, C.A.	44	Chief Financial Officer
Reinhard W. A. Baildon, M.D., Ph.D.	48	Executive Vice President, Clinical and Regulatory Affairs
Steven D. Piazza	45	Senior Vice President, Global Life Cycle Management
Lawrence D. Mandt	52	Vice President, Regulatory Affairs
Christopher W. Wagner	36	Vice President, Licensing and Partner Management
Judy M. Lim, M.B.B.S.	51	Vice President, International Medical Affairs
Charles F. Goulburn	43	General Manager, United States
Philip A. Russell	47	General Manager, Europe
Erik R. Eglite, J.D., D.P.M.	40	Corporate Compliance Officer

Directors
Kirk K. Calhoun, C.P.A.(1)	60	Director
Ronald M. Hunt(2)	40	Director
Julia G. Levy, Ph.D.(1)	70	Director
R. Hector MacKay-Dunn, Q.C.(3)	54	Director and Corporate Secretary
George M. Milne, Ph.D.(2)(3)	61	Director
Arnold L. Oronsky, Ph.D.(1)(2)	65	Director

Co-Founder
Michael R. Hayden, M.B.Ch.B., Ph.D., F.R.C.P.(C)	53	Chief Medical Advisor

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Executive Officers

          Richard M. Glickman is a co-founder of Aspreva and has been our Chairman of the Board and Chief Executive Officer since January 2002. In 1990, Mr. Glickman co-founded Stressgen Biotechnologies Corporation, a biotechnology company, and served as its Chief Executive Officer until 2000. Since 2000, Mr. Glickman has served as the Chairman of the Board of Vigil Health Solutions Inc., a healthcare services company. Mr. Glickman holds a B.Sc. in Microbiology and Immunology from McGill University. Mr. Glickman resides in Sidney, British Columbia.

          Noel F. Hall is a co-founder of Aspreva and has been our President and a member of our board of directors since January 2002. In 1995, Mr. Hall co-founded the life sciences practice of Hill and Knowlton, a consulting firm, and until 2002 served as head of global strategic planning for the firm’s worldwide pharmaceutical consulting practice. From 1992 to 1995, Mr. Hall was Director of Corporate Affairs for the United Kingdom and Northern Europe for The Wellcome Foundation Ltd., now part of GlaxoSmithKline plc, a pharmaceutical company. From 1985 to 1990, Mr. Hall worked in market development with Abbott Laboratories Ltd., a pharmaceutical company. From 1983 to 1985, Mr. Hall was a regional sales manager with Leo Laboratories Ltd., a pharmaceutical company. Mr. Hall holds an

M.L.S.O. from Paddington Technical College, University of Westminster. Mr. Hall resides in Victoria, British Columbia.

          Bruce G. Cousins, C.A. has been our Chief Financial Officer since December 2004. From March 2004 to December 2004, Mr. Cousins was our Vice President, Finance and Administration. From 1990 to 2004, Mr. Cousins served in various senior finance and operations positions at Johnson & Johnson, a pharmaceutical company, including World Wide Financial Director for Johnson & Johnson Wound Management. From 1987 to 1990, Mr. Cousins was an accountant with Deloitte & Touche LLP. Mr. Cousins is a Chartered Accountant. Mr. Cousins holds a B.Com. from McMaster University. Mr. Cousins resides in Victoria, British Columbia.

          Reinhard W. A. Baildon, M.D., Ph.D. has been our Executive Vice President, Clinical and Regulatory Affairs since December 2003. From 1997 to 2003, Dr. Baildon held various positions within Pfizer Inc., a pharmaceutical company, and most recently served as Vice President and Development Site Head. From 1992 to 1997, Dr. Baildon was the Senior Medical Advisor for BASF Pharma, a pharmaceuticals company and a division of BASF Corporation. From 1987 to 1990, Dr. Baildon practiced internal medicine in Kusel, Germany. Dr. Baildon holds a B.Sc. and an M.Sc. from Simon Fraser University, an M.D. and Ph.D. from Johannes Gutenberg University and an M.B.A. from the Open University. Dr. Baildon resides in Victoria, British Columbia.

          Steven D. Piazza has been our Senior Vice President, Global Life Cycle Management since January 2005. From 1999 to 2004, Mr. Piazza served as Vice President, Sales, Marketing and Business Development at Surveillance Data Inc., a healthcare data and market research company. From 1986 to 1999, Mr. Piazza served in various positions within Roche, and most recently served as Product Manager/ Director, Marketing. Mr. Piazza holds a B.S. from Cedarville University, a B.S. from Baptist Bible College and an M.B.A. from Saint Joseph’s University. Mr. Piazza resides in Westchester, Pennsylvania.

Key Employees

          Lawrence D. Mandt has been our Vice President, Regulatory Affairs since September 2004. From 1999 to 2003, Mr. Mandt served as Senior Vice President for Quality and Regulatory Affairs at QLT Inc., a biopharmaceutical company. From 1991 to 1999, Mr. Mandt served as Director, Regulatory and Medical Affairs with CIBA Vision Ophthalmics, now Novartis Ophthalmics, a medical device company. From 1976 to 1991, Mr. Mandt served in various positions with Bausch & Lomb Inc., a medical device company, including Director of Regulatory Affairs for Bausch & Lomb Pharmaceuticals. Since 2003, Mr. Mandt has been on the faculty of the Management of Technology M.B.A. program at Simon Fraser University. Mr. Mandt holds a B.S. from Minnesota State University, Mankato. Mr. Mandt resides in Victoria, British Columbia.

          Christopher W. Wagner has been our Vice President, Licensing and Partner Management since November 2004. From February 2003 to November 2004, Mr. Wagner was our Vice President, Life Cycle Management. From 1992 to 2003, Mr. Wagner served in various positions, including Director of Global Marketing, with Eli Lilly and Company, a pharmaceutical company. Mr. Wagner holds a B.Sc. from the University of British Columbia. Mr. Wagner resides in Victoria, British Columbia.

          Judy M. Lim, M.B.B.S. has been our Vice President, International Medical Affairs since April 2004. From 2000 to 2003, Dr. Lim was the President and Chief Executive Officer of PeridotHealth Systems, a regional healthcare services provider and a wholly-owned subsidiary of Singapore Computer Systems Limited, an information and communications technology company. From 1998 to 2000, Dr. Lim was the Special Advisor (Life Sciences) to the Chairman of the Economic Development Board of Singapore. From 1997 to 1998, Dr. Lim was the Chief Executive Officer of RSP Holdings Inc., an integrated architecture and engineering company. From 1991 to 1997, Dr. Lim was the Chief Executive Officer of Tan Tock Seng Hospital, the second largest acute care general hospital in Singapore. From 1995 to 1997, Dr. Lim was the Asian representative on the International Clinical Epidemiology Network. Dr. Lim holds an M.P.A. from Harvard University and an M.B.B.S. from National University of Singapore. Dr. Lim resides in Victoria, British Columbia.

          Charles F. Goulburn has been our General Manager, United States since October 2004. From 2000 to 2004, Mr. Goulburn served as Executive Director for the Migraine Franchise (United States) and Leader of the Migraine Worldwide Business Strategy for Merck & Co., a pharmaceutical company. From 1994 to 2000, Mr. Goulburn served in various positions at the Parker Davis Research Division of the former Warner Lambert Company, now part of Pfizer Inc., a pharmaceutical company, including Business Unit Director for the Northern British Isles, General Manager Consumer Products — Nordic Region, Director of Strategic Planning and New Consumer Product Development (Freiburg, Germany) and Leader — United States Cough/ Cold Franchise. Mr. Goulburn holds an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Goulburn resides in Far Hills, New Jersey.

          Philip A. Russell has been our General Manager, Europe since April 2004. From 2001 to 2004, Mr. Russell served as Director of Medical Affairs for the Primary Care portfolio of GlaxoSmithKline. From 1993 to 2001, Mr. Russell served in various positions with GlaxoWellcome UK, a pharmaceutical company, including as head of the Medical Strategy Group for hospital, business development and retail marketing. From 1987 to 1993, Mr. Russell served as Senior Regulatory Pharmacist with the Wellcome Foundation. From 1982 to 1987, Mr. Russell served as Assistant Company Secretary with the Proprietary Association of Great Britain, a trade association representing manufacturers of consumer medicines. Mr. Russell holds a B. Pharm. from Brighton University and an M.B.A. from the Open University. Mr. Russell resides in Surrey, England.

          Erik R. Eglite, J.D., D.P.M. has been our Chief Corporate Compliance Officer since September 2004. From July 2003 to September 2004, Dr. Eglite was an attorney with Querrey & Harrow, a law firm. From 1998 to 2003, Dr. Eglite was the Assistant General Counsel for the Illinois Department of Human Services. Dr. Eglite holds a B.Sc. in Biology, a B.A. in History, a J.D. from Loyola University of Chicago and a D.P.M. from Des Moines University, College of Podiatric Medicine and Surgery. Dr. Eglite resides in Victoria, British Columbia.

Directors

          Kirk K. Calhoun, C.P.A. has been a member of our board of directors since September 2004. Mr. Calhoun joined Ernst & Young LLP, an independent registered public accounting firm, in 1965 and served as a partner of the firm from 1975 until his retirement in 2002. Mr. Calhoun is a Certified Public Accountant. Mr. Calhoun serves on the board of directors of American Pharmaceutical Partners, Inc., a pharmaceutical company and Myogen, Inc., a biopharmaceutical company. Mr. Calhoun holds a B.S. in Accounting from the University of Southern California. Mr. Calhoun resides in Santa Monica, California.

          Ronald M. Hunt has been a member of our board of directors since March 2004. Since 1998, Mr. Hunt has held various positions, including his current position as a partner and a director, with the Sprout Group, a venture capital affiliate of Credit Suisse First Boston. From 1996 to 1998, Mr. Hunt served as a strategy and operations consultant with The Healthcare Group, a consulting firm. From 1994 to 1996, Mr. Hunt served as a strategy and operations consultant with Coopers and Lybrand Consulting, a consulting firm. From 1992 to 1994, Mr. Hunt served in a marketing role with Johnson & Johnson, a pharmaceutical company. From 1986 to 1992, Mr. Hunt served in various marketing, strategic planning and sales positions with SmithKline Beecham, now GlaxoSmithKline plc, a pharmaceutical company. Mr. Hunt is a director of Corixa Corporation, a pharmaceutical company. Mr. Hunt holds a B.S. from Cornell University and an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Hunt resides in Tarrytown, Pennsylvania.

          Julia G. Levy, Ph.D. has been a member of our board of directors since December 2004. In 1981, Dr. Levy co-founded QLT Inc., a biopharmaceutical company, and has been a member of its board of directors since 1983. Since 2002, Dr. Levy has been Executive Chairman of the Scientific Advisory Board of QLT. From 1996 to 2002, Dr. Levy was the President and Chief Executive Officer of QLT. From 1986 to 1996, Dr. Levy held positions with QLT as a Vice President, Senior Vice President and Acting President and Chief Executive Officer. From 1973 to 1999, Dr. Levy was a Professor of Microbiology at the University of British Columbia. Dr. Levy is a Fellow of the Royal Society of Canada. Dr. Levy holds a

B.A. from the University of British Columbia and a Ph.D. in Experimental Pathology from the University of London. Dr. Levy resides in Vancouver, British Columbia.

          R. Hector MacKay-Dunn, Q.C. was a member of our board of directors from June 2003 to September 2004 and then rejoined our board of directors in December 2004. Mr. MacKay-Dunn has been our Corporate Secretary since September 2004. Mr. MacKay-Dunn is a senior partner with Farris, Vaughan, Wills & Murphy, a Vancouver based law firm, and has been with the firm since 1978. Mr. MacKay-Dunn holds a B.A. and an LL.B. from the University of British Columbia and was appointed Queen’s Counsel in 2003. Mr. MacKay-Dunn resides in Vancouver, British Columbia.

          George M. Milne, Ph.D. has been a member of our board of directors since September 2004. Since 2003, Dr. Milne has been a venture partner at Radius Ventures, a venture capital firm focused on the life science industry. From 2000 to 2003, Dr. Milne was Executive Vice President of Global Research and Development at Pfizer, Inc., a pharmaceutical company. While at Pfizer, Dr. Milne also held a number of senior management positions including President of Pfizer’s Central Research with global responsibility for Human and Veterinary Research and Development from 1993 to 2000. Dr. Milne is a member of the board of directors of Charles River Laboratories, Inc., a drug development service company, Mettler Toledo International, Inc., a precision instruments company, and Conor Medsystems, Inc., a medical device company. Dr. Milne holds a B.S. in Chemistry from Yale University and a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology. Dr. Milne resides in Boca Grande, Florida.

          Arnold L. Oronsky, Ph.D. has been a member of our board of directors since March 2004. Dr. Oronsky is a general partner at InterWest Partners, a venture capital firm focusing on investments in medical technology. From 1989 to 1994, Dr. Oronsky was a special limited partner at InterWest. Dr. Oronsky is a senior lecturer in the Department of Medicine at Johns Hopkins Medical School. From 1980 to 1993, Dr. Oronsky was the Vice President for Discovery Research at the Lederle Laboratories division of American Cyanamid Company, a pharmaceutical company. From 1970 to 1972, Dr. Oronsky was assistant professor at Harvard Medical School, where he also served as a research fellow from 1968 to 1970. From 1973 to 1976, Dr. Oronsky was the head of the Inflammation, Allergy, and Immunology Research program for Ciba-Geigy Pharmaceutical Company. Dr. Oronsky was a director of BioTransplant Incorporated, a biopharmaceutical company, which filed for bankruptcy in February 2003 and was ordered into bankruptcy in April 2004. Dr. Oronsky is a director of Corixa Corporation, a pharmaceutical company, Dynavax Technologies Corporation, a biopharmaceutical company, Metabasis Therapeutics, Inc., a biopharmaceutical company, and Myogen, Inc., a biopharmaceutical company. Dr. Oronsky holds a Ph.D. in Immunology from Columbia University and a Ph.D. from Columbia University’s College of Physicians & Surgeons. Dr. Oronsky resides in Los Altos Hills, California.

          There are no family relationships between any of our executive officers, key employees or directors.

Co-Founder

          Michael R. Hayden, M.B.Ch.B., Ph.D., F.R.C.P.(C) is a co-founder of Aspreva and was a member of our board of directors from January 2002 to December 2004. Since January 2002, Dr. Hayden has acted as our Chief Medical Advisor and is not an employee of Aspreva. Since 1983, Dr. Hayden has been a Professor of Medical Genetics at the University of British Columbia. In 1990, Dr. Hayden founded the Canadian Genetic Diseases Network and serves as its Scientific Director. In 1992, Dr. Hayden founded the Centre for Molecular Medicine and Therapeutics, a gene research centre associated with the University of British Columbia’s Faculty of Medicine, and serves as it’s director. In 1997, Dr. Hayden co-founded Xenon Genetics Inc., a biotechnology company, and continues to serve on its board of directors. In 1994, Dr. Hayden co-founded Neurovir Inc., a biotechnology company, and served as a board member until 2000. Dr. Hayden serves on the board of directors of Chromos Molecular Systems Inc., a biopharmaceutical company. Dr. Hayden holds an M.B.Ch.B. and Ph.D. from the University of

Cape Town. Dr. Hayden is also a Fellow of the Royal College of Physicians and Surgeons of Canada, (F.R.C.P.(C)). Dr. Hayden resides in Vancouver, British Columbia.

Composition of our Board of Directors

          Our directors are elected at each annual general meeting of our stockholders and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles currently provide that the number of directors is set at eight; provided that, between annual general meetings of our stockholders the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of the current directors who are then elected or appointed as directors.

          The election of our directors is governed by a shareholders’ agreement, as amended, that we entered into with the holders of our common and Series A preferred shares. Our founders have designated Messrs. Glickman, Hall and MacKay-Dunn for election to our board of directors. The holders of our Series A preferred shares have designated Mr. Hunt, Dr. Oronsky and Dr. Milne for election to our board of directors. The founders’ nominees and the Series A investors’ nominees, together, have designated Dr. Levy and Mr. Calhoun for election to our board of directors. Upon the closing of this offering, the provision regarding the election of our directors in the shareholders’ agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of board members.

Director Compensation

          From January 1, 2003 to September 28, 2004, we did not pay any of our directors cash compensation for serving as a director and we did not grant to any of our directors stock options to purchase our common shares.

          Effective September 29, 2004, our board of directors approved a policy regarding compensation for our non-employee directors. The policy provides that:

•	each non-employee director will receive an annual retainer of $10,000 and $1,000 for each board meeting attended in person ($500 for meetings attended by video or telephone conference);

•	each non-employee director will, upon their election to our board, receive an initial stock option grant to purchase 38,520 of our common shares, as well as annual stock option grants to purchase 12,840 common shares. These stock options will vest in equal monthly amounts for 24 months from the date of grant; and

•	the chairmen of our audit committee, compensation committee and nominating and corporate governance committee will each receive additional annual retainers of $2,000 and each member of such committees will receive $750 per committee meeting attended in person ($375 for meetings attended by video or telephone conference).

          All of our directors are reimbursed for out-of-pocket expenses incurred in attending board and committee meetings.

          In February 2003, we entered into an agreement with Dr. Erich Mohr, under which Dr. Mohr agreed to serve as a member of our board of directors, and to serve as chairman of our Clinical Development Committee. Dr. Mohr resigned as a director in March 2004. The agreement terminates on the date Dr. Mohr ceases to be the chairman of the Clinical Development Committee. We paid Dr. Mohr $18,000 and $8,000 during 2003 and the first nine months of 2004, respectively. Under the agreement, Dr. Mohr received 642,000 of our common shares pursuant to the 2002 Aspreva Incentive Stock Purchase Plan Trust. If, prior to February 15, 2006, the agreement is terminated in accordance with its terms, Dr. Mohr must transfer back to the trustee under the 2002 Aspreva Incentive Stock Purchase Plan Trust, depending on the date of his termination, a portion of the 642,000 common shares transferred to him under the trust. Dr. Mohr’s obligation to transfer the shares lapses as to 17,833 shares per month commencing March 15, 2003.

          In April 2003, Tazdin Esmail was granted a stock option to purchase 19,260 of our common shares at an exercise price of $0.63. The common shares subject to this stock option have vested. Mr. Esmail resigned as a director in March 2004.

          In April 2003, R. Hector MacKay-Dunn, Q.C. was granted a stock option to purchase 32,100 of our common shares at an exercise price of $0.63. The common shares subject to this stock option vest in 24 equal monthly installments.

          In September 2004, each of Mr. Calhoun and Dr. Milne, and in December 2004, Dr. Levy, was granted a stock option to purchase 38,520 of our common shares at an exercise price of $4.56. The common shares subject to these stock options vest in 24 equal monthly installments beginning one year from the date of grant.

Committees of the Board of Directors

          Our board of directors currently has three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. The information set forth below assumes the completion of this offering.

Audit Committee

          The members of our audit committee are Mr. Calhoun, Dr. Levy and Dr. Oronsky, each of whom is a non-employee member of our board of directors. Mr. Calhoun chairs the committee and is our audit committee financial expert (as is currently defined under the United States Securities and Exchange Commission, or SEC, rules implementing Section 407 of the Sarbanes Oxley Act of 2002). Our board of directors has determined that each member of our audit committee is an independent member of our board of directors under the current requirements of the Nasdaq National Market and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities.

          Our audit committee is responsible for overseeing our financial reporting processes on behalf of our board of directors. Our independent auditors report directly to our audit committee. Specific responsibilities of our audit committee include:

•	evaluating the performance, and assessing the qualifications, of our independent auditors and recommending to our board of directors the appointment of, and compensation for, our independent auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services;

•	subject to the appointment of our independent auditors by our stockholders, determining and approving the engagement of, and compensation to be paid to, our independent auditors;

•	determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our independent auditors to perform any proposed permissible non-audit services;

•	reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our board of directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our board of directors;

•	conferring with our independent auditors and with our management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing and discussing with our management and independent auditors, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures.

Compensation Committee

          The members of our compensation committee are Mr. Hunt, Dr. Oronsky and Dr. Milne. Mr. Hunt chairs the committee. Our board of directors has determined that each member of our compensation committee is an independent member of our board of directors under the current requirements of the Nasdaq National Market and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

          Specific responsibilities of our compensation committee include:

•	reviewing and making recommendations to our board of directors for our chief executive officer and other executive officers:

•	the annual base salary;

•	the annual incentive bonus, including the specific goals and amount;

•	equity compensation;

•	employment agreements, severance arrangements and change in control agreements/provisions; and

•	any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

•	preparing any report to be included in our periodic filings or proxy statement; and

•	acting as administrator of our Aspreva 2002 Incentive Stock Option Plan (and other equity based plans established from time to time) and determining its use, from time to time, as a form of incentive compensation for service providers.

Nominating and Corporate Governance Committee

          The members of our nominating and corporate governance committee are Mr. MacKay-Dunn and Dr. Milne. Mr. MacKay-Dunn chairs the committee. Our board of directors has determined that each member of our nominating and corporate governance committee is an independent member of our board of directors under the current requirements of the Nasdaq National Market and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

          Specific responsibilities of our nominating and corporate governance committee include:

•	reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors;

•	reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to the board; and

•	developing and reviewing a set of corporate governance principles for our company.

Compensation Committee Interlocks and Insider Participation

          From January 1, 2003 to April 4, 2003, decisions regarding executive compensation were made by our board of directors and Mr. Glickman, our Chairman and Chief Executive Officer, and Mr. Hall, our President, participated in such decisions.

          On April 4, 2003, our board of directors constituted our compensation committee and appointed Dr. Hayden, Tazdin Esmail and Dr. Mohr as members. The members of our compensation committee are currently Mr. Hunt, Dr. Oronsky and Dr. Milne. Except for the participation of Messrs. Glickman and Hall, described above, no member of our compensation committee has ever been an officer or employee of Aspreva. None of our executive officers currently serve or has served during 2004 on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

          The following table sets forth all compensation awarded to, or earned by our chief executive officer and each of our other executive officers whose salary and bonus exceeded $100,000 for services rendered to us during 2004. We refer to these individuals elsewhere in this prospectus as our “named executive officers”.

Summary Compensation Table

					Long Term
					Compensation Awards

						Shares
		Annual Compensation				Underlying
					Restricted	Number of
				Other Annual	Share	Options
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)(1)	Awards ($)	Granted(#)

Richard M. Glickman	2004	$297,000	$122,000	$7,000	—	—
Chairman and Chief	2003	152,000	—	6,000	—	—
Executive Officer
Noel F. Hall	2004	286,000	122,000	3,000	—	—
President	2003	152,000	—	2,000	—	—
Bruce G. Cousins, C.A.	2004	129,000	—	3,000	$340,000 (2)	128,400
Chief Financial Officer	2003	—	—	—	—	—
Reinhard W. A. Baildon, M.D., Ph.D.	2004	285,000	—	2,000	—	—
Executive Vice President, Clinical and	2003	21,000	93,000	5,000	204,000 (3)	256,800
Regulatory Affairs

(1)	Represents medical and disability insurance premiums and reimbursement of professional fees.

(2)	On December 8, 2004, Mr. Cousins received 25,680 common shares from the 2002 Aspreva Incentive Stock Purchase Plan Trust. For financial reporting purposes, the fair value of the common shares was determined by Aspreva based upon the fair value of stock options granted by our board of directors during the timeframe of the issuance of the common shares. See “Management — Employment Agreements”.

(3)	Pursuant to Dr. Baildon’s employment agreement dated August 25, 2003, Dr. Baildon received 385,200 common shares from the 2002 Aspreva Incentive Stock Purchase Plan Trust. For financial reporting purposes, the fair market value of the common shares was determined by Aspreva based upon the exercise price of stock options granted by our board of directors during the timeframe of the issuance of the common shares. See “Management — Employment Agreements”.

Option Grants in 2004

          The following table sets forth each stock option granted during 2004 to our named executive officers.

Potential Realizable
Value at Assumed
Annual Rates of
Share Price
Appreciation for
	Individual Grants				Option Term(3)

Percent of
	Number of	Total
	Securities	Options
	Underlying	Granted to
	Options	Employees in	Exercise Price	Expiration
Name	Granted	2004(1)	Per Share(2)	Date	5%	10%

Richard M. Glickman	—	—	—	—	—	—
Noel F. Hall	—	—	—	—	—	—
Bruce G. Cousins, C.A.	128,400 (4)	8.56%	$4.56	01/24/2014
Reinhard W. A. Baildon, M.D., Ph.D.	—	—	—	—	—	—

(1)	The figures representing percentages of total options granted to employees in 2004 are based on a total of 1,499,712 common shares underlying stock options granted to our employees during 2004.

(2)	The exercise price of each stock option granted was equal to the fair market value of our common shares as determined by our board of directors on the date of grant. The exercise price must be paid in cash or by bank draft or certified cheque, or by using such consideration as our compensation committee may permit.

(3)	The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective stock options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common shares from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•	multiplying the number of common shares subject to the stock option by the assumed initial public offering price of $ per share;

•	assuming that the aggregate share value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the balance of the term of the option; and

•	subtracting from that result the total option exercise price. The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common share price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common shares.

(4)	The stock options vest in equal monthly amounts for 36 months from the date of grant.

Aggregated Option Exercises in 2004 and December 31, 2004 Option Values

          The following table sets forth the number of common shares covered by stock options outstanding as of December 31, 2004 and the value of stock options as of December 31, 2004 for the named executive officers. No stock options were exercised by our named executive officers during 2004.

Number of Common Shares
	Underlying Unexercised		Value of Unexercised
	Options at		in-the-Money Options at
	December 31, 2004		December 31, 2004(1)

Name	Exercisable	Unexercisable	Exercisable		Unexercisable

Richard M. Glickman	—	—		—		—
Noel F. Hall	—	—		—		—
Bruce G. Cousins, C.A.	39,233	89,167	$		$
Reinhard W. A. Baildon, M.D., Ph.D.	114,133	142,667

(1)	Amounts presented under the caption “Value of Unexercised in-the-Money Options at December 31, 2004” are based on the assumed initial public offering price of $ per share minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

Employment Agreements

Richard M. Glickman

          In January 2002, we entered into an employment agreement with Mr. Glickman, our Chairman and Chief Executive Officer. Mr. Glickman currently receives an annual base salary of $302,000, subject to increases at the discretion of our board of directors. Mr. Glickman is also eligible for a discretionary performance bonus of up to 35% of his annual base salary as determined by our board of directors. Under the agreement, either we or Mr. Glickman may terminate his employment at any time. If we terminate Mr. Glickman’s employment without cause, we are obligated to pay to him, depending upon the year of employment in which he is terminated, a lump sum of up to 18 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus. We are also obligated to maintain Mr. Glickman’s benefits during the notice period. If Mr. Glickman obtains a new source of remuneration for personal services, the payment of benefits will cease six months from the date of termination of his employment, excluding the notice period.

          In January 2002, we entered into a change of control agreement with Mr. Glickman. If within 12 months following a change of control of Aspreva, Mr. Glickman terminates his employment for good reason, or we terminate his employment other than for cause, we are obligated to pay to Mr. Glickman a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus. In such case, we are also obligated to maintain Mr. Glickman’s benefits for the 12 month period and his unvested stock options will immediately vest.

Noel F. Hall

          In January 2002, we entered into an employment agreement with Mr. Hall, our President. Mr. Hall currently receives an annual base salary of $289,000, subject to increases at the discretion of our board of directors. Mr. Hall is also eligible for a discretionary performance bonus of up to 35% of his annual base salary as determined by our board of directors. Under the agreement, either we or Mr. Hall may terminate his employment at any time. If we terminate Mr. Hall’s employment without cause, we are obligated to pay to him, depending upon the year of employment in which he is terminated, a lump sum of up to 18 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus. We are also obligated to maintain Mr. Hall’s benefits during the notice period. If Mr. Hall obtains a new source of remuneration for personal services, the payment of benefits will cease six months from the date of termination of his employment, excluding the notice period.

          In January 2002, we entered into a change of control agreement with Mr. Hall. If within 12 months following a change of control of Aspreva, Mr. Hall terminates his employment for good reason, or we terminate his employment other than for cause, we are obligated to pay to Mr. Hall a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus. In such case, we are also obligated to maintain Mr. Hall’s benefits for the 12 month period and his unvested stock options will immediately vest.

Bruce G. Cousins, C.A.

          In January 2004, we entered into an employment agreement with Mr. Cousins, our Chief Financial Officer. The agreement is effective as of March 2004, continues for three years, and is renewable thereafter by mutual written agreement by the parties for successive one year terms. Mr. Cousins was also reimbursed for relocation expenses of $40,000. Mr. Cousins currently receives an annual base salary of $204,000, subject to increases at the discretion of our board of directors. Mr. Cousins is also eligible for a discretionary performance bonus of up to 30% of his annual base salary as determined by our board of directors. Under the agreement, Mr. Cousins was granted a stock option to purchase 128,400 common shares at an exercise price of $4.56 per share.

          Under the agreement, either we or Mr. Cousins may terminate his employment at any time. If we terminate Mr. Cousins’ employment without cause, we are obligated to pay to Mr. Cousins, depending upon the year of employment in which he is terminated, a lump sum of up to 18 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus. We are also obligated to maintain Mr. Cousins’ benefits for a period of six months following termination.

          In January 2004, we entered into a change of control agreement with Mr. Cousins. If within 12 months following a change of control of Aspreva, Mr. Cousins terminates his employment for good reason, or we terminate his employment other than for cause, we are obligated to pay to Mr. Cousins a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus. In such case, we are also obligated to maintain Mr. Cousins’ benefits for the 12 month period and his unvested stock options will immediately vest.

          On December 8, 2004, Mr. Cousins received 25,680 common shares from the 2002 Aspreva Incentive Stock Purchase Plan Trust. If prior to March 2007, Mr. Cousins’ employment agreement is terminated in accordance with its terms and there has been no change of control of Aspreva, Mr. Cousins must transfer back to the trustee under the 2002 Aspreva Incentive Stock Purchase Plan Trust, depending on the date of his termination, a portion of the 25,680 common shares transferred to him under such trust. Mr. Cousins’ obligation to transfer the shares lapses as to approximately 713 shares per month commencing March 2004.

Reinhard W. A. Baildon, M.D., Ph.D.

          In August 2003, we entered into an employment agreement with Dr. Baildon, our Executive Vice President, Clinical and Regulatory Affairs. The agreement is effective as of December 2003, continues for four years, and is renewable thereafter by mutual written agreement by the parties for successive one year terms. Pursuant to the agreement, Dr. Baildon received a signing bonus of $93,000 and was reimbursed $47,000 for relocation expenses. Dr. Baildon currently receives an annual base salary of $285,000, subject to increases at the discretion of our board of directors. Dr. Baildon is also eligible for a discretionary performance bonus of up to 30% of his annual base salary as determined by our board of directors. Under the agreement, Dr. Baildon received 385,200 common shares from the 2002 Aspreva Incentive Stock Purchase Plan Trust and was granted a stock option to purchase 256,800 common shares at an exercise price of $0.63 per share.

          Under the agreement, either we or Dr. Baildon may terminate his employment at any time. If we terminate Dr. Baildon’s employment without cause, we are obligated to pay to Dr. Baildon, depending upon the year of employment in which he is terminated, a lump sum of up to 12 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus. We are also obligated to maintain Dr. Baildon’s benefits for a period of six months following termination. If Dr. Baildon terminates his employment on or before December 1, 2005, he will be required to repay the signing bonus of $93,000. If, prior to July 15, 2006, the agreement is terminated in accordance with its terms and there has been no change of control of Aspreva, Dr. Baildon must transfer back to the trustee under the 2002 Aspreva Incentive Stock Purchase Plan Trust, depending on the date of his termination, a portion of the 385,200 common shares transferred to him under such trust. Dr. Baildon’s obligation to transfer the shares lapses as to approximately 10,700 shares per month commencing August 2003.

          In August 2003, we entered into a change of control agreement with Dr. Baildon. If within 12 months following a change of control of Aspreva, Dr. Baildon terminates his employment for good reason, or we terminate his employment other than for cause, we are obligated to pay to Dr. Baildon a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus. In such case, we are also obligated to maintain Dr. Baildon’s benefits for the 12 month period and his unvested stock options will immediately vest.

     Steven D. Piazza

          In December, 2004, we entered into an employment agreement with Mr. Piazza, our Senior Vice President, Global Life Cycle Management. The agreement is effective as of January 20, 2004, continues for four years, and is renewable thereafter by mutual written agreement by the parties for successive one year terms. Pursuant to the agreement, Mr. Piazza received a signing bonus of $12,000 and will be reimbursed for up to $94,000 for relocation expenses. Mr. Piazza currently receives an annual base salary of $269,000, subject to increases at the discretion of our board of directors. Mr. Piazza is also eligible for a discretionary performance bonus of up to 30% of his annual base salary as determined by our board of directors. Under the agreement, Mr. Piazza was granted a stock option to purchase 256,800 common shares at an exercise price of $4.56 per share.

          Under the agreement, either we or Mr. Piazza may terminate his employment at any time. If we terminate Mr. Piazza’s employment without cause, we are obligated to pay to Mr. Piazza a lump sum of up to 12 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus. We are also obligated to maintain Mr. Piazza’s benefits for a period of six months following termination.

          In December, 2004, we entered into a change of control agreement with Mr. Piazza. If within 12 months following a change of control of Aspreva, Mr. Piazza terminates his employment for good reason, or we terminate his employment other than for cause, we are obligated to pay to Mr. Piazza a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus. In such case, we are also obligated to maintain Mr. Piazza’s benefits for the 12 month period and his unvested stock options will immediately vest.

Equity Benefit Plans

Aspreva 2002 Incentive Stock Option Plan

          Our Aspreva 2002 Incentive Stock Option Plan was adopted by our board of directors in January 2002. The Aspreva 2002 Incentive Stock Option Plan provides for the grant of stock options to purchase our common shares.

          Share Reserve. Pursuant to an amendment dated December 8, 2004, we have reserved an aggregate of 3,531,000 common shares for issuance under the Aspreva 2002 Incentive Stock Option Plan. The number of common shares in respect of which options may be granted under the Aspreva 2002 Incentive Stock Option Plan may be increased, decreased or fixed by our board of directors, as permitted under the applicable rules and regulations of our regulatory authorities to which we are subject. Upon the expiration, termination or surrender of an option which has not been exercised in full, the number of common shares reserved for issuance under that option which have not been issued will become available for issue for the purpose of additional options which may be granted under the Aspreva 2002 Incentive Stock Option Plan. In addition, the number of common shares reserved for issuance to any one person shall not, in the aggregate, exceed five percent of the total number of our outstanding common shares.

          Administration. The compensation committee of our board of directors administers the Aspreva 2002 Incentive Stock Option Plan. The compensation committee has the complete discretion to make all decisions relating to the Aspreva 2002 Incentive Stock Option Plan.

          Eligibility. The directors, officers, employees and consultants of Aspreva or our affiliated companies, or other persons as the compensation committee may approve, are eligible to participate in the Aspreva 2002 Incentive Stock Option Plan.

          Grant and Exercise of Options. Subject to the terms of the Aspreva 2002 Incentive Stock Option Plan, the compensation committee may grant to any eligible person one or more options as it deems appropriate. The compensation committee may also impose such limitations or conditions on the exercise or vesting of any option as it deems appropriate.

          The exercise price for options granted under the Aspreva 2002 Incentive Stock Option Plan is the fair market value of such shares at the time of grant as determined by the compensation committee, provided that such price may not be less than the lowest price permitted under the applicable rules and regulations of all regulatory authorities to which we are subject, including stock exchanges. Participants in the Aspreva 2002 Incentive Stock Option Plan may pay the exercise price by cash, bank draft or certified cheque, or by such other consideration as the compensation committee may permit.

          An option will expire on the date determined by the compensation committee and specified in the option agreement pursuant to which such option is granted, which date shall not be later than the tenth anniversary of the date of grant, or such earlier date as may be required by applicable, law, rules or regulations, including those of any exchange or market on which the common shares are listed or traded. If an optionee’s status as a director, officer, employee or consultant terminates for any reason other than death or termination for cause, the option will expire on the date determined by the compensation committee and specified in the option agreement, which date will not be later than three months after the termination of such status. If the optionee’s status as a director, officer, employee or consultant is terminated for cause, the option shall terminate immediately. In the event that the optionee dies before otherwise ceasing to be a director, officer, employee or consultant, or before the expiration of the option following such a termination, the option will expire one year after the date of death, or on such other date determined by the compensation committee and specified in the option agreement. Notwithstanding the foregoing, except as expressly permitted by our compensation committee, all stock options will cease to vest as at the date upon which the optionee ceases to be eligible to participate in the Aspreva 2002 Incentive Stock Option Plan.

          Options intended to qualify as an “incentive stock option”, as that term is defined in Section 422 of the Internal Revenue Code, may be granted under the Aspreva 2002 Incentive Stock Option Plan. To the extent required by the Internal Revenue Code, these options are subject to additional terms and conditions as set out in the Aspreva 2002 Incentive Stock Option Plan.

          Change in Control. In the event of a merger or acquisition transaction that results in a change of control of Aspreva, the compensation committee may, at its option, take any of the following actions: (a) determine the manner in which all unexercised option rights granted under the Aspreva 2002 Incentive Stock Option Plan will be treated, including the acceleration of such stock options; (b) offer any participant under the Aspreva 2002 Incentive Stock Option Plan the opportunity to obtain a new or replacement option, if applicable; or (c) commute for or into any other security or any other property or cash, any option that is still capable of being exercised.

          Transferability. Options granted under the Aspreva 2002 Incentive Stock Option Plan are not transferable or assignable and may be exercised only by the optionee, subject to exceptions in the event of the death or disability of the optionee.

          Amendments or Termination. The Aspreva 2002 Incentive Stock Option Plan will terminate on January 22, 2012. Our compensation committee has the right at any time to suspend, amend or terminate the Aspreva 2002 Incentive Stock Option Plan subject to certain exceptions.

2002 Aspreva Incentive Stock Purchase Plan Trust

          Our 2002 Aspreva Incentive Stock Purchase Plan Trust, or the Trust, was created pursuant to an agreement, as amended and restated as of January 28, 2002, between us and Richard M. Glickman, our Chairman and Chief Executive Officer. The Trust was established for the benefit of our directors, officers, employees and consultants and those of our affiliated corporations for the purpose of distributing common shares held by the Trust to such persons. Mr. Glickman has been appointed trustee of the Trust. The agreement sets forth the terms and conditions under which the trustee will hold, manage, invest, reinvest, administer and distribute the assets of the Trust. In 2002, the Trust subscribed for 1,284,000 of our common shares, for total proceeds of $62.00. The trustee may, at any time and from time to time pay, transfer or distribute any capital or income of the Trust to or for the benefit of any one or more of the participants in such proportions and manner and as the trustee in his sole and unfettered discretion may determine, including without limitation in accordance with a request or direction delivered to the trustee from Aspreva from time to time. As of December 31, 2004, the trustee has distributed all 1,284,000 common shares to various participants.

          In the event that the trustee resigns or is removed or a vacancy in the trusteeship arises for any reason, the trustee shall assign all assets of the Trust to its successor who shall be appointed by Aspreva. The trustee may elect to wind-up the Trust at any time, provided that the trustee shall wind-up the Trust no later than January 2082. The agreement may be amended or terminated at any time by an instrument in writing executed by us and the trustee, provided that no amendments shall authorize or permit any part of the Trust to be used for or diverted to purposes other than those provided for under the terms of the agreement. Upon such termination, the trustee will wind-up the Trust.

Limitation of Liability and Indemnification of Directors and Officers

          Under the British Columbia Business Corporations Act, or BCBCA, we may indemnify an individual who:

•	is or was our director or officer;

•	is or was a director or officer of another corporation: (a) at the time when such corporation is or was an affiliate of ours; or, (b) at our request; or

•	at our request, is or was, acting in a similar capacity of another entity,

against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of any legal proceeding or investigative action, whether current, threatened, pending or completed, in which such eligible party is involved because of that association with us or other entity.

          However, indemnification is prohibited under the BCBCA if:

•	such eligible party did not act honestly and in good faith with a view to our best interests (or the other entity, as the case may be); and

•	in the case of a proceeding other than a civil proceeding, such eligible party did not have reasonable grounds for believing that such person’s conduct was lawful.

          We may not indemnify or pay the expenses of an eligible party in respect of an action brought against an eligible party by or on behalf of us.

          The BCBCA allows us to pay, as they are incurred in advance of a final disposition of a proceeding, the expenses actually and reasonably incurred by the eligible party, provided that, we receive from such eligible party an undertaking to repay the amounts advanced if it is ultimately determined that such payment is prohibited.

          Despite the foregoing, on application by us or an eligible party, a court may:

•	order us to indemnify an eligible party in respect of an eligible proceeding;

•	order us to pay some or all of the expenses incurred by an eligible party in an eligible proceeding;

•	order enforcement of or any payment under an indemnification agreement;

•	order us to pay some or all of the expenses actually and reasonably incurred by a person in obtaining the order of the court; and

•	make any other order the court considers appropriate.

          The BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party (or their heirs and personal or other legal representatives of the eligible party) against any liability that may be incurred by reason of the eligible party being or having been a director or officer, or in an equivalent position of ours or that of an associated corporation.

          Our articles provide that, subject to the BCBCA, we must indemnify our directors, former directors or alternate directors and his or her heirs and legal personal representatives against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, all legal proceedings, investigative actions or other eligible proceedings (whether current, threatened, pending or completed) to which such person is or may be liable, and we must, after the final disposition of a legal proceeding, investigative action or other eligible proceeding, pay the expenses (which includes costs, charges and expenses, including legal and other fees but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by such person in respect of that proceeding.

          We maintain liability insurance which ensures our directors and officers against certain losses and which ensures us against our obligations to indemnify our directors and officers.

          We have entered into an indemnity agreement with certain of our directors and officers which provides, among other things, that we will indemnify him or her for expenses actually and reasonably incurred by such person because of any claim made against him or her in a proceeding by reason of the fact that he or she was a director and/or officer; provided that, we are only obligated to indemnify such person if, among other things, he or she acted honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that his or her conduct was lawful. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information regarding beneficial ownership of our common shares as of December 31, 2004 by:

•	each person known by us to be the beneficial owner of more than 5% of our common shares;

•	our executive officers;

•	our directors; and

•	all executive officers and directors as a group.

          Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person’s spouse.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

          The table below lists the applicable percentage ownership based on 25,748,378 shares outstanding as of December 31, 2004, including 12,677,192 Series A preferred shares, which will automatically convert into the same number of common shares upon the closing of this offering, and also lists applicable percentage ownership based on                common shares outstanding after the closing of this offering. The number of common shares to be outstanding after the closing of this offering is based on common shares outstanding as of December 31, 2004, including Series A preferred shares, on an as converted basis, plus                common shares sold in this offering. Options to purchase our common shares that are exercisable within 60 days of December 31, 2004, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Unless otherwise indicated, the address for each beneficial owner is c/o Aspreva Pharmaceuticals Corporation, 1203 – 4464 Markham Street, Victoria, British Columbia, Canada V8Z 7X8.

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders
Aspreva Investors Funding SRL(1)	11,242,038	43.7%	%
Worthing Corporate Centre
Worthing Main Road
Barbados
Entities and persons affiliated with the Sprout Group(2)	5,569,195	21.6
11 Madison, Ave., 26th Floor
New York, New York 10010
Entities affiliated with InterWest Partners(3)	3,348,692	13.0
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Michael R. Hayden, M.B.Ch.B., Ph.D., F.R.C.P.(C)(4)	2,370,978	9.2
HBM BioVentures (Barbados) Ltd.	1,435,154	5.6
c/o HBM Bioventures Ltd.
Grabenstrasse 25
CH-6340 Baar, Switzerland

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

Executive Officers and Directors
Richard M. Glickman(5)	2,558,911	9.9
Noel F. Hall(6)	2,520,577	9.8
Bruce G. Cousins, C.A.(7)	72,047	*
Reinhard W. A. Baildon, M.D., Ph.D.(8)	513,600	2.0
Steven D. Piazza	—	—
Kirk K. Calhoun, C.P.A.(9)	8,025	*
Ronald M. Hunt(2)	5,569,195	21.6
Julia G. Levy, Ph.D.(10)	51,121	*
R. Hector MacKay-Dunn, Q.C.(9)	29,425	*
George M. Milne, Ph.D.(9)	8,025	*
Arnold L. Oronsky, Ph.D.(3)	3,348,692	13.0
All executive officers and directors as a group (11 persons)	14,679,818	57.0

*	Represents beneficial ownership of less than one percent of our outstanding common shares.

(1)	Aspreva Investors Funding SRL, a Barbados company, has granted persons and entities affiliated with (a) Sprout Group; (b) InterWest Partners; and (c) certain other stockholders proxies with respect to the voting of such shares. Please see footnotes 2 and 3. The managers of Aspreva Investors Funding SRL are Ronald M. Hunt, Dr. Arnold L. Oronsky, Michael J. Weetch, Bruce A. Thomas and Christopher H. Skinner. Mr. Hunt and Dr. Oronsky are members of our board of directors. The managers share voting and investment power over the shares held by Aspreva Investors Funding SRL and exercise the powers by action of a majority of the managers.

(2)	All the shares are held by Aspreva Investors Funding SRL. Please see footnote 1. Aspreva Investors Funding SRL has granted each of: (a) Sprout Capital IX, L.P. a proxy to vote 5,476,455 of the shares; (b) Sprout Entrepreneurs Funds, L.P. a proxy to vote 22,976 of the shares; (c) James Neidel, a venture partner of the Sprout Group, a venture capital affiliate of Credit Suisse First Boston, a proxy to vote 41,858 of the shares; and (d) Andrew Firlik, a venture partner of the Sprout Group, a proxy to vote 27,906 of the shares. Mr. Hunt is a partner and director of the Sprout Group, the general partner of Sprout Capital IX, L.P. and Sprout Entrepreneurs Funds, L.P., collectively, the Sprout Funds. Mr. Hunt has shared voting and investment powers over the shares beneficially owned by the Sprout Funds. Mr. Hunt disclaims beneficial ownership of the shares beneficially owned by the Sprout Funds, except to the extent of his pecuniary interest therein. The Sprout Funds disclaim beneficial ownership of the shares beneficially owned by Messrs. Neidel and Firlik.

(3)	All the shares are held by Aspreva Investors Funding SRL. Please see footnote 1. Aspreva Investors Funding SRL has granted each of: (a) InterWest Partners VII, L.P. a proxy to vote 2,236,960 of the shares; (b) InterWest Investors VIII, L.P. a proxy to vote 969,145 of the shares; (c) InterWest Investors VII, L.P. a proxy to vote 107,124 of the shares; (d) InterWest Investors Q VIII, L.P. a proxy to vote 27,727 of the shares; and (e) InterWest Partners VIII, L.P. a proxy to vote 7,736 of the shares, collectively, the InterWest Funds. Dr. Oronsky, a member of our board of directors, is a Managing Director of InterWest Management Partners VII, L.L.C., the general partner of InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Dr. Oronsky is also a Managing Director of InterWest Management Partners VIII, L.L.C., the general partner of InterWest Investors VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Partners VIII, L.P. Dr. Oronsky has shared voting and investment powers over the shares beneficially owned by the InterWest Funds. Dr. Oronsky disclaims beneficial ownership of the shares beneficially owned by the InterWest Funds, except to the extent of his pecuniary interest therein.

(4)	Includes 584,969 shares held by the Hayden Family Trust, of which Dr. Hayden and his spouse, Sandra Hayden, are trustees, 584,969 shares held by Sandra Hayden and 584,969 shares held by Genworks Inc., a Nova Scotian company. Dr. Hayden is the sole stockholder of Genworks Inc.

(5)	Includes 1,959,661 shares held by Richard M. Glickman and Michelle L. Glickman as joint holders, 385,200 shares held by the Glickman Family Trust, of which Tobias Glickman, the brother of Mr. Glickman, is the trustee.

(6)	Includes 2,339,876 shares held by Noel F. Hall and Sandra MacPherson as joint holders, and 128,400 shares held of record by the Hall MacPherson Family Trust, of which Mr. Hall and his spouse, Sandra MacPherson, are the trustees.

(7)	Includes 46,367 shares issuable upon exercise of stock options within 60 days of December 31, 2004. Also includes 17,833 shares no longer subject to our right of repurchase within 60 days of December 31, 2004.

(8)	Includes 128,400 shares issuable upon exercise of stock options within 60 days of December 31, 2004. Also includes 181,900 shares no longer subject to our right of repurchase within 60 days of December 31, 2004.

(9)	Represents shares issuable upon exercise of stock options within 60 days of December 31, 2004.

(10)	Represents 47,911 shares held by Dr. Levy’s spouse, Edwin Levy, and 3,210 shares issuable upon exercise of stock options within 60 days of December 31, 2004.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Share Sales

          The following holders of more than five percent of our securities purchased shares of our Series A preferred shares in the amounts shown below on March 5, 2004:

	Series A Preferred Shares

		Aggregate
	Number of	Purchase
5% Stockholder	Shares	Price ($)

Entities and persons affiliated with Sprout Group(1)	5,569,195	$23,283,335
Entities affiliated with InterWest Partners(2)	3,348,692	13,999,998
HBM BioVentures (Barbados) Ltd.	1,435,154	5,999,998

(1)	Represents shares purchased by Aspreva Investors Funding SRL, a Barbados company, which we refer to as Funding SRL. All of the Class A Redeemable Quotas, Class B Redeemable Quotas, Class C Redeemable Quotas, Class D Redeemable Quotas and Class E Redeemable Quotas of Funding SRL are held of record by Aspreva Investors Holdings SRL, a Barbados company, which we refer to as Holdings SRL. All of the Class A Redeemable Quotas of Holdings SRL are held of record by (a) Sprout Capital IX, L.P., (b) Sprout Entrepreneurs Fund, L.P., (c) James Neidel, a venture partner of the Sprout Group, and (d) Andrew Firlik, a venture partner of the Sprout Group. Mr. Hunt, one of our directors, is a partner and director of the Sprout Group.

(2)	Represents shares purchased by Funding SRL. All of the Class A Units, Class B Units, Class C Units, Class D Units and Class E Units of Funding SRL are held of record by Holdings SRL. All of the Class B Redeemable Quotas of Holdings SRL are held of record by (a) InterWest Partners VII, L.P., (b) InterWest Investors VIII, L.P., (c) InterWest Investors VII, L.P., (d) InterWest Investors Q VIII, L.P., and (e) InterWest Partners VIII, L.P. Dr. Oronsky, one of our directors, is a Managing Director of InterWest Management Partners VII, L.L.C., the general partner of InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Dr. Oronsky is also a Managing Director of InterWest Management Partners VIII, L.L.C., the general partner of InterWest Investors VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Partners VIII, L.P.

          The following executive officers and directors purchased our common shares in the amounts and on the dates shown below:

	Number of		Aggregate	Date of
Directors and Executive Officers	Common Shares		Purchase Price($)	Purchase

Richard M. Glickman	1	(1)	$0.62	1/28/02
	123,414		5.96	1/28/02
	1,959,661	(2)	94.62	1/28/02
	385,200	(3)	18.60	1/28/02
	90,636		30,784.07	1/16/03

Noel F. Hall	2,339,876	(4)	112.98	1/28/02
	128,400	(5)	6.20	1/28/02
	52,301		17,763.78	1/16/03

Michael R. Hayden, M.B.Ch.B., Ph.D., F.R.C.P.(C)	584,970		28.25	1/28/02
	584,969	(6)	28.25	1/28/02
	584,969	(7)	28.25	1/28/02
	584,969	(8)	28.25	1/28/02
	31,101		10,563.28	1/16/03

	Number of		Aggregate	Date of
Directors and Executive Officers	Common Shares		Purchase Price($)	Purchase

Erich Mohr	642,000	(9)	—	4/4/03
	321,000	(10)	109,028.18	4/2/03

Reinhard W. A. Baildon, M.D., Ph.D.	385,200	(9)	—	12/1/03
Tazdin Esmail	3,238	(11)	11,507.48	3/5/04
Bruce G. Cousins, C.A.	25,680	(9)	—	12/8/04

(1)	Mr. Glickman subsequently gifted the share to Aspreva and the share was cancelled effective January 2002.

(2)	Shares purchased by Richard M. Glickman and Michelle L. Glickman as joint holders.

(3)	Shares purchased by the Glickman Family Trust, of which Tobias Glickman, the brother of Mr. Glickman, is the trustee.

(4)	Shares purchased by Noel F. Hall and Sandra MacPherson as joint holders.

(5)	Shares purchased by the Hall MacPherson Family Trust, of which Mr. Hall and his spouse, Sandra MacPherson, are the trustees.

(6)	Shares purchased by the Hayden Family Trust, of which Dr. Hayden and his spouse, Sandra Hayden, are trustees.

(7)	Shares purchased by Sandra Hayden.

(8)	Shares purchased by Genworks Inc., a Nova Scotian company. Dr. Hayden is the sole stockholder of Genworks Inc.

(9)	Transferred from the 2002 Aspreva Incentive Stock Purchase Plan Trust.

(10)	Shares purchased by Shelley Mohr, the spouse of Erich Mohr.

(11)	Shares received upon the automatic conversion of a convertible promissory note issued on September 30, 2003.

          We have entered into the following agreements with our named executive officers, directors and holders of more than five percent of our securities.

Registration Rights Agreement

          We and the Series A preferred stockholders described above have entered into an agreement pursuant to which the Series A preferred stockholders will have, among other things, registration rights under the Securities Act with respect to their common shares following this offering. Upon the closing of this offering, all our outstanding Series A preferred shares will be automatically converted into common shares on a one-for-one basis. See “Description of Capital Stock — Registration Rights” for a further description of the terms of this agreement.

Employment Agreements

          We have entered into employment agreements and change of control agreements with our executive officers. For more information regarding these agreements, see “Management — Employment Agreements.”

Agreement with Dr. Erich Mohr

          In February 2003, we entered into an agreement with Dr. Erich Mohr, under which Dr. Mohr agreed to serve as a member of our board of directors, and to serve as chairman of our Clinical Development Committee. See “Management — Director Compensation”.

Consulting Agreement with Dr. Michael R. Hayden and Genworks Inc.

          In January 2002, we entered into a consulting agreement with Dr. Michael R. Hayden, our co- founder and Chief Medical Advisor, and Genworks Inc., a Nova Scotian company. Dr. Hayden is the sole stockholder of Genworks Inc. The agreement has an effective date of March 1, 2002. Under the agreement, we retain Genworks Inc. to provide certain services related to scientific and clinical matters or other mutually agreed upon medical or human genetic matters, and Dr. Hayden performs such services on behalf of Genworks Inc. Dr. Hayden also chairs our Medical Advisory Board pursuant to the agreement. We paid Dr. Hayden $2,000, $29,000 and $129,000 in 2002, 2003 and 2004, respectively.

          The agreement terminates on March 1, 2006, unless earlier terminated in accordance with its terms. However, the term of the agreement will be extended for successive one year terms unless the parties otherwise agree or the agreement is terminated in accordance with its terms.

Consulting Arrangement with Michelle L. Glickman

          Since December 2002, Michelle L. Glickman, C.A., the spouse of Richard M. Glickman, our Chairman and Chief Executive Officer, has performed certain financial consulting services for us. We paid Mrs. Glickman $35,000 and $31,000 in 2003 and 2004, respectively.

Employment of Sandra MacPherson

          Since March 2003, Sandra MacPherson, the spouse of Noel F. Hall, our President and a member of our board of directors, has been an employee of Aspreva. We paid Mrs. MacPherson $15,000 and $19,000 in 2003 and 2004, respectively.

Consulting Arrangement with Sheila M. Baildon

          Since May 2004, Sheila Baildon, the spouse of Reinhard W. A. Baildon, M.D., Ph.D., our Executive Vice President, Clinical and Regulatory Affairs, has performed writing and editing consulting services for us. We paid Mrs. Baildon $900 in 2004.

Agreement with Richard M. Glickman

          In December 2004, we entered into an agreement with Richard M. Glickman whereby he agreed to act as one of the administrators of our subsidiary, Aspreva Pharmaceuticals SA. The agreement provides that Mr. Glickman is not entitled to any remuneration for acting in this capacity.

Legal Fees

          We retain Farris, Vaughan, Wills & Murphy, a law firm where R. Hector MacKay-Dunn, Q.C., a member of our board of directors and our Corporate Secretary, is a senior partner. In 2002, 2003 and 2004, we incurred legal fees payable to Farris, Vaughan, Wills & Murphy of $44,000, $132,000 and $903,000, respectively.

Director and Officer Indemnification

          Our articles contain provisions limiting the liability of directors. In addition, we intend to indemnify our directors and executive officers pursuant to indemnification agreements. See “Management — Limitation of Liability and Indemnification of Directors and Officers”.

DESCRIPTION OF CAPITAL STOCK

General

          The following is a summary of the rights of our common shares and preferred shares as set forth in our notice of articles and articles, and certain related sections of the British Columbia Business Corporations Act, or BCBCA. For more detailed information, please see our notice of articles and articles, which are filed as exhibits to the registration statement of which this prospectus is a part.

          Our authorized capital stock consists of an unlimited number of common shares, each without par value, and an unlimited number of preferred shares issuable in series, of which 12,677,192 are designated Series A preferred shares, each without par value.

          As of December 31, 2004, we had issued and outstanding 13,071,186 common shares and 12,677,192 Series A preferred shares. As of December 31, 2004 we also had outstanding warrants to purchase 230,360 common shares and options to purchase 1,884,912 common shares.

          Upon completion of this offering, all of the outstanding Series A preferred shares will automatically convert into 12,677,192 common shares and the preferred shares so converted will be automatically cancelled and not reissuable. As a result, upon completion of this offering, based upon shares outstanding as of December 31, 2004, we will have issued and outstanding               common shares and no preferred shares.

Share Capital

Common Shares

          The holders of our common shares are entitled to one vote for each share held at any meeting of the stockholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares are entitled to receive dividends as and when declared by our board of directors. Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our stockholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets.

Preferred Shares

          Our preferred shares may be issued in one or more series. Our board of directors may alter our notice of articles and articles to fix the number of preferred shares in, and to determine the designation of the shares of, each series and to create, define and attach rights and restrictions to the shares of each series, subject to the rights and restrictions attached to our preferred shares as a class.

          Our preferred shares are entitled to preference over our common shares with respect to the payment of dividends and the distribution of our assets, whether voluntary or involuntary, or in the event of any other distribution of our assets among our stockholders for the purpose of winding-up our affairs, and each series of preferred shares may also be given such preferences over our common shares and other series of preferred shares.

          Where we do not pay cumulative dividends in full with respect to a series of our preferred shares, the shares of all series of our preferred shares will participate ratably with respect to the accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. Where amounts payable are not paid in full on our winding-up, or on the occurrence of any other event as a result of which the holders of the shares of all series of our preferred shares are entitled to a return of capital, the shares of all series of our preferred shares will participate ratably in a return of capital in respect of our preferred shares as a class in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full.

          We may not create or issue any shares ranking senior to any outstanding series of our preferred shares with respect to the payment of dividends or the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our stockholders for the purpose of winding-up our affairs, without first receiving the approval in writing of the registered holders of not less than two-thirds of the shares of such outstanding series of our preferred shares or given by a resolution passed at a meeting by the affirmative vote of not less than two-thirds of the votes cast at such meeting.

          The holders of our preferred shares are not entitled as a class to receive notice of, to attend or to vote at any meetings of our stockholders, except as may be specifically provided pursuant to the rights and restrictions attaching to any series of our preferred shares. The rights and restrictions attached to our preferred shares as a class may be amended with, in addition to any approval that may then be prescribed by applicable law, the approval of the registered holders of the preferred shares given in writing by the registered holders of not less than two-thirds of the preferred shares or given by a resolution passed at a meeting by the affirmative vote of not less than two-thirds of the votes cast at such meeting.

Other Key Provisions of our Notice of Articles and Articles

          The following is a summary of certain other key provisions of our notice of articles and articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our notice of articles and articles which are included as an exhibit to the registration statement of which this prospectus is a part.

Stated Objects or Purposes

          Our notice of articles and articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

          Power to Vote on Matters in Which a Director is Materially Interested. The BCBCA and our articles state that a director who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with his or her duty or interest as a director must disclose the nature and extent of the conflict in accordance with the provisions of the BCBCA.

          A director who holds a disclosable interest in respect of any contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all our directors have a disclosable interest in that contract or transaction, in which case any or all of our directors may vote on such resolution. A director having a disclosable interest who is present at the meeting of our directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

          A director holds a disclosable interest in a contract or transaction if: (a) the contract or transaction is material to us; (b) we have entered, or propose to enter, into the contract or transaction; and (c) either of the following applies to the director:

•	the director has a material interest in the contract or transaction; or

•	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

          A director does not hold a disclosable interest in a contract or transaction merely because:

•	the contract or transaction is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director or a person in whom the director has a material interest, for our benefit or for the benefit of an affiliate of ours;

•	the contract or transaction relates to an indemnity or insurance of officers and directors under the BCBCA;

•	the contract or transaction relates to the remuneration of the director in that person’s capacity as director, officer, employee or agent of ours or an affiliate of ours;

•	the contract or transaction relates to a loan to us, and the director or a person in whom the director has a material interest, is or is to be a guarantor of some or all of the loan; or

•	the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with us and the director is also a director or senior officer of that corporation or an affiliate of that corporation.

          Directors’ Power to Determine the Compensation of Directors. Our articles provide that the remuneration of our directors, if any, may be determined by our directors or, if our directors so decide, by our stockholders. Such remuneration may be in addition to any salary or other remuneration paid to any of our officers or employees who are also directors.

          Our articles also provide that we must reimburse our directors for reasonable expenses they incur on our behalf and, if any director performs any professional or other services for us that in the opinion of our directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about our business, he or she may be paid a remuneration fixed by our directors, or, at the option of such a director, fixed by ordinary resolution of our stockholders. Such remuneration may be either in addition to, or in substitution for, any other remuneration that the director may be entitled to receive. Our board of directors, unless otherwise determined by ordinary resolution of our stockholders, may also pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with us or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension, or allowance.

          Borrowing Powers Exercisable by the Board of Directors. Our articles provide that our directors may authorize us to:

•	borrow money in such manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•	issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of us or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

          Any deviation from the foregoing borrowing powers requires an amendment to our articles, which requires a special resolution of our stockholders. Such a resolution is not effective until it is deposited at our records office. A special resolution means a resolution passed by: (a) a majority of not less than 2/3 of the votes cast by our stockholders who, being entitled to do so, vote in person or by proxy at a general meeting, or (b) a resolution consented to in writing by all of the stockholders holding shares that carry the right to vote at general meetings.

          Retirement or Non-Retirement of Directors Under an Age Limit Requirement. Our notice of articles and articles do not impose any mandatory age-related retirement or non-retirement requirement for our directors.

          Number of Shares Required to be Owned by a Director. Our articles provide that a director is not required to hold a share in our capital stock as a qualification for his or her office.

Action Necessary to Change the Rights of Holders of Our Shares

          Our stockholders can authorize the alteration of our notice of articles and articles to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. Such a special resolution will not be effective until, in the case of an amendment to our notice of articles, a notice of alteration is filed with the Registrar of Companies and, in the case of an amendment to our articles, that resolution is deposited at our records office. However, a right or special right attached to any issued shares may not be prejudiced or interfered with unless the stockholders holding shares to which the right or special right is attached consent by a special separate resolution.

Stockholder Meetings

          We must hold an annual general meeting of our stockholders at least once every calendar year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our stockholders may be held anywhere in North America.

          Our directors may, at any time, call a meeting of our stockholders. Stockholders holding not less than five percent of our issued voting shares may also cause our directors to hold a general meeting.

          A notice convening a general meeting, specifying the date, time, and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be given to stockholders not less than 21 days prior to the meeting. Stockholders entitled to notice of a meeting may waive or reduce the period of notice for such meeting. The accidental omission to send notice of any meeting of stockholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

          A quorum for general meetings is two persons present and being, or representing by proxy, stockholders holding in the aggregate not less than 20% of the issued shares entitled to be voted at the meeting. If within half an hour from the time set for a general meeting, a quorum is not present, the meeting, if convened by requisition of stockholders, will be dissolved; but otherwise it will stand adjourned to the same day in the next week at the same time and place without any requirement to give notice of the adjourned to meeting to stockholders. If at such adjourned meeting a quorum is not present within half an hour from the time set for the meeting, the person or persons present and being, or representing by proxy, one or more stockholders entitled to attend and vote at the meeting constitute a quorum.

          Holders of our common shares are entitled to attend general meetings. Except as otherwise provided with respect to any particular series of preferred shares (as with, for example, our Series A preferred shares), and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, attend or vote at any meetings of our stockholders. Our directors, our president (if any), our secretary (if any), our assistant secretary (if any), our lawyer, our auditor and any other persons invited by our directors are entitled to attend at any meeting of our stockholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a stockholder or proxyholder entitled to vote at the meeting.

Limitations on the Right to Own Securities

          Neither our notice of articles nor our articles provide for any limitations on the rights to own our securities. See also “Description of Capital Stock — Exchange Controls”.

Change of Control

          Neither our notice of articles nor our articles contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us. We do, however, intend to implement a stockholder rights plan. See “Description of Capital Stock — Stockholder Rights Plan”.

Stockholder Ownership Disclosure

          Although U.S. and Canadian securities laws regarding stockholder ownership by certain persons require certain disclosure, our articles do not provide for any ownership threshold above which stockholder ownership must be disclosed.

Stockholder Rights Plan

          Prior to the completion of this offering, we intend to implement a rights plan. Under our rights plan, each of our common shares will have associated with it one “right”. Each of these rights entitles its holder to acquire additional common shares at a 50% discount from the then prevailing market price under circumstances provided for in the rights plan. The purpose of our rights plan is to:

•	facilitate the maximization of stockholder values if a substantial portion of our common shares is acquired by any person;

•	protect us and our stockholders from abusive acquisition tactics which may not be in our or our stockholders’ best interest; and

•	provide a framework in which appropriate take-over bids can be put before our stockholders in a manner that allows our stockholders to make an informed decision with respect to such take-over bids.

          The exercise of the rights under our rights plan would cause substantial dilution to a person attempting to acquire us on terms not permitted by the rights plan or otherwise approved by our board of directors, and therefore would significantly increase the price that such person would have to pay to complete the acquisition. Our rights plan may deter a potential acquisition or take-over bid. Until the “separation time” occurs, the rights will:

•	not be exercisable;

•	be represented by the same certificate that represents the common shares with which the rights are associated; and

•	trade together with those common shares.

          The rights will terminate at the close of business on         , 2015 unless earlier redeemed by us, provided that all outstanding rights will terminate on the date of our 2010 annual general meeting of stockholders unless the rights plan is reconfirmed by our stockholders at that meeting. Following the “separation time”, the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from our common shares. However, a holder of rights will not, as such, have any rights as a stockholder, such as the right to vote or receive dividends. The “separation time” would occur upon the earlier of:

•	ten business days after a public announcement by us or by an “acquiring person” that the person has become an “acquiring person”; or

•	ten business days after a person commences or announces its intention to commence a take-over bid that, if successful, would result in the person becoming an “acquiring person.”

          Under our rights plan, a person will become an “acquiring person” if the person, alone or together with a group, acquires beneficial ownership of 20% or more of our outstanding voting shares. However, an “acquiring person” will not include us, any of our subsidiaries, or any of our employee benefit plans or any person or entity acting pursuant to such employee benefit plans, and a person who becomes the beneficial owner of 20% or more of our voting shares as a result of share acquisitions made pursuant to a “permitted bid” will not be an “acquiring person.” A “permitted bid” is an offer to acquire 20% or more of our voting shares made in compliance with all applicable laws and certain other conditions, which are intended to ensure equal treatment for all of our stockholders and to provide our stockholders with sufficient time in which to evaluate the offer. Our rights plan will also contain provisions designed to prevent inadvertent triggering of the rights by institutional or certain other stockholders.

          If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the exercise price, a number of our common shares having a market value of two times the exercise price. The initial exercise price of a right, which is subject to adjustment, is $100.00.

          At any time until the “separation time”, our board of directors may redeem all of the rights at a redemption price of $0.001 per right. Upon such redemption, the rights will terminate and the only entitlement of the holders of rights will be to receive the redemption price.

          Our board of directors may amend any provisions in the rights plan without stockholder consent, provided that on or after the first date of public announcement by us or an acquiring person that the person has become an acquiring person, no amendment may be made that would materially and adversely affect the interest of the holders of the rights.

Warrants

          As of December 31, 2004, there were outstanding warrants to purchase 230,360 common shares at an exercise price of $3.88 per share. The warrants expire on September 15, 2006.

Options

          As of December 31, 2004, there were outstanding options to purchase 1,884,912 common shares at a weighted average exercise price of $3.76 per share.

Registration Rights

          Upon the closing of this offering, the holders of 12,677,192 common shares will be entitled to have their shares registered by us under the Securities Act pursuant to the terms of a registration rights agreement between us and the holders of those registrable securities. Subject to limitations specified in the registration rights agreement, these registration rights include the following:

Demand Registration Rights

          The holders of at least 35% of the then outstanding registrable securities may require us, on no more than two occasions beginning 180 days after this offering, to use reasonable commercial efforts to register all or a portion of their registrable securities for resale, so long as such portion is more than 20% of the registrable securities or if the anticipated aggregate proceeds from the sale of such registrable securities, net of underwriting discounts and expenses, would exceed $5,000,000, subject also to our right to defer filing for registration for a period of not more than 30 days, on no more than two occasions in any 12 month period, where our directors determine in good faith that filing would be seriously detrimental to us or to our stockholders.

Piggyback Registration Rights

          If we register any of our shares in connection with the public offering of such securities solely for cash, each holder of registrable securities is entitled to include their common shares in the registration. The holders of registrable securities have waived these rights in connection with this offering.

Form F-3 Registration Rights

          The holders of at least 35% of the then outstanding registrable securities may require us, on no more than two occasions in any 12 month period, to use reasonable commercial efforts to register all of their registrable securities or a portion thereof, but not less than 20% of the registrable securities, by filing with the SEC a registration statement on Form F-3, if and when such form becomes available to us, and so long as those holders propose to sell the registrable securities, if any, at an aggregate price to the public of more than $2,000,000, subject to our right to defer filing for registration for a period of not more than

30 days, on no more than two occasions in any 12 month period, where our directors determine in good faith that filing would be seriously detrimental to us or to our stockholders.

          All of these registration rights are subject to certain conditions and limitations, including among others, the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. We will bear all registration expenses other than underwriting discounts and commissions.

Transfer Agent and Registrar

          Upon the closing of this offering, the transfer agent and registrar for the common shares in the United States will be Computershare Trust Company, Inc. in Golden, Colorado and in Canada will be Computershare Trust Company of Canada in Vancouver, British Columbia and Toronto, Ontario.

Nasdaq National Market and Listing on Toronto Stock Exchange

          After the pricing of the offering we expect that the common shares will be quoted on the Nasdaq National Market under the symbol “ASPV”, and be approved for listing on the Toronto Stock Exchange under the symbol “ASV”.

Exchange Controls

          Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada, or Commissioner, to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, substantially reduce or prevent competition in any market in Canada.

          This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he or she does not intend to challenge the acquisition.

          There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

          There is no limitation imposed by Canadian law or our notice of articles or articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada), or Investment Act.

          The Investment Act requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act, referred to in this discussion as a “non-Canadian” who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire control of us and the value of our assets were CAD$5.0 million or more. The Investment Act provides for special review thresholds for World Trade Organization, or WTO, member country investors, including United States investors. Under the Investment Act, an investment in our common shares by a non-Canadian who is a “WTO investor” (as defined in the Investment Act)

would be reviewable only if it were an investment to acquire control of us and the value of our assets was equal to or greater than a specified amount, which increases in stages. The specified amount is CAD$237.0 million in 2004. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Act to reflect inflation and real growth within Canada.

          The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

•	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•	acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no market for our common shares and a significant public market for our common shares may not develop or be sustained after this offering. Future sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common shares in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

United States Resale Restrictions

          Based on shares outstanding as of December 31, 2004, upon the closing of this offering,               common shares will be outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options or warrants. Of these outstanding shares, the               shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.

          The remaining 25,748,378 common shares are restricted securities as defined under Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. Taking into account the lock-up agreements described below, the number of shares that will be available for sale in the U.S. public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

Number of Shares
Eligible for Sale
Days after Date of this Prospectus	in U.S. Public Market	Comment

Upon Effectiveness		Shares sold in this offering
180 Days		Lock-up released; shares eligible for sale under Rules 144 and 701
Thereafter		Restricted securities held for one year or less

          The lock-up may be extended to 214 days in certain circumstances. Please see the section below entitled “Lock-up Agreements” for further information.

          Additionally, of the 1,884,912 shares issuable upon exercise of options to purchase our common shares outstanding as of December 31, 2004, approximately               shares will be vested and eligible for sale upon release of the lock-up.

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of common shares then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

          Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

          Under Rule 701, our common shares acquired upon the exercise of currently outstanding stock options granted under the Aspreva 2002 Incentive Stock Option Plan may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

          As of December 31, 2004, an aggregate of 3,531,000 common shares were authorized for issuance under the Aspreva 2002 Incentive Stock Option Plan. As of December 31, 2004, options to purchase a total of 1,884,912 common shares were outstanding, of which approximately 352,351 were vested, and 1,631,821 shares were available for future grants. Of the total number of common shares issuable under these options, substantially all are subject to contractual lock-up agreements with the underwriters.

Form S-8 Registration Statements

          We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the common shares that are issuable upon exercise of outstanding stock options granted under the Aspreva 2002 Incentive Stock Option Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares and to Rule 144 limitations applicable to affiliates.

Warrants

          As of December 31, 2004, warrants to purchase a total of 230,360 common shares at a price of $3.88 per share were outstanding. Substantially all of these common shares are subject to the terms of the lock-up agreements with the underwriters.

Canadian Resale Restrictions

          Under the securities laws of the provinces of Canada, a person who owns our common shares, or a security convertible into our common shares (other than options granted to our directors, officers and employees), distributed by us more than four months prior to the date of this prospectus will generally be able to freely sell those common shares, or the common shares issued upon the conversion of that convertible security, in Canada following the date of this prospectus. To the extent that such common shares or convertible securities were distributed by us during the four months preceding the date of this prospectus, those common shares, or the common shares issued upon the conversion of those convertible securities, may not be resold, except under a prospectus or an exemption from the prospectus requirement, until four months have passed since the date of distribution of those securities by us, at which time such a person will generally be able to freely sell those common shares in Canada. Any of our directors, officers and employees who purchase common shares from us pursuant to the exercise of options granted at any time prior to the date of this prospectus will generally be able to freely resell those common shares in Canada following the date of this prospectus. Any sales of our common shares in Canada will be subject to the terms of applicable lock-up agreements.

Lock-up Agreements

          Except for sales of common shares to the underwriters in accordance with the terms of the purchase agreement, we, each of our directors and officers, and the holders of substantially all of our outstanding shares and options and warrants to acquire our shares have agreed not to sell or otherwise dispose of, directly or indirectly, any of our common shares (or any security convertible into or exchangeable or exercisable for our common shares) without the prior written consent of Merrill Lynch for a period of 180 days from the date of this prospectus. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any of our common shares without the prior written consent of Merrill Lynch. Notwithstanding the foregoing, if:

•	during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-days immediately following the last day of the 180-day period, the lock-up restrictions will continue to apply until the expiration of an 18-day period beginning on our issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives, in writing, such extension; provided however, that in no event will the lock-up be extended beyond 214 days from the date of the this prospectus.

          Merrill Lynch, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to transactions relating to common shares acquired in open market transactions after the closing of this offering provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Securities Exchange Act, as amended, or the Exchange Act, is required or will be voluntarily made in connection with such transactions. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transfers.

MATERIAL UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Information for United States Residents

          The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in this offering and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or Canadian Tax Act:

•	deal at arm’s length and are not affiliated with us;

•	hold such shares as capital property;

•	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

•	have not been at any time residents of Canada; and

•	are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), or the Convention.

          TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES. MOREOVER, THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF PURCHASING, OWNING OR DISPOSING OF OUR COMMON SHARES ARISING UNDER CANADIAN FEDERAL, CANADIAN PROVINCIAL OR TERRITORIAL, U.S. FEDERAL, U.S. STATE OR LOCAL TAX LAWS OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

          This summary is based on the current provisions of the Canadian Tax Act, proposed amendments to the Canadian Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Convention as in effect on the date hereof. No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

          This summary is not exhaustive of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein. No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the opinions expressed herein.

          A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention. Our common shares will not constitute “taxable Canadian property” if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock. In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares, from such liability provided that the value of our common shares is not derived principally from real property situated in Canada. The Convention may not be available to a U.S. Resident that is a U.S. LLC which is not subject to tax in the U.S.

          Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

•	5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or

•	15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

United States Federal Income Tax Information for United States Holders

          The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

•	tax-exempt organizations and pension plans;

•	persons subject to alternative minimum tax;

•	banks and other financial institutions;

•	insurance companies;

•	partnerships and other pass-through entities (as determined for United States federal income tax purposes);

•	broker-dealers;

•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and

•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

          As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;

•	a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust if both:

•	a United States court is able to exercise primary supervision over the administration of the trust; and

•	one or more United States persons have the authority to control all substantial decisions of the trust.

          TAX MATTERS ARE VERY COMPLICATED AND THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. MOREOVER, THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT WITHIN THE UNITED STATES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Ownership of Shares

          The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading “Sale of Shares” below).

          For taxable years beginning before January 1, 2009, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our shares will be traded). Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading “Passive Foreign Investment Companies”).

          A foreign corporation that is a PFIC for any taxable year within a U.S. person’s holding period generally is treated as a PFIC for all subsequent years in the U.S. person’s holding period. Because we were a PFIC for our last taxable year and we anticipate that we are likely to be a PFIC in the current taxable year and possibly the next taxable year, U.S. Holders who acquire our common shares in this offering will likely be treated as holding shares of a PFIC throughout their holding period for the purpose of determining whether dividends received from us are dividends from a qualified foreign corporation. As a consequence, there is a significant risk that dividends received by U.S. Holders who acquire their shares in this offering will not be eligible for taxation at the preferential rates applicable to long-term capital gains.

          If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received, may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.

          U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the U.S. Holder’s U.S. federal income tax liability as discussed below under the heading “Foreign Tax Credit”). Corporate U.S. Holders generally will not be allowed a dividends received deduction with respect to dividends they receive from us.

Foreign Tax Credit

          Generally, the dividend portion of a distribution received by a U.S. Holder will be treated as income in the passive income category for foreign tax credit purposes. Subject to a number of limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability (in lieu of a deduction) for Canadian withholding tax deducted from its distributions. The credit may be claimed only against U.S. federal income tax attributable to a U.S. Holder’s passive income that is from foreign sources.

          If we are a qualified foreign corporation with respect to a non-corporate U.S. Holder, dividends received by such U.S. Holder will qualify for taxation at the same preferential rates that apply to long-term capital gains. In such case, the dividend amount that would otherwise be from foreign sources is reduce by multiplying the dividend amount by a fraction, the numerator of which is the U.S. Holder’s preferential capital gains tax rate and the denominator of which is the U.S. Holder’s ordinary income tax rate. The effect is to reduce the dividend amount from foreign sources, thereby reducing the U.S. federal income tax attributable to foreign source income against which the credit may be claimed. Canadian withholding taxes that cannot be claimed as a credit in the year paid may be carried back to the preceding year and then forward 10 years and claimed as a credit in those years, subject to the same limitations referred to above.

          The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders and prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Sale of Shares

          Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15%. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies

          We will be a PFIC if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC (“Aspreva PFIC Shares”) for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year. Because our gross income consists mostly of interest, we anticipate that we will be a PFIC for the current taxable year and that we will continue to be a PFIC until we begin to generate gross income from our operations. As a consequence, a U.S. Holder who acquires our common shares in this offering will most likely be treated as holding Aspreva PFIC Shares.

          Gain realized from the sale of Aspreva PFIC Shares and certain dividends received on such shares will be subject to tax under the excess distribution regime, unless the U.S. Holder makes one of the elections discussed below. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale of Aspreva PFIC Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held its shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income. Gain allocated to all other years (the “Aspreva PFIC Years”) would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the Aspreva PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on Aspreva PFIC Shares by a U.S. Holder during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) would be taxed in a similar manner.

          A U.S. Holder may avoid taxation under the excess distribution regime by making a qualified electing fund (“QEF”) election. For each year that we would meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any. The U.S. Holder’s adjusted tax basis in our shares would be increased by the amount of such income inclusions. An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend and would decrease the U.S. Holder’s adjusted tax basis in our shares. Gain realized from the sale of our shares covered by a QEF election would be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections, only if we agree to provide to the U.S. Holders, which we do, the information they will need to comply with the QEF rules. Generally, a QEF election should be made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A QEF election is made on IRS Form 8621.

          A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election. An electing U.S. Holder would include in gross income the increase in the value of its Aspreva PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its Aspreva PFIC Shares during each of its taxable years. Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources. Deductions for any year are limited to the amount by which the income inclusions of prior years exceed the income deductions of prior years. Gain from the sale of Aspreva PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources. A mark-to-market election is timely if it is made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-to-market election is also made on IRS Form 8621.

          As noted above (under the heading titled “Ownership of Shares”), a PFIC is not a qualified foreign corporation and hence dividends received from a PFIC are not eligible for taxation at preferential long-term capital gain tax rates. Similarly, ordinary income included in the gross income of a U.S. Holder who has made a QEF election or a market-to-market election, and dividends received from corporations subject to such election, are not eligible for taxation at preferential long-term capital gain rates.

          The PFIC rules are extremely complex and could, if they apply, have significant, adverse effects on the taxation of dividends received and gains realized by a U.S. Holder. Accordingly, prospective U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of these rules to their particular circumstances.

Controlled Foreign Corporation

          Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a “controlled foreign corporation” (“CFC”). Based on the expected distribution of our common shares among U.S. Holders and non-U.S. Holders as a result of this offering, we do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC. Prospective U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding

          United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

UNDERWRITING

          We intend to offer our common shares in the United States through the U.S. underwriters referred to below and in Canada through the Canadian underwriters referred to below. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative for the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of common shares listed opposite their names below.

Number
U.S. Underwriters	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
Pacific Growth Equities, LLC

Total

Number
Canadian Underwriters	of Shares

Merrill Lynch Canada Inc.
BMO Nesbitt Burns Inc.

Total

          The underwriters have agreed to purchase all of the common shares sold under the purchase agreement if any of these common shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closings for the sale of common shares to be purchased by the U.S. underwriters and the Canadian underwriters are conditioned on one another. The public offering price for our common shares offered in the United States and elsewhere outside Canada is payable in U.S. dollars and the public offering price for our common shares offered in Canada is payable in Canadian dollars, except as we and the underwriters may otherwise agree. The Canadian dollar amount is the approximate equivalent of the U.S. dollar price of the common shares being offered hereby determined based on the prevailing Canadian - U.S. dollar exchange rate on the date of the purchase agreement, being CAD$                    .

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and applicable securities laws of the provinces of Canada, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

          This offering is being made concurrently in the United States and the provinces of Canada. The common shares will be offered in the United States through those underwriters who are registered to offer the common shares for sale in the United States and such other registered dealers as may be designated by the underwriters. The common shares will be offered in the provinces of Canada through the underwriters or their Canadian affiliates who are registered to offer the common shares for sale in such provinces and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada.

Commissions and Discounts

          The underwriters have advised us that the underwriters propose initially to offer the common shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession in the United States not in excess of $               per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $               per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed. In Canada, after the underwriters have made a bona fide effort to sell all of the common shares offered under this prospectus at the initial public offering price fixed in this prospectus, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price. In this event, the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the common shares is less than the gross proceeds paid by the underwriters to us.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to Aspreva. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Aspreva	$	$	$

          The expenses of the offering, not including the underwriting discount, are estimated at $               and are payable by us.

Overallotment Option

          We have granted an option to the underwriters to purchase up to               additional common shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.

Intersyndicate Agreement

          The U.S. underwriters and Canadian underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the Canadian underwriters may sell common shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell common shares will not offer to sell or sell common shares within Canada or to persons they believe intend to resell within Canada, except in the case of transactions under the intersyndicate agreement. Similarly, the Canadian underwriters and any dealer to whom they sell common shares will not offer to sell or sell common shares to U.S. persons or to persons they believe intend to resell to U.S. persons, except in the case of transactions under the intersyndicate agreement.

Reserved Shares

          At our request the underwriters have reserved for sale, at the initial public offering price, up to                      shares offered by this prospectus for sale to some of our directors, officers and employees, and other persons having relationships with us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

          We and our executive officers and directors and existing stockholders have agreed, with exceptions, not to sell or transfer any of our common shares for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common shares;

•	sell any option or contract to purchase any of our common shares;

•	purchase any option or contract to sell any of our common shares;

•	grant any option, right or warrant for the sale of any of our common shares;

•	lend or otherwise dispose of or transfer any of our common shares;

•	request or demand that we file a registration statement related to our common shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lock-up provision applies to our common shares and to securities convertible into or exchangeable or exercisable for or repayable with our common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market and Toronto Stock Exchange Listing

          We expect the common shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “ASPV”. We also expect the common shares to be approved for listing on the Toronto Stock Exchange under the symbol “ASV”. In order to meet the requirements for listing of the common shares on that exchange, the underwriters have undertaken to sell a minimum number of common shares to a minimum number of beneficial owners.

          Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations among us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the common shares may not develop. It is also possible that after the offering the common shares will not trade in the public market at or above the initial public offering price.

          The underwriters do not expect to sell more than five percent of the common shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the common shares is completed, SEC and applicable Canadian and stock exchange rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the underwriters may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price, subject to certain conditions described below.

          In accordance with policy statements of the Ontario Securities Commission and the Authorité des marches financiers, the underwriters may not throughout the period of distribution, bid for or purchase the shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may overallot or effect transactions that stabilize or maintain the market price of the shares at levels other than those which might otherwise prevail on the open market. Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market, the Toronto Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

          If the underwriters create a short position in our common shares in connection with the offering, i.e., if they sell more common shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ overallotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Transactions to close out the covered short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the overallotment option. The underwriters may also make “naked” short sales of shares in excess of overallotment option. The underwriters must close out any naked short position by purchasing shares of the common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of our common shares to stabilize their price or to reduce a short position may cause the price of our common shares to be higher than it might be in the absence of such purchases.

          Merrill Lynch may also impose a penalty bid on underwriters and selling group members. This means that if Merrill Lynch purchases common shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the common shares in that it discourages resales of those shares.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

No Public Offering Outside the United States and Canada

          No action has been or will be taken in any jurisdiction (except in the United States and Canada) that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus or any other material relating to our company or our common shares in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Purchasers of the common shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Electronic Distribution

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. The representatives intend to allocate a limited number of ordinary shares for sale to their online brokerage customers. An electronic prospectus is available on the web sites maintained by Merrill Lynch. Other than the electronic prospectus, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

          We engaged BMO Nesbitt Burns Inc. in October 2003 to act as our financial advisor in connection with the private placement of our Series A preferred shares. Upon completion of the private placement in March 2004 for gross proceeds of approximately $53.0 million, we paid BMO Nesbitt Burns Inc. a cash placement fee of $3.3 million, and reimbursed expenses of $100,000. We also agreed to indemnify BMO Nesbitt Burns Inc. against certain liabilities that may arise out of the private placement, or to contribute to payments BMO Nesbitt Burns Inc. may be required to make in respect of those liabilities. Our engagement agreement with BMO Nesbitt Burns Inc. expired in October 2004. In addition, some of the underwriters and their affiliates may in the future engage in investment banking, financial advisory and other commercial dealings in the ordinary course of business with us.

LEGAL MATTERS

          Legal matters relating to Canadian law, the offering and the validity of the common shares offered in this offering are being passed upon for us by Farris, Vaughan, Wills & Murphy, Vancouver, British Columbia. As of the date of this prospectus, R. Hector MacKay-Dunn, Q.C., a member of our board of directors and our Corporate Secretary and a senior partner of Farris, Vaughan, Wills & Murphy, beneficially holds a stock option to purchase 32,100 common shares. Legal matters relating to U.S. law and the offering are being passed upon for us by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, GC&H Investments, LLC, an investment partnership composed of certain partners of and persons associated with Cooley Godward LLP, owns 14,568 of our common shares and a warrant to purchase up to 2,913 common shares. Legal matters relating to Canadian law and the offering are being passed upon for the underwriters by Torys LLP, Toronto, Ontario. Legal matters relating to U.S. law and the offering are being passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated balance sheets as at December 31, 2003 and 2004 and the related consolidated statements of operations, stockholders’ deficiency and cash flows for each of the years ended December 31, 2002, 2003 and 2004 and for the period from December 20, 2001 (inception) to December 31, 2004, as set forth in their report thereon appearing elsewhere herein. We have included our consolidated financial statements in the prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

EXPENSES OF THE OFFERING

          We estimate that we will pay approximately $               million of expenses for this offering, consisting of the following:

U.S. and Canadian filing fees	$
Blue Sky fees and expenses	$
Nasdaq National Market and Toronto Stock Exchange listing fees	$
Accounting fees	$
Legal fees	$
Printing, mailing and administrative fees	$
Miscellaneous	$

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form F-1 under the Securities Act, with respect to our common shares offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

          We are a “foreign private issuer” as defined under Rule 405 of the Securities Act. As a result, although upon completion of the offering we will become subject to the informational requirements of the Exchange Act as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-profit provisions under Section 16 of the Exchange Act and the requirement to file current reports Form 8-K upon the occurrence of certain material events. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under Exchange Act by filing all such information with the SEC. We will also be subject to the full informational requirements of the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

ASPREVA PHARMACEUTICALS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and for the Period from December 20, 2001 (Date of Inception) to December 31, 2004	F-4
Consolidated Statements of Shareholders’ Deficiency for the Period from December 20, 2001 (Date of Inception) to December 31, 2001 and for the Years Ended December 31, 2002, 2003 and 2004	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 and for the Period from December 20, 2001 (Date of Inception) to December 31, 2004	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

ASPREVA PHARMACEUTICALS CORPORATION

          We have audited the accompanying consolidated balance sheets of Aspreva Pharmaceuticals Corporation (a development stage enterprise) as at December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ deficiency, and cash flows for each of the years in the three year period ended December 31, 2004 and for the period from December 20, 2001 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aspreva Pharmaceuticals Corporation (a development stage enterprise) as at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and for the period from December 20, 2001 (inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada,

January 18, 2005 except Note 20,
as to which the date is

          The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in note 20 to the consolidated financial statements.

Vancouver, Canada

January     , 2005

ASPREVA PHARMACEUTICALS CORPORATION

(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2003	2004

	(In thousands of U.S. dollars,
	except share amounts)
Assets
Current assets:
Cash	$151	3,507
Marketable securities (note 8)	2,583	32,330
Restricted cash (note 4)	271	351
Amounts receivable	47	277
Investment tax credits receivable	127	261
Prepaid expenses	11	2,803

Total current assets	3,190	39,529
Property and equipment, net (note 5)	58	1,763
Deferred share issue costs	106	1,297
Rental deposits	—	83

Total assets	$3,354	42,672

Liabilities and Shareholders’ Deficiency
Current liabilities:
Bank indebtedness (note 8)	—	231
Accounts payable	$459	3,199
Accrued liabilities	150	5,402
Current portion of capital lease obligations	—	341
Current portion of deferred lease inducement	—	56

Total current liabilities	609	9,229

Capital lease obligations (notes 8 and 9)	—	568
Deferred lease inducement (note 7)	—	224
Convertible promissory notes (note 10)	4,194	—

Total liabilities	4,803	10,021

Commitments and contingencies (note 16)
Convertible redeemable preferred shares (note 11)
Authorized
unlimited preferred shares, of which the first series comprises 12,677,192 preferred shares, Series A
Issued and outstanding	—	49,341
December 31, 2003 — 0
December 31, 2004 — 12,677,192
Shareholders’ deficiency:
Common shares (note 12)
Authorized
unlimited common shares
Issued and outstanding	1,129	5,232
December 31, 2003 — 11,879,343
December 31, 2004 — 13,071,186
Additional paid-in capital	163	3,311
Deficit accumulated during the development stage	(2,705)	(25,198)
Accumulated other comprehensive loss	(36)	(35)

Total shareholders’ deficiency	(1,449)	(16,690)

Total liabilities and shareholders’ deficiency	$3,354	42,672

See accompanying notes

ASPREVA PHARMACEUTICALS CORPORATION

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

				Period from
	Year Ended December 31,			December 20, 2001
				(Inception) to
	2002	2003	2004	December 31, 2004

	(In thousands of U.S. dollars,
	except share and per share amounts)
Expenses
Research and development	$74	$1,232	$10,138	$11,444
Marketing, general and administrative	95	1,252	12,002	13,351

Total expenses	169	2,484	22,140	24,795

Other (income) expense:
Interest and other income	—	(22)	(517)	(539)
Interest and other expense	—	72	870	942

Total other expense	—	50	353	403

Loss for the period	$(169)	$(2,534)	$(22,493)	$(25,198)

Basic and diluted loss per common share	$(0.03)	$(0.24)	$(1.86)

Weighted average number of common shares	6,738,173	10,484,907	12,094,524

Pro forma basic and diluted loss per common share (note 2)		$(0.24)	$(1.00)

Pro forma weighted average number of common shares (note 2)		10,484,907	22,583,598

See accompanying notes

ASPREVA PHARMACEUTICALS CORPORATION

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

Period from December 20, 2001 (inception) to December 31, 2004

							Deficit
					Accumulated		Accumulated
			Common	Additional	Other	Other	During the	Total
			Shares to	Paid-In	Comprehensive	Comprehensive	Development	Shareholders’
	Common Shares		be Issued	Capital	Loss	Loss	Stage	Deficiency

	(In thousands of U.S. dollars, except share amounts)
Loss for the period	—	$—	$—	$—	$—	$(2)	$(2)	$(2)

Comprehensive loss for the period						(2)

Balance, December 31, 2001	—	—	—	—	—		(2)	(2)

Shares issued for cash	8,560,428	1	—	—	—	—	—	1
Less shares held in the Trust	(1,284,000)	—	—	—	—	—	—	—
Shares to be issued in January 2003	—	—	34	—	—	—	—	34
Cumulative translation adjustment from application of U.S. dollar reporting	—	—	—	—	1	1	—	1
Loss for the year	—	—	—	—	—	(169)	(169)	(169)

Comprehensive loss for the year						(168)

Balance, December 31, 2002	7,276,428	1	34	—	1		(171)	(135)

Shares issued in settlement of amount due to shareholders	174,038	59	—	—	—	—	—	59
Shares issued for cash net of share issuance costs	3,170,557	1,069	(21)	—	—	—	—	1,048
Shares distributed to consultants from the Trust	38,520	—	(13)	13	—	—	—	—
Cumulative translation adjustment from application of U.S. dollar reporting	—	—	—	—	(37)	(37)	—	(37)
Shares distributed to employees from the Trust	1,219,800	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	150	—	—	—	150
Loss for the year	—	—	—	—	—	(2,534)	(2,534)	(2,534)

Comprehensive loss for the year						(2,571)

Balance, December 31, 2003	11,879,343	1,129	—	163	(36)		(2,705)	(1,449)

Shares issued on conversion of promissory notes	1,151,896	4,093	—	—	—	—	—	4,093
Shares issued on exercise of options	14,267	10	—	—	—	—	—	10
Shares distributed to employee from the Trust	25,680	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	3,148	—	—	—	3,148
Unrealized gain on marketable securities	—	—	—	—	1	1	—	1
Loss for the year	—	—	—	—	—	(22,493)	(22,493)	(22,493)

Comprehensive loss for the year						(22,492)

Balance, December 31, 2004	13,071,186	$5,232	$—	$3,311	$(35)		$(25,198)	$(16,690)

See accompanying notes

ASPREVA PHARMACEUTICALS CORPORATION

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Period from
	Year Ended December 31,			December 20, 2001
				(Inception) to
	2002	2003	2004	December 31, 2004

	(In thousands of U.S. dollars)
Operating Activities
Loss for the period	$(169)	$(2,534)	$(22,493)	$(25,198)
Add non-cash items:
Amortization	1	13	261	275
Stock-based compensation	13	150	3,148	3,311
Amortization of lease inducement	—	—	63	63
Net change in non-cash working capital items related to operations:
Accrued interest on marketable securities	—	(13)	(48)	(61)
Restricted cash	—	(250)	(80)	(330)
Amounts receivable	(6)	(38)	(230)	(274)
Investment tax credits receivable	—	(117)	(134)	(251)
Prepaid expenses	—	(10)	(2,792)	(2,802)
Rental deposits	—	—	(83)	(83)
Accounts payable	115	294	2,740	3,199
Accrued liabilities	—	138	4,145	4,295
Accrued interest on convertible promissory notes	—	68	49	117

Cash used in operating activities	(46)	(2,299)	(15,454)	(17,739)

Investing Activities
Purchase of marketable securities	—	(2,913)	(175,764)	(178,677)
Redemption of marketable securities	—	537	146,003	146,540
Purchase of property and equipment	(2)	(63)	(1,009)	(1,074)

Cash used in investing activities	(2)	(2,439)	(30,770)	(33,211)

Financing Activities
Bank indebtedness	—	—	231	231
Share subscriptions received	21	—	—	21
Advances from shareholders	55	2	—	58
Proceeds from convertible promissory notes	—	3,810	—	3,810
Issuance of common shares	—	1,081	10	1,091
Issuance of preferred shares	—	—	53,000	53,000
Share issue costs	(8)	(89)	(3,743)	(3,840)
Payments on capital lease obligations	—	—	(132)	(132)

Cash provided by financing activities	68	4,804	49,366	54,239

Effect of exchange rate changes on cash	1	64	214	218
Net increase in cash	21	130	3,356	3,507
Cash, beginning of period	—	21	151	—

Cash, end of period	$21	$151	$3,507	$3,507

See accompanying notes

ASPREVA PHARMACEUTICALS CORPORATION

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. dollars)

1.	Nature of Business and Basis of Presentation

          Aspreva Pharmaceuticals Corporation (the “Company”) was incorporated on December 20, 2001 under the Canada Business Corporation Act and continued under the Business Corporations Act (British Columbia) on November 19, 2004. The principal business of the Company is to identify, develop and commercialize new indications for approved drugs and drug candidates for underserved patient populations. Since commercial operations have not commenced, the Company is a development stage enterprise as at December 31, 2004.

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are stated in U.S. dollars unless otherwise noted.

          To date, the Company has financed its cash requirements primarily from share issuances and debt financings. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development and subsequent marketing of its technologies.

          On January 21, 2005 the Company’s Board of Directors approved a 1.284-for-1 split for common and preferred shares, warrants and options. The split is subject to shareholder approval which is expected to occur in February 2005. All share, warrant, option and per unit data included in these financial statements have been adjusted to retroactively reflect the effect of this split.

2.	Significant Accounting Policies

          The following is a summary of significant accounting policies used in the preparation of these financial statements.

Consolidation

          These consolidated financial statements include the accounts of Aspreva Pharmaceuticals Corporation and its wholly-owned subsidiaries: Aspreva Pharmaceuticals SA (Switzerland) and its branch office in the United Kingdom, and Aspreva Pharmaceuticals, Inc. which was incorporated in the United States. Intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Significant estimates are used for, but not limited, to assessment of the net realizable value of long-lived assets, stock-based compensation, assessment of clinical trial expense accruals and taxes. Actual results could differ from those estimates.

Marketable securities

          The Company invests its excess cash in highly liquid government bonds, treasury bills, certificates of deposit and investment grade commercial paper. The Company considers its marketable securities as available-for-sale and they are carried at market value with unrealized gains and losses, if any, reported as accumulated other comprehensive income or loss, which is a separate component of shareholders’ deficiency.

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

Research and development costs

          Research and development costs, which include clinical and regulatory activities, are expensed as incurred, net of related investment tax credits.

Deferred share issue costs

          Deferred share issue costs comprise costs associated with the issuance of share capital. Share issue costs incurred prior to the issuance of share capital are deferred and applied against the proceeds when the shares are issued. In the event the issuance is not successful, such costs are expensed.

Property and Equipment

          Property and equipment is recorded at cost less accumulated amortization. Amortization is provided on a declining balance basis over the estimated useful lives of the assets at the following annual rates:

Computer hardware	30%
Computer software	50%
Furniture and fixtures	20%
Office equipment	30%

          Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Reporting currency and foreign currency translation

          Effective January 1, 2004, the Company changed its functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which it operates as a result of increasing U.S. dollar denominated expenditures and sources of financing. Concurrent with the change in its functional currency, the Company adopted the U.S. dollar as its reporting currency. The consolidated financial statements of the Company for the years ended on or before December 31, 2003, which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows: assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders’ deficiency using the applicable historic rate; and revenue and expenses at the average rate of exchange for the respective periods. Translation gains and losses have been included as part of the cumulative translation adjustment which is reported as a component of accumulated other comprehensive loss.

          Commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the determination of the loss for the period.

Clinical Trial Expenses

          Clinical trial costs are a component of research and development expense. These expenses include fees paid to contract research organizations and participating hospitals and other service providers, which conduct certain product development activities on behalf of the Company. The Company uses an accrual basis of accounting, based upon the amount of service completed. In the event payments differ from the

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

amount of service completed, prepaid expense or accrued liabilities amounts are adjusted on the balance sheet. These expenses are based on estimates of the work performed under service agreements, milestones achieved, patient enrolment and experience with similar contracts. The Company monitors each of these factors to the extent possible and adjusts estimates accordingly.

Leases

          Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Investment tax credits

          The benefits of investment tax credits for scientific research and experimental development expenditures are recognized in the period the qualifying expenditure is made when there is reasonable assurance the investment tax credits will be realized. The investment tax credits recorded are based on management’s best estimates of amounts expected to be recovered and are subject to audit by taxation authorities. The investment tax credit reduces research and development expenses to which they relate.

Long-lived assets

          Long-lived assets comprise property and equipment. The carrying value of long-lived assets is reviewed for impairment whenever events or circumstances indicate that the assets may not be recoverable. The assessment of possible impairment is based on the ability to recover the asset from the expected future undiscounted cash flows expected to result from the asset.

Income Taxes

          Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Stock-Based Compensation

          The Company accounts for stock-based awards issued in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148. Stock-based awards are measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. The fair value of stock options granted is amortized to the consolidated statement of operations over the vesting period.

Deferred lease inducement

          Deferred leasehold inducement represents a tenant improvement allowance and a rent-free period that is being amortized to rent expense on a straight-line basis over the initial term of the lease.

Loss per common share

          Basic loss per common share is computed using the weighted average number of common shares outstanding during the period, excluding contingently issuable shares, if any. Diluted net income per common

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

share is computed in accordance with the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options and warrants, convertible preferred shares and convertible debt. Diluted loss per common share is equivalent to basic loss per common share for all periods presented as the outstanding options, warrants and convertible preferred shares and debt are anti-dilutive.

          The Company has filed a prospectus/ registration statement with Canadian and United States regulatory authorities to sell common shares to the public (note 20).

          If the initial public offering contemplated by this prospectus is consummated at a price per common share of not less than $8.36, all of the convertible redeemable preferred shares outstanding will automatically convert into 12,677,192 common shares based on the convertible redeemable preferred shares outstanding and conversion rates effective at December 31, 2004. The pro forma basic and diluted loss per common share calculations assume the conversion of the convertible redeemable preferred shares into common shares using the as-if-converted method as of the date of issuance.

          All share and per share amounts have been adjusted to reflect a 1.284-for-1 share split that was approved by the board of directors on January 21, 2005 and remains subject to shareholder approval.

          The denominator for pro forma basic and diluted loss per common share for the year ended December 31, 2004 was calculated as follows:

Actual weighted average number of common shares	12,094,525
Pro forma adjustment to reflect weighted average effect of assumed conversion of 12,677,192 preferred shares	10,489,074

22,583,599

Comprehensive loss

          Comprehensive loss is comprised of loss and other comprehensive income (loss). Other comprehensive income (loss) consists of translation adjustments from the application of U.S. dollar reporting and unrealized gains and losses on the Company’s available-for-sale marketable securities. The Company has reported the components of comprehensive loss in the statement of shareholders’ deficiency.

Recent Accounting Pronouncements

          In December 2004 the FASB issued SFAS No. 123(R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148. SFAS No. 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005. SFAS No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based on their fair values. The Company has not yet completed its evaluation, however, as the Company accounts for stock-based awards at fair value in accordance with SFAS No. 123, it is not expected that the adoption of SFAS No. 123(R) will have a material effect on the financial statements.

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

3.	Financial Instruments and Risks

(a) Fair value

          The carrying amounts of the Company’s financial instruments represented by cash, marketable securities, restricted cash, amounts receivable, investment tax credits receivable, rental deposits, bank indebtedness and accounts payable approximate fair value due to the short-term maturity of these instruments. The carrying value of the convertible promissory note and the capital lease obligations approximate fair value based on current market rates.

Marketable securities

          The Company’s investment in marketable securities comprises highly liquid government bonds, treasury bills, certificates of deposit and investment grade commercial paper which generally mature within one year from the date of purchase except for one certificate of deposit in the amount of $700,000 which matures in January 2007. These investments are recorded at fair value with a corresponding net unrealized gain of $1,000 as at December 31, 2004 recorded in other comprehensive loss.

(b) Financial risk

          Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Foreign exchange risk arises as the Company’s investments, which finance operations, are substantially denominated in United States dollars and the Company’s expenses are denominated in several foreign currencies, including Canadian dollars, British sterling and Euros. Interest rate risk arises due to the Company’s investments being in fixed interest highly liquid investments.

4.	Restricted Cash

          In October 2003, the Company placed $271,000 (CAD$350,000) in escrow in connection with an employment contract. The amount was released over the period from January 1, 2004 to July 30, 2004.

          During the year ended December 31, 2004, the Company placed $351,000 (CAD$422,000) on deposit as collateral for a corporate travel and credit card program, which can be cancelled at any time.

5.	Property and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

	(In thousands)
December 31, 2003
Computer hardware	$40	$7	$33
Computer software	19	5	14
Furniture and fixtures	2	—	2
Office equipment	10	1	9

	$71	$13	$58

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

		Accumulated	Net Book
	Cost	Amortization	Value

	(In thousands)
December 31, 2004
Computer hardware	$593	$98	$495
Computer software	166	49	117
Furniture and fixtures	150	15	135
Office equipment	102	18	84
Leasehold improvements	69	6	63
Assets under capital leases:
Leasehold improvements	552	47	505
Furniture and fixtures	404	40	364

	$2,036	$273	$1,763

6.	Accrued Liabilities

	December 31,	December 31,
	2003	2004

	(In thousands)
Accrued employee compensation	$125	$1,634
Accrued research and development expenses	—	1,543
Accrued marketing expenses	—	278
Accrued professional fees	—	1,214
Other accrued liabilities	25	733

	$150	$5,402

7.	Deferred Lease Inducement

          Pursuant to an operating lease agreement for new office premises, the Company received inducements totaling $304,000 (cash inducement of $237,000 and a rent-free period of six months). The lease inducements are being recognized ratably over the seven year term of the lease against rent expense.

8.	Bank Indebtedness

          The Company’s credit facilities with a Canadian chartered bank provide a $370,000 and CAD$500,000 revolving demand facilities, a CAD$600,000 revolving demand facility by way of letters of credit or guarantee, a CAD$2,000,000 lease line of credit and a CAD$200,000 corporate credit card facility. The aggregate amount outstanding under the lease line of credit and the CAD$600,000 revolving demand facility cannot exceed CAD$2,000,000. The $370,000 and CAD$500,000 revolving demand facilities bear interest at the bank’s U.S. base rate plus 0.125% and the bank Canadian prime rate plus 0.125% per annum, respectively.

          As collateral for the credit facilities, the Company has provided the bank with a general security agreement providing a first ranking charge on the Company’s assets and a letter of undertaking to maintain a minimum of CAD$10.0 million of cash and investments within a portfolio at the bank. In addition, the Company cannot, without the prior consent of the bank, grant any encumbrance on the Company’s assets

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

or provide any guarantees, sell any of its assets other than in the ordinary course of business or merge, amalgamate or enter into any business combination.

          As at December 31, 2004, the Company has drawn on the CAD$600,000 revolving demand facility by issuing a $475,000 (CAD$600,000) letter of guarantee to a lessor with respect to leased equipment. In addition, the Company has drawn on the lease line of credit through a capital lease totalling $601,000 (CAD$760,000) for leasehold improvements and $231,000 (CAD$288,000) for interim funding for computer equipment purchases. The bank’s prime rates for the US and Canadian facilities at December 31, 2004 were 5.75% and 4.25%. The related assets are included in Property and equipment (note 5).

9.	Capital Lease Obligations

          During the year ended December 31, 2004, the Company entered into capital leases for furniture and equipment and leasehold improvements for which the minimum annual payments are as follows:

(In thousands)

Year ended December 31:
2005	$368
2006	368
2007	217

Total minimum lease payments	953
Less amounts representing interest (at rates ranging from 3-5%)	(44)

Present value of net minimum capital lease payments	909
Current portion of capital lease obligations	341

$568

          Interest expense of $20,000 relating to capital lease obligations has been included in interest expense for the year ended December 31, 2004.

10.	Convertible Promissory Notes

	December 31,	December 31,
	2003	2004

	(In thousands)
Convertible promissory notes issued for cash	$4,120	$—
Accrued interest on convertible promissory notes	74	—

	$4,194	$—

          All share and per share amounts have been adjusted to reflect a 1.284 to 1 share split that was approved by the board of directors on January 21, 2005 and remains subject to shareholder approval.

          In September 2003, the Company issued convertible promissory notes (“Notes”) totaling $4,120,000 (CAD$5,325,000) which bore interest at the prime rate of the Company’s bankers plus 2% per annum (prime rate at December 31, 2003 — 4.5%). The terms of the conversion allowed for common shares to be issued at a price equal to the issue price of shares issued in connection with a major financing of at least $11.6 million (CAD$15.0 million) less a discount of 15% or 25% if the financing occurred prior

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

to March 31, 2004 or 2005, respectively, otherwise at $1.16 (CAD$1.50) each. In addition, the Note holders would receive upon conversion, non-transferable share purchase warrants entitling the holder to acquire up to 20% of the number of common shares issued upon conversion until September 15, 2006, at a price per share equal to the conversion price. The Notes automatically converted upon the earlier of three dates, one of which was the completion of a major financing.

          On March 5, 2004, in conjunction with the issuance of preferred shares, the full balance of the Notes and accrued interest was converted into 1,151,896 common shares and warrants to purchase 230,360 common shares were issued. Each warrant entitles the holder to acquire one common share at a price of $3.88 (CAD$4.76) per share until September 15, 2006.

          As the number of warrants and the exercise price was not determinable until conversion, the issuance of the warrants was recorded as interest expense and additional paid-in capital on March 5, 2004 when the terms were determined. The $809,000 fair value of the warrants was determined using the Black-Scholes pricing model with the following factors: volatility of 150%, expected life of 2.5 years, interest rate of 4% and a 0% dividend rate.

          Interest expense on the Notes amounted to $74,000 and $49,000 for the years ended December 31, 2003, and 2004, respectively.

11.	Convertible Redeemable Preferred Shares

          All share and per share amounts have been adjusted to reflect a 1.284-for-1 share split that was approved by the board of directors on January 21, 2005 and remains subject to shareholder approval.

(a) Authorized

          Unlimited number of preferred shares issuable in series, of which the first series consists of 12,677,192 preferred shares, Series A. The rights and restrictions of any series are determined at the time of designation by the Board of Directors.

(b) Issued and outstanding

          On March 5, 2004 the Company issued a total of 12,677,192 preferred shares, Series A (“Preferred Shares”) for total net cash proceeds of $49,341,000 (net of $3,659,000 of share issuance costs).

          The Preferred Shares are voting and convertible into common shares on a one to one ratio, subject to antidilution provisions, at any time at the option of the holder and will be automatically converted into common shares upon the completion of a public offering raising at least $40.0 million, net of share issuance costs, at a price per share of not less than $8.36. If the price per share of the public offering is less than $8.36 but greater than $6.27, the Preferred Shares will automatically convert into common shares at a conversion price equal to 50% of the price per share of the public offering. In addition, the holders of not less than 75% of the Preferred Shares may elect, at any time after March  15, 2009, to require the Company to redeem the Preferred Shares at the original purchase price plus any declared but unpaid dividends. The Company has the right to redeem the Preferred Shares at any time after March 15, 2504 on the same basis. The holders of the Preferred Shares will be entitled to receive non-cumulative dividends at 8% per annum when and if declared by the Board of Directors. In the event the Company pays a dividend on its common shares, holders of the Preferred Shares will be entitled to a similar dividend on an as-converted basis.

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

          Upon liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to receive, prior to any distributions to holders of common shares, an amount equal to the original purchase price plus any declared but unpaid dividends. Liquidation events, as defined in the amended articles of incorporation, include (a) the acquisition of the Company by another entity by means of any transaction or series of transactions (including a merger or consolidation), in which the shareholders of the Company prior to such event own less than 50% of the total combined voting power of the acquiring or surviving entity, and (b) the sale of all or substantially all of the assets of the Company.

          The holders of Preferred Shares are entitled to elect three directors. As long as at least one million Preferred Shares remain outstanding, the Company cannot, without the prior approval of the then majority of the holders of Preferred Shares, among other things, create new classes or series of shares having rights, preferences or privilege senior to or on parity with the Preferred Shares, amend the rights, preferences or privileges of the Preferred Shares, amend the authorized number of preferred shares or any series thereof, amend the articles of the Company, declare dividends or make any distribution on the Company’s common shares, authorize a liquidating event, change the number of directors, or redeem or acquire any equity securities of the Company. A total of 12,677,192 common shares have been reserved for the conversion of the Preferred Shares as at December 31, 2004.

          For accounting purposes, the Preferred Shares are presented as mezzanine equity in the consolidated financial statements as the redemption provisions are not entirely within the Company’s control.

12.	Common Shares

          All share and per share amounts have been adjusted to reflect a 1.284-for-1 share split that was approved by the Board of Directors on January 21, 2005 and remains subject to shareholder approval.

(a) Authorized

          Unlimited number of voting common shares, without par value

(b) Common shares issued and outstanding

	Number of	Amount
	Common Shares	(In Thousands)

Issued for cash	8,560,428	$1
Less common shares held by the Trust (note 12(c))	(1,284,000)	—

Balance, December 31, 2002	7,276,428	1
Issued for cash	3,170,557	1,086
Share issuance costs	—	(17)
Issued in settlement of amount due to shareholders	174,038	59
Common shares distributed from the Trust (note 12(c))	1,258,320	—

Balance, December 31, 2003	11,879,343	1,129
Issued on conversion of promissory notes (note 10)	1,151,896	4,093
Issued on exercise of stock options	14,267	10
Common shares distributed from the Trust (note 12(c))	25,680	—

Balance, December 31, 2004	13,071,186	5,232

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

(c) Stock purchase plan trust

          In 2002, the Company established the 2002 Aspreva Incentive Stock Purchase Plan Trust (the “Trust”) for the purpose of distributing common shares to officers, directors, employees and consultants. In 2002, the Trust acquired 1,284,000 common shares of the Company for a nominal amount of $62 (CAD$100). During the year ended December 31, 2003, the Trust distributed 1,258,320 common shares to participants of the Trust. The 1,219,800 common shares distributed to employees are subject to a return provision, whereby the number of shares that must be returned to the Trust, if recipients terminate their employment, declines ratably over a three-year period from the distribution date. The balance of 38,520 common shares were distributed to consultants. In December 2004, the Company distributed the remaining 25,680 common shares to an employee.

          The fair value of the common shares distributed to the Trust participants during the year ended December 31, 2003 and 2004 of $500,000 and $340,000 respectively is being expensed over the vesting period with a corresponding credit to additional paid-in capital. Stock-based compensation related to the Trust shares amounted to $13,000, $110,000 and $348,000 for the years ended December 31, 2002, 2003 and 2004 respectively.

(d) Incentive stock option plan

          On January 22, 2002 the Company adopted the Aspreva 2002 Incentive Stock Option Plan (the “Plan”) pursuant to which 1,284,000 common shares have been reserved for issuance to directors, officers, employees and consultants. The Plan was amended in May 2004 to increase the reserve to 2,247,000 common shares and then to 3,531,000 in December 2004. The Plan will terminate in January 2012. The exercise price of the options is determined by the Board (or a committee thereof) but generally will be at least equal to the fair value of the shares at the grant date. As at December 31, 2004, 1,631,821 common shares are available for future grants.

          The stock options typically have a ten year contractual life and vest ratably over a period of two to four years from the date of grant.

          Stock option transactions for the period and the number of stock options outstanding are summarized below:

	Number of	Weighted
	Optioned	Average
	Common	Exercise
	Shares	Price

Exercisable in Canadian dollars
Balance, December 31, 2001 and 2002	—	$—
Options granted	417,300	0.78

Balance, December 31, 2003	417,300	0.78
Options granted	1,499,712	5.60
Options cancelled	(17,833)	0.78
Options exercised	(14,267)	0.78

Balance, December 31, 2004	1,884,912	4.61

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

          The following table summarizes information about options outstanding at December 31, 2004:

	Options Outstanding		Options Exercisable

Average
	Number of	Remaining	Number of
	Common	Contractual	Common
Exercise	Shares	Life	Shares	Exercise
Price	Issuable	(years)	Issuable	Price

Exercisable in Canadian dollars
$0.78	385,200	8.5	195,988	$0.78
$5.60	1,499,712	9.2	156,363	$5.60

          The stock options expire at various dates from April 2013 to December 2014.

          The estimated fair value of stock options granted was determined using the Black-Scholes option pricing model with the following assumptions:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Average risk-free interest rate	4.7%	4.7%	4.0%
Expected life	8.0 years	8.0 years	8.0 years
Dividend yield	0.0%	0.0%	0.0%
Volatility	150%	150%	150%

          The weighted average fair value of options granted during the year ended December 31, 2003 and 2004 which were granted with exercise prices at the fair value of common shares on the date of grant was $0.56 and $4.27. The weighted average fair value of options granted during the year ended December 31, 2004 with exercise prices less than the estimated fair value of the common shares on the date of grant was $12.51.

          Stock-based compensation expense relating to stock option grants, shares distributed from the Trust and warrants issued has been recorded in the statement of operations and as additional paid-in capital as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2002	2003	2004

	(In thousands)
Research and development	$13	$77	600
Marketing, general and administrative	—	73	1,739
Interest and other expense	—	—	809

	$13	$150	$3,148

(e) Warrants

          As at December 31, 2004, the Company has warrants outstanding entitling the holders to acquire 230,360 common shares at an exercise price of $3.56 (CAD $4.76) per share which will expire on September 15, 2006.

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

(f) Reserved shares

          The Company has reserved common shares for future issuance as follows:

	December 31,	December 31,
	2003	2004

Exercise of outstanding warrants	—	230,360
Stock option plans:
Exercise of outstanding options	417,300	1,884,912
Available for future grants	866,700	1,631,821
Distribution of Trust shares	25,680	—
Conversion of Preferred Shares	—	12,677,192

Total	1,309,680	16,424,285

13.	Income Taxes

          As at December 31, 2004, the Company has scientific research and experimental development expenditures (SRED) in the amount of $586,000 which have no expiry date, available to reduce future Canadian taxable income. The Company also has approximately $22,002,000 of losses carried forward available to reduce taxable income for future years of which approximately $2,753,000 is available in Canada and approximately $19,249,000 is available in Switzerland. These losses expire as follows:

Losses

(In thousands)
2008	$2
2009	170
2010	1,927
2011	19,903

$22,002

          Significant components of the Company’s future tax assets are as follows:

	December 31,	December 31,
	2003	2004

	(In thousands)
Deferred tax assets:
Tax loss carryforwards	$640	$2,521
Other	36	1,590

	676	4,111
Valuation allowance	(676)	(4,111)

Net deferred tax assets	$—	$—

          The potential income tax benefits relating to net deferred tax assets have not been recognized in the consolidated financial statements as their realization did not meet the “more likely than not” criteria under the liability method of tax allocation.

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

          The reconciliation of income tax attributable to operations computed at the Canadian statutory tax rate to income tax recovery, using a statutory tax of 39.6%, 37.6% and 35.6% for the years ended December 31, 2002, 2003 and 2004 respectively, is:

	Year Ended December 31,

	2002	2003	2004

	(In thousands)
Income tax recovery at statutory rates	$(67)	$(953)	$(8,008)
Change in valuation allowance	62	613	3,435
Foreign tax rate differences	—	311	5,268
Non-deductible stock-based compensation	—	53	1,121
Permanent differences	—	—	(1,726)
Other	5	(24)	(90)

	$—	$—	$—

14.	Collaborative Agreements

          In July 2003, the Company entered into a 14 year collaboration agreement with Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd (“Roche”) for the worldwide rights, excluding Japan, to develop, market and promote CellCept for all autoimmune indications (“Agreement”).

          In order to govern the terms and obligations of the Agreement, the Company and Roche formed a Joint Committee, comprised of three individuals from each company. Under the Agreement, the Company is obligated to use commercially reasonable efforts to conduct three clinical trial programs and to prepare the regulatory filings related thereto for the use of CellCept in the treatment of autoimmune indications, pursuant to a development plan approved by the Joint Committee. Upon regulatory approval of the use of CellCept in any such autoimmune indication, the Company is obligated to use commercially reasonable efforts to promote and detail to physicians CellCept for use in such approved indication, pursuant to a commercialization plan approved by the Joint Committee. Roche is responsible for filing all regulatory submissions for approval, supplying amounts of CellCept as are needed for the Company’s clinical supplies, at cost, and for manufacturing, distributing and selling CellCept for all uses.

          Under the terms of the Agreement, the Company will share half of the net sales of CellCept that are not tracked to use on transplant indications over an established baseline. The Company expects to recognize revenue on CellCept sales commencing April 1, 2005.

          The Agreement may be unilaterally terminated by the Company for convenience prior to its expiration in 2017. Either party may terminate early the Agreement after 2011 if there is a lack of non-transplant sales over the baseline for a prolonged period. In addition, if CellCept is withdrawn from or recalled in any given country, either party may terminate the Agreement with respect to that country.

15.	Related Party Transactions

          The Company incurred legal fees payable to a law firm where a director of the Company is a partner of $44,000, $132,000 and $903,000 (including $56,000 third party costs) for the years ended December 31, 2002, 2003 and 2004, respectively. Included in accounts payable and accrued liabilities are amounts owing to this law firm of $42,000 and $703,000 as at December 31, 2003 and 2004, respectively.

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

          The Company incurred consulting fees of $2,000, $47,000 and $129,000 for the years ended December 31, 2002, 2003 and 2004, respectively payable to two former directors of the Company and salary and consulting fees of $0, $50,000 and $51,000 for the years ended December 31, 2002, 2003 and 2004, respectively to spouses of three officers of the Company. All transactions were recorded at their exchange amount and were paid in full.

16.	Commitments and Contingencies

(a) Operating leases

          Committed minimum lease payments under operating leases for premises are estimated as follows:

(In thousands)

December 31:
2005	$238
2006	294
2007	308
2008	321
2009	331
Thereafter	273

$1,765

          Rent expense was $0, $40,000 and $182,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

(b) Guarantees

          Occasionally, the Company enters into agreements with third parties in the ordinary course of business that include indemnification provisions that are customary in the industry. Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligation prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

17.	Research and Development Expenses

          Total research and development expenses comprise the following amounts:

				Period from
	Year Ended December 31,			December 20, 2001
				(Inception) to
	2002	2003	2004	December 31, 2004

	(In thousands)
Clinical and regulatory	$16	$916	$8,415	$9,347
Business development	58	316	1,723	2,097

Research and development	$74	$1,232	$10,138	$11,444

ASPREVA PHARMACEUTICALS CORPORATION
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in U.S. dollars)

          Investment tax credits of $136,000 and $125,000, representing the refundable portion earned on eligible research and development expenditures, have been applied to reduce research and development expenses for the years ended December 31, 2003 and 2004, respectively.

18.	Segmented Information

          The Company operates primarily one business segment with substantially all its assets located in Canada and operations located in Canada, the United States, Switzerland and the United Kingdom.

19.	Supplemental Cash Flow Information

          Supplemental cash flow information is as follows:

	Year Ended			Period from
	December 31,			December 20, 2001
				(Inception) to
	2002	2003	2004	December 31, 2004

	(In thousands)
Issuance of common shares in settlement of amounts due to shareholders	$—	$59	$—	$59
Issuance of common shares to consultant for services rendered	—	$13	$—	$13
Equipment acquired under capital leases	—	—	$960	$960
Issuance of common shares upon conversion of promissory notes	—	—	$4,093	$4,093
Interest paid	—	—	$22	$22

20.	Subsequent Events

          (a) On January 24, 2005, the Company filed a prospectus/registration statement with Canadian and United States regulatory authorities, respectively, for an initial public offering of its common shares.

          (b) On January 21, 2005, the Company’s Board of Directors approved a 1.284-for-1 split for common shares, preferred shares, warrants and options. The split is subject to shareholder approval which is expected to occur in February 2005. All share, warrant, option and per share, warrant and option data in these consolidated financial statements are shown after giving retroactive effect to this split.

          Through and including               , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

                        Shares

Common Shares

PROSPECTUS

Merrill Lynch & Co.

Banc of America Securities LLC

Pacific Growth Equities, LLC

              , 2005

PART II

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 6.	Indemnification of Directors and Officers

          Under the BCBCA, a company may indemnify an individual who:

•	is or was a director or officer of the company;

•	is or was a director or officer of another corporation: (a) at the time when such corporation is or was an affiliate of the company; or, (b) at the request of the company; or

•	at the request of the company, is or was, acting in a similar capacity of another entity,

against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of any legal proceeding or investigative action, whether current, threatened, pending or completed, in which such eligible party is involved because of that association with the company or other entity.

          However, indemnification is prohibited under the BCBCA if:

•	such eligible party did not act honestly and in good faith with a view to the company’s best interests (or the other entity, as the case may be); and

•	in the case of a proceeding other than a civil proceeding, such eligible party did not have reasonable grounds for believing that such person’s conduct was lawful.

          A company may not indemnify or pay the expenses of an eligible party in respect of an action brought against an eligible party by or on behalf of the company.

          The BCBCA allows a company to pay, as they are incurred in advance of a final disposition of a proceeding, the expenses actually and reasonably incurred by the eligible party, provided that the company receives from such eligible party an undertaking to repay the amounts advanced if it is ultimately determined that such payment is prohibited.

          Despite the foregoing, on application by a company or an eligible party, a court may:

•	order the company to indemnify an eligible party in respect of an eligible proceeding;

•	order the company to pay some or all of the expenses incurred by an eligible party in an eligible proceeding;

•	order enforcement of or any payment under an indemnification agreement;

•	order the company to pay some or all of the expenses actually and reasonably incurred by a person in obtaining the order of the court; and/or

•	make any other order the court considers appropriate.

          The BCBCA provides that a company may purchase and maintain insurance for the benefit of an eligible party (or their heirs and personal or other legal representatives of the eligible party) against any liability that may be incurred by reason of the eligible party being or having been a director or officer, or in an equivalent position of the company or that of an associated corporation.

          The Registrant’s articles provide that, subject to the BCBCA, the Registrant must indemnify its directors, former directors or alternate directors and his or her heirs and legal personal representatives against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, all legal proceedings, investigative actions or other eligible proceedings (whether current, threatened, pending or completed) to which such person is or may be liable, and the Registrant must, after the final disposition of a legal proceeding, investigative action or other eligible proceeding, pay the expenses (which includes costs, charges and expenses, including legal and other fees but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by such person in respect of that proceeding.

          The Registrant has entered into an indemnity agreement with certain of its directors and officers which provide, among other things, that the Registrant will indemnify him or her for expenses actually and reasonably incurred by such person because of any claim made against him or her in a proceeding by reason of the fact that he or she was a director and/or officer; provided that, the Registrant is only obligated to indemnify such person if, among other things, he or she acted honestly and in good faith with a view to the Registrant’s best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful.

          The form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the Registrant, its directors, certain of its officers and its controlling persons for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

          The Registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy (i) insures directors and officers against losses for which the Registrant does not indemnify and which losses arise from certain wrongful acts in the indemnified parties’ capacities as directors and officers and (ii) reimburses the Registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

Item 7.	Recent Sales of Unregistered Securities

          The following is a summary of the securities sold by the Registrant since the date of our inception (December 20, 2001) which were not registered under the Securities Act.

(a) The Registrant issued options for a ten year term to purchase a total of 1,955,532 common shares to certain of its directors, officers and employees. 417,300 of these options have an exercise price of $0.63 and 1,499,712 of these options have an exercise price of $4.56. Stock options covering 17,833 shares were cancelled without being exercised.

(b) On January 28, 2002 the Registrant issued one common share to one of its directors for $0.62. This common share was subsequently gifted to the Registrant and cancelled.

(c) On January 28, 2002 the Registrant issued 8,560,428 common shares for an aggregate purchase price of $414 to three of its directors and seven other purchasers.

(d) On January 16, 2003 the Registrant issued 2,481,844 common shares for an aggregate purchase price of $842,304 to twenty-five purchasers.

(e) On January 16, 2003 the Registrant issued 174,038 common shares to three of its directors in settlement of aggregate outstanding indebtedness of $59,111.

(f) On April 2, 2003 the Registrant issued 688,713 common shares for an aggregate purchase price of $243,477 to five purchasers.

(g) In September 2003 the Registrant sold convertible promissory notes for an aggregate purchase price of $3,973,232 to one of its directors and fifty-seven other purchasers. The convertible promissory notes were converted into common shares and warrants on March 5, 2004 (see (h) below).

(h) On March 5, 2004 the Registrant issued 12,677,192 Series A preferred shares for an aggregate purchase price of 53.0 million to two purchasers. A “cash placement fee” of 3.3 million was paid to BMO Nesbitt Burns for advisory services provided in respect of this transaction. On March 5, 2004, upon conversion of the convertible promissory notes sold in

September 2003, the Registrant issued to the holders of such convertible promissory notes a total of 1,151,896 common shares and warrants to purchase 230,360 common shares.

(i) On December 21, 2004, the Registrant issued 14,267 common shares for an aggregate purchase price of $9,055 upon the exercise of a stock option.

          The Registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities to purchasers resident in the United States in the transactions described in paragraphs (d) and (g) above under Section 4(2) under the Securities Act in that such sales and issuances did not involve a public offering. The Registrant claimed such exemption on the basis that the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 8.	Exhibits and Financial Statement Schedules

          (a) Exhibits

          The following exhibits are filed as part of this Registration Statement:

Exhibit No.		Description

1	.1*	Form of Purchase Agreement.
3.1		Notice of Articles of the Registrant.
3.2		Articles of the Registrant.
4.1		Specimen certificate evidencing common shares.
4	.2*	Stockholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada dated .
4.3		Registration Rights Agreement between the Registrant and certain of its stockholders dated March 5, 2004.
5.1		Opinion of Farris, Vaughan, Wills & Murphy regarding the legality of the securities being registered.
10.1		Amended and Restated Shareholders’ Agreement between the Registrant and certain stockholders dated March 5, 2004.
10.2		Amended and Restated Shareholders’ Agreement Amending Agreement between the Registrant and certain stockholders dated August 9, 2004.
10	.3†	Aspreva 2002 Incentive Stock Option Plan.
10	.4†	Form of Stock Option Agreement with respect to the Aspreva 2002 Incentive Stock Option Plan.
10	.5†	2002 Aspreva Incentive Stock Purchase Plan Trust Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10	.6#	CellCept Collaboration and Promotion Agreement among Aspreva Pharmaceuticals GmbH, Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd dated July 18, 2003.
10	.7†	Executive Employment Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10	.8†	Change in Control Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10	.9†	Executive Employment Agreement between the Registrant and Noel F. Hall dated January 28, 2002.
10	.10†	Change in Control Agreement between the Registrant and Noel F. Hall dated January 28, 2002.
10	.11†	Executive Employment Agreement between the Registrant and Bruce G. Cousins dated January 23, 2004.
10	.12†	Change in Control Agreement between the Registrant and Bruce G. Cousins dated January 23, 2004.

Exhibit No.		Description

10	.13†	Trust Share Transfer Agreement between Richard M. Glickman, as trustee of the 2002 Aspreva Incentive Stock Purchase Plan Trust, and Bruce G. Cousins dated effective December 8, 2004.
10	.14†	Executive Employment Agreement between the Registrant and Reinhard W.A. Baildon, M.D., Ph.D. dated August 25, 2003.
10	.15†	Change in Control Agreement between the Registrant and Reinhard W.A. Baildon, M.D., Ph.D. dated August 25, 2003.
10	.16†	Executive Employment Agreement between the Registrant and Steven Piazza dated December 7, 2004.
10	.17†	Change in Control Agreement between the Registrant and Steven Piazza dated December 7, 2004.
10	.18†	Consulting Agreement between the Registrant, Dr. Michael R. Hayden and Genworks Inc. dated January 28, 2002.
10	.19†	Fiduciary Contract/Mandate between the Registrant and Richard M. Glickman dated December 12, 2004.
10.20		Agreement between the Registrant and Dr. Erich Mohr dated February 15, 2003.
10.21		Credit Facilities Agreement between the Registrant and Royal Bank of Canada dated April 23, 2004.
10.22		Amendment, dated November 1, 2004, to Credit Facilities Agreement dated April 23, 2004 between the Registrant and Royal Bank of Canada.
10.23		Amendment, dated December 13, 2004, to Credit Facilities Agreement dated April 23, 2004 between the Registrant and Royal Bank of Canada.
10.24		General Security Agreement between the Registrant and Royal Bank of Canada dated April 28, 2004.
10	.25*	Form of Indemnity Agreements between the Registrant and its directors and officers.
10.26		Summary of Non-Employee Director Cash Compensation.
21.1		List of Subsidiaries.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Farris, Vaughan, Wills & Murphy (included in Exhibit 5.1).
24.1		Power of Attorney (included in the signature pages to this Registration Statement).

*       To be filed by amendment.

†	Indicates management contract or compensatory plan.

#       Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

          (b) Financial Statement Schedules

          All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the Consolidated Financial Statements and notes thereto.

Item 9.	Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Victoria, Province of British Columbia, Canada on January 24, 2005.

ASPREVA PHARMACEUTICALS CORPORATION

By:	/s/ RICHARD M. GLICKMAN

Richard M. Glickman
Chairman and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENT that each person whose signature appears below constitutes and appoints Richard M. Glickman and Bruce G. Cousins his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement on Form F-1, and to any registration statement filed by the registrant under Securities and Exchange Commission Rule 462(b) of the Securities Act of 1933 which relates to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD M. GLICKMAN Richard M. Glickman	Chairman and Chief Executive Officer (principal executive officer)	January 24, 2005

/s/ BRUCE G. COUSINS Bruce G. Cousins	Chief Financial Officer (principal financial and accounting officer)	January 24, 2005

/s/ KIRK K. CALHOUN Kirk K. Calhoun	Director	January 24, 2005

/s/ NOEL F. HALL Noel F. Hall	Director	January 24, 2005

Signature	Title	Date

/s/ RONALD M. HUNT Ronald M. Hunt	Director	January 24, 2005

/s/ JULIA G. LEVY, PH.D. Julia G. Levy, Ph.D.	Director	January 24, 2005

/s/ R. HECTOR MACKAY-DUNN, Q.C. R. Hector MacKay-Dunn, Q.C.	Director	January 24, 2005

/s/ GEORGE M. MILNE, PH.D. George M. Milne, Ph.D.	Director	January 24, 2005

/s/ ARNOLD L. ORONSKY, PH.D. Arnold L. Oronsky, Ph.D.	Director	January 24, 2005

/s/ KIRK K. CALHOUN Kirk K. Calhoun	(Authorized U.S. Representative)	January 24, 2005

EXHIBIT INDEX

          The following exhibits are filed as part of this Registration Statement:

Exhibit No.		Description

1	.1*	Form of Purchase Agreement.
3.1		Notice of Articles of the Registrant.
3.2		Articles of the Registrant.
4.1		Specimen certificate evidencing common shares.
4	.2*	Stockholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada dated .
4.3		Registration Rights Agreement between the Registrant and certain of its stockholders dated March 5, 2004.
5.1		Opinion of Farris, Vaughan, Wills & Murphy regarding the legality of the securities being registered.
10.1		Amended and Restated Shareholders’ Agreement between the Registrant and certain stockholders dated March 5, 2004.
10.2		Amended and Restated Shareholders’ Agreement Amending Agreement between the Registrant and certain stockholders dated August 9, 2004.
10	.3†	Aspreva 2002 Incentive Stock Option Plan.
10	.4†	Form of Stock Option Agreement with respect to the Aspreva 2002 Incentive Stock Option Plan.
10	.5†	2002 Aspreva Incentive Stock Purchase Plan Trust Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10	.6#	CellCept Collaboration and Promotion Agreement among Aspreva Pharmaceuticals GmbH, Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd dated July 18, 2003.
10	.7†	Executive Employment Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10	.8†	Change in Control Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10	.9†	Executive Employment Agreement between the Registrant and Noel F. Hall dated January 28, 2002.
10	.10†	Change in Control Agreement between the Registrant and Noel F. Hall dated January 28, 2002.
10	.11†	Executive Employment Agreement between the Registrant and Bruce G. Cousins dated January 23, 2004.
10	.12†	Change in Control Agreement between the Registrant and Bruce G. Cousins dated January 23, 2004.
10	.13†	Trust Share Transfer Agreement between Richard M. Glickman, as trustee of the 2002 Aspreva Incentive Stock Purchase Plan Trust, and Bruce G. Cousins dated effective December 8, 2004.
10	.14†	Executive Employment Agreement between the Registrant and Reinhard W.A. Baildon, M.D., Ph.D. dated August 25, 2003.
10	.15†	Change in Control Agreement between the Registrant and Reinhard W.A. Baildon, M.D., Ph.D. dated August 25, 2003.
10	.16†	Executive Employment Agreement between the Registrant and Steven Piazza dated December 7, 2004.
10	.17†	Change in Control Agreement between the Registrant and Steven Piazza dated December 7, 2004.
10	.18†	Consulting Agreement between the Registrant, Dr. Michael R. Hayden and Genworks Inc. dated January 28, 2002.
10	.19†	Fiduciary Contract/Mandate between the Registrant and Richard M. Glickman dated December 12, 2004.
10.20		Agreement between the Registrant and Dr. Erich Mohr dated February 15, 2003.

Exhibit No.		Description

10.21		Credit Facilities Agreement between the Registrant and Royal Bank of Canada dated April 23, 2004.
10.22		Amendment, dated November 1, 2004, to Credit Facilities Agreement dated April 23, 2004 between the Registrant and Royal Bank of Canada.
10.23		Amendment, dated December 13, 2004, to Credit Facilities Agreement dated April 23, 2004 between the Registrant and Royal Bank of Canada.
10.24		General Security Agreement between the Registrant and Royal Bank of Canada dated April 28, 2004.
10	.25*	Form of Indemnity Agreements between the Registrant and its directors and officers.
10.26		Summary of Non-Employee Director Cash Compensation.
21.1		List of Subsidiaries.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Farris, Vaughan, Wills & Murphy (included in Exhibit 5.1).
24.1		Power of Attorney (included in the signature pages to this Registration Statement).

*       To be filed by amendment.

†	Indicates management contract or compensatory plan.

#       Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.